Filed Pursuant to Rule 424(b)(4)

Registration No. 333-274231

Prospectus

ASCENT SOLAR TECHNOLOGIES, INC.

3,572,635 UNITS CONSISTING OF

ONE SHARE OF COMMON STOCK,

OR ONE PRE-FUNDED WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK, AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

We are offering on a best efforts basis 3,572,635 units, each consisting of one share of our common stock, par value $0.0001 per share, and one warrant to purchase one share of common stock (“Common Warrants”), at a public offering price of $2.88 per unit for gross proceeds of approximately $10.3 million in this offering. Each Common Warrant will have an exercise price of $2.88 per share of common stock (equal to 100% of the public offering price of each unit sold in this offering), will be exercisable immediately, and will expire five years from the date of issuance.

We are also offering to each purchaser of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock immediately following the consummation of this offering the opportunity to purchase units consisting of one pre-funded warrant (in lieu of one share of common stock) (“Pre-Funded Warrant”) and one Common Warrant. A holder of pre-funded warrants will not have the right to exercise any portion of its pre-funded warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. Each pre-funded warrant will be exercisable for one share of common stock. The purchase price of each unit including a Pre-Funded Warrant will be equal to the price per unit including one share of common stock, minus $0.0001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each unit including a Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of units including a share of common stock we are offering will be decreased on a one-for-one basis.

The shares of our common stock and Pre-Funded Warrants, if any, and the accompanying Common Warrants can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. We are also registering the shares of common stock issuable from time to time upon exercise of the Common Warrants and Pre-Funded Warrants included in the units offered hereby.

Our common stock is traded on the Nasdaq Capital Market under the symbol “ASTI.” On September 27, 2023, the closing price for our common stock, as reported on the Nasdaq Capital Market, was $5.51 per share. The public offering price per unit was determined at the time of pricing was at a discount to the then current market price. The final public offering price was determined through negotiation between us and investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

There is no established public trading market for the Pre-Funded Warrants or Common Warrants, and we do not expect a market to develop. Without an active trading market, the liquidity of the Pre-Funded Warrants and Common Warrants will be limited. In addition, we do not intend to list the Pre-Funded Warrants or the Common Warrants on the Nasdaq Capital Market, any other national securities exchange or any other trading system.

We have engaged Dawson James Securities Inc. as our exclusive placement agent (“Dawson” or the “placement agent”) to use its reasonable best efforts to solicit offers to purchase our securities in this offering. The placement agent is not purchasing or selling any of the securities we are offering and is not required to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering the actual public offering amount, placement agent’s fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the placement agent the placement agent fees set forth in the table below. See “Plan of Distribution” in this prospectus for more information.

Except as otherwise indicated, all share and per share information in this prospectus gives effect to the reverse stock split of the Company’s outstanding common stock, which was effected at a ratio of 1-for-200 shares as of 5:00 pm Eastern Time on September 11, 2023, trading for which began as of 9:30 am Eastern Time on September 12, 2023. However, share and per share amounts in our historical financial statements included in this Prospectus have not been adjusted to give effect to the reverse stock split.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to be subject to reduced public company reporting requirements.

	Per Unit(1)	Total
Public offering price	$2.88	$10,289,189
Placement Agent Fees (2)	$0.23	$823,135
Proceeds, before expenses, to us	$2.65	$9,466,054

(1) Units consist of one share of common stock, or one Pre-Funded Warrant to purchase one share of common stock, and one Common Warrant to purchase one share of common stock.

(2) In connection with this Offering, we have agreed to pay to Dawson as placement agent a cash fee equal to 8% of the gross proceeds received by us in the Offering. We have also agreed to reimburse certain expenses of Dawson which are not included in the table above and to issue Dawson a warrant to purchase 3% of the shares of common stock underlying the Units issued in this offering (including any shares underlying the Pre-Funded Warrants, but excluding any shares purchasable under the Common Warrants). See “Plan of Distribution” for a description of the compensation payable to the placement agent.

We anticipate that delivery of the securities against payment will be made on or about October 2, 2023.

Investing in our securities involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Dawson James Securities Inc.

The date of this prospectus is September 28, 2023

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Neither we nor the placement agent has authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the placement agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our units. Our business, financial condition, results of operations and prospects may have changed since that date.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission, or the SEC, before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the late date modifies or supersedes the earlier statement.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our units or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third-parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Risk Factors” and “Information Regarding Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and in documents incorporated by reference. This summary is not complete and may not contain all the information you should consider before investing in our securities. You should read this entire prospectus and the documents incorporated by reference in this prospectus carefully, especially the risks of investing in our securities discussed under the heading “Risk Factors,” and our financial statements and related notes incorporated by reference in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus and the documents incorporated by reference in this prospectus to “Ascent”, “Ascent Solar”, “the Company,” “we,” “us” and “our” refer to Ascent Solar Technologies, Inc. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Information Regarding Forward-Looking Statements.”

This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

Except as otherwise noted, all information in this prospectus reflects and assumes (i) no sale of Pre-Funded Warrants in this offering, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis and (ii) no exercise of the Common Warrants issued in this offering.

Except as otherwise indicated, all share and per share information in this prospectus gives effect to the reverse stock split of the Company’s outstanding common stock, which was effected at a ratio of 1-for-200 shares as of 5:00 pm Eastern Time on September 11, 2023, trading for which began as of 9:30 am Eastern Time on September 12, 2023. However, share and per share amounts in our historical financial statements included in this Prospectus have not been adjusted to give effect to the reverse stock split.

Overview

We were incorporated in 2005 from the separation by ITN Energy Systems, Inc. (“ITN”) of its Advanced Photovoltaic Division and all of that division’s key personnel, core technologies, and certain trade secrets and royalty free licenses to use in connection with the manufacturing, developing marketing, and commercializing Copper-Indium-Gallium-diSelenide (“CIGS”) photovoltaic (“PV”) products.

We are a solar technology company that manufactures and sells PV solar modules that are flexible, durable, and possess attractive power to weight and power to area performance. Our technology provides renewable power solutions to high-value production and specialty solar markets where traditional rigid solar panels are not suitable, including aerospace, agrivoltaics, and niche manufacturing/construction sectors. We operate in these target markets because they have highly specialized needs for power generation and offer attractive pricing due to the significant technological requirements.

We believe the value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in our target markets, but also overcomes many of the obstacles other solar technologies face in space, aerospace and other markets. Ascent designs and develops finished products for end users in these areas and collaborates with strategic partners to design and develop custom integrated solutions for products like satellites, spacecraft, airships and fixed-wing UAVs. Ascent sees significant overlap in the needs of end users across some of these markets and believes it can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

The integration of Ascent's solar modules into space, near space, and aeronautic vehicles with ultra-lightweight and flexible solar modules is an important market opportunity for the Company. Customers in this market have historically required a high level of durability, high voltage and conversion efficiency from solar module suppliers, and we believe our products are well suited to compete in this premium market. Based on achieving +17% efficiency, we believe that our products will fill a void in the satellite market with a lower cost, lighter module and a product that, if struck by an object in space, will create limited space debris.

Commercialization and Manufacturing Strategy

We manufacture our products by affixing a thin CIGS layer to a flexible, plastic substrate using a large format, roll-to-roll process that permits us to fabricate our flexible PV modules in an integrated sequential operation. We use proprietary monolithic integration techniques which enable us to form complete PV modules with little to no costly back-end assembly of inter-cell connections. Traditional PV manufacturers assemble PV modules by bonding or soldering discrete PV cells together. This manufacturing step typically increases manufacturing costs and, at times, proves detrimental to the overall yield and reliability of the finished product. By reducing or eliminating this added step, using our proprietary monolithic integration techniques, we believe we can achieve cost savings in, and increase the reliability of, our PV modules.

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Advantages of CIGS on a Flexible Plastic Substrate

Thin film PV solutions differ based on the type of semiconductor material chosen to act as a sunlight absorbing layer, and also on the type of substrate on which the sunlight absorbing layer is affixed. To the best of our knowledge, we believe we are the only company in the world currently focused on commercial scale production of PV modules using CIGS on a flexible, plastic substrate with monolithic integration. We utilize CIGS as a semiconductor material because, at the laboratory level, it has a higher demonstrated cell conversion efficiency than amorphous silicon (“a-Si”) and cadmium telluride (“CdTe”). We also believe CIGS offers other compelling advantages over both a-Si and CdTe, including:

•	CIGS versus a-Si: Although a-Si, like CIGS, can be deposited on a flexible substrate, its conversion efficiency, which already is generally much lower than that of CIGS, measurably degrades when it is exposed to ultraviolet light, including natural sunlight. To mitigate such degradation, manufacturers of a-Si solar cells are required to implement measures that add cost and complexity to their manufacturing processes.

•	CIGS versus CdTe: Although CdTe modules have achieved conversion efficiencies that are generally comparable to CIGS in production, we believe CdTe has never been successfully applied to a flexible substrate on a commercial scale. We believe the use of CdTe on a rigid, transparent substrate, such as glass, is unsuitable for a number of our applications. We also believe CIGS can achieve higher conversion efficiencies than CdTe in production.

We believe our choice of substrate material further differentiates us from other thin-film PV manufacturers. We believe the use of a flexible, lightweight, insulating substrate that is easier to install provides clear advantages for our target markets, especially where rigid substrates are unsuitable. We also believe our use of a flexible, plastic substrate provides us significant cost advantages because it enables us to employ monolithic integration techniques on larger components, which we believe are unavailable to manufacturers who use flexible, metal substrates. Accordingly, we are able to significantly reduce part count, thereby reducing the need for costly back end assembly of inter cell connections. As the only company, to our knowledge, focused on the commercial production of PV modules using CIGS on a flexible, plastic substrate with monolithic integration, we believe we have the opportunity to address the aerospace, agrivoltaic and other weight-sensitive markets with transformational high quality, value added product applications. It is these same unique features and our overall manufacturing process that enable us to produce extremely robust, light and flexible products.

Competitive Strengths

We believe we possess a number of competitive strengths that provide us with an advantage over our competitors.

•	We are a pioneer in CIGS technology with a proprietary, flexible, lightweight, high efficiency PV thin film product that positions us to penetrate a wide range of attractive high value added markets such as aerospace and agrivoltaics. In addition, we have provided renewable power solutions for off grid, portable power, transportation, defense, and other markets. By applying CIGS to a flexible plastic substrate, we have developed a PV module that is efficient, lightweight and flexible; with the highest power-to-weight ratio in at-scale commercially available solar. The market for space and near-space solar power application solutions, agrivoltaics, portable power systems, and transportation integrated applications represent a significant premium market for the Company. Relative to our thin film competitors, we believe our advantage in thin film CIGS on plastic technology provides us with a superior product offering for these strategic market segments.

•	We have the ability to manufacture PV modules for different markets and for customized applications without altering our production processes. Our ability to produce PV modules in customized shapes and sizes, or in a variety of shapes and sizes simultaneously, without interrupting production flow, provides us with flexibility in addressing target markets and product applications, and allows us to respond quickly to changing market conditions. Many of our competitors are limited by their technology and/or their manufacturing processes to a more restricted set of product opportunities.

•	Our integrated, roll-to-roll manufacturing process and proprietary monolithic integration techniques provide us a potential cost advantage over our competitors. Historically, manufacturers have formed PV modules by manufacturing individual solar cells and then interconnecting them. Our large format, roll-to-roll manufacturing process allows for integrated continuous production. In addition, our proprietary monolithic integration techniques allow us to utilize laser patterning to create interconnects, thereby creating PV modules at the same time we create PV cells. In so doing, we are able to reduce or eliminate an entire back end processing step, saving time as well as labor and manufacturing costs relative to our competitors.

•	Our lightweight, powerful, and durable solar panels provide a performance advantage over our competitors. For applications where a premium is placed on the weight and profile of the product, our ability to integrate our PV modules into portable packages offers the customer a lightweight and durable solution for all their portable electronics.

•	Our proven research and development capabilities position us to continue the development of next generation PV modules and technologies. Our ability to produce CIGS based PV modules on a flexible plastic substrate is the result of a concerted research and development effort that began more than 20 years ago. We continue to pursue research and development in an effort to drive efficiency improvements in our current PV modules and to work toward next generation technologies and additional applications.

•	Our manufacturing process can be differentiated into two distinct functions; a front-end module manufacturing process and a back-end packaging process. Our ability to produce finished unpackaged rolls of CIGS material for shipment worldwide to customers for encapsulation and integration into various products enhances our ability to work with partners internationally and domestically.

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Markets and Marketing Strategy

We target high-value specialty solar markets including satellites, spacecraft, aerospace and agrivoltaic applications. This strategy enables us to fully leverage the unique advantages of our technology, including flexibility, durability and attractive power to weight and power to area performance. It further enables us to offer unique, differentiated solutions in large markets with less competition, and more attractive pricing.

We believe the value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in these markets, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent has the capability to design and develop finished products for end users in these areas as well as collaborate with strategic partners to design and develop custom integrated solutions for applications such as satellites, spacecraft, airships and fixed-wing UAVs. Ascent sees significant overlap in the needs of end users across some of these verticals and believes it can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

ASTI is in early discussions with several major satellite companies, which could realize significant revenue. There is no assurance that these early discussions will ultimately lead to significant new revenue. These opportunities would require us to make further efficiency improvements to our PV cells.

Recent Developments

Reverse Stock Split

On September 11, 2023, we effected a reverse stock split of the Company’s outstanding common stock at a ratio of 1-for-200 shares as of 5:00 pm Eastern Time, trading for which began as of 9:30 am Eastern Time on September 12, 2023.

Perovskite Manufacturing Facility

In March 2023, the Company announced that it had commissioned its Thornton, Colorado manufacturing facility as a Perovskite Center of Excellence. Perovskites are a novel class of materials that have been recognized for their potential to increase PV power conversion efficiencies. While notable efficiency breakthroughs have been recorded in laboratories, the solar industry has been challenged to transform them into stable, high-efficiency products at industrial scale. To address this gap, Ascent has now dedicated its Thornton facility to the purpose of Perovskite manufacturing development, and to the conversion of the Company’s patent-pending Perovskite solar technology to industrial scale.

Development of Hybrid CIGS/Perovskite PV Module

Ascent’s R&D team is developing a hybrid CIGS/Perovskite PV module. As both films absorb and convert sunlight in their respective parts of the spectrum, the resulting single hybrid module could be tailored by using a similar approach as tandem devices but with higher efficiency and simpler construction and manufacturing process.

Improvements to CIGS-Based Solar Cells

In addition to the development of Perovskite, the Company continues to improve its CIGS-based solar cells. Specifically, the Company is developing a zinc oxysulfide process.  Zinc oxysulfide is used as a Cd-free window layer to improve the efficiency of CIGS-based solar cells. The newly developed process will eliminate the usage of Cadmium Sulfide making it a more environmentally friendly process and product. These newly developed cells have been tested at Intellivation, LLC using our CIGS rolls. These cells achieved 10.8% efficiency. On September 12, 2023, the Company announced that it has achieved a cell production efficiency of 15.5% in its CIGS solar technology.

H.C. Wainright Lawsuit

On August 15, 2023, H.C. Wainwright & Co., LLC (“Wainwright”) filed an action against the Company in the New York State Supreme Court in New York County. The complaint alleges a breach by the Company of an investment banking engagement letter entered into in October 2021. The Wainwright engagement letter expired in April 2022 without any financing transaction having been completed. The complaint claims that Wainright is entitled, under a “tail provision”, to an 8% fee and 7% warrant coverage on the Company’s $15 million secured convertible note financing. The complaint seeks damages of $1.2 million, 2,169.5 common stock warrants with a per share exercise price of $605, and attorney fees.

While it is too early to predict the outcome of this legal proceeding or whether an adverse result would have a material adverse impact on our operations or financial position, we believe we have meritorious defenses and intend to defend this legal matter vigorously.

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Risks associated with our business

Investing in our securities involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” beginning on page 8 before making a decision to invest in our securities. If any of these risks actually occurs, our business, financial condition, results of operations and prospects would likely be materially, adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Going Concern Opinion

Our working capital deficiency, stockholders’ deficit, and recurring losses from operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2022 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding.

Smaller Reporting Company Status

We are a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. As a smaller reporting company, we may rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and smaller reporting companies have reduced disclosure obligations regarding executive compensation.

We have taken advantage of these reduced reporting requirements in this prospectus and in the documents incorporated by reference into this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies that are not smaller reporting companies.

Our corporate information

We were incorporated under the laws of Delaware in October 2005. Our principal business office is located at 12300 Grant Street, Thornton, Colorado 80241, and our telephone number is (720) 872-5000. Our website address is www.AscentSolar.com. Information contained on our website or any other website does not constitute, and should not be considered, part of this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “project,” “anticipate,” “expect,” “seek,” “predict,” “continue,” “possible,” “intend,” “may,” “might,” “will,” “could,” would” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and the documents incorporated by reference in this prospectus, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our product candidates, research and development, commercialization objectives, prospects, strategies, the industry in which we operate and potential collaborations. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

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You should read this prospectus, the documents incorporated by reference in this prospectus, and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, business and prospects may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, business and prospects are consistent with the forward-looking statements contained (or incorporated by reference) in this prospectus, those results may not be indicative of results in subsequent periods.

Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to several factors, including those set forth below under “Risk Factors” and elsewhere in this prospectus. The factors set forth below under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

You should read this prospectus, the documents incorporated by reference in this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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THE OFFERING

Units offered

3,572,635 units on a best efforts basis at a public offering price of $2.88 per unit for gross proceeds of approximately $10.3 million in this offering. Each Common Warrant will have an exercise price of $2.88 per share of common. Each unit consists of one share of common stock and one Common Warrant to purchase one share of common stock.

We are also offering to each purchaser, with respect to the purchase of units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase one Pre-Funded Warrant in lieu of one share of common stock. A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one share of common stock. The purchase price per Pre-Funded Warrant will be equal to the price per share of common stock, minus $0.0001, and the exercise price of each Pre-Funded Warrant will equal $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-Funded Warrants are exercised in full. The units will not be certificated or issued in stand-alone form. The shares of common stock, and/or Pre-Funded Warrants, and the Common Warrants comprising the units are immediately separable upon issuance and will be issued separately in this offering.

Common stock to be outstanding prior to this offering	549,199 shares

Common stock to be outstanding after this offering	4,121,834 shares

Assumed public offering price per unit	$2.88 per unit

Description of Common Warrants:	The Common Warrants will be immediately exercisable on the date of issuance and expire on the five-year anniversary of the date of issuance at an initial exercise price per share equal to $2.88 (equal to 100% of the public offering price of each unit sold in this offering), subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. The terms of the Common Warrants will be governed by a Warrant Agency Agreement, dated as of the closing date of this offering, that we expect to be entered into between us and Computershare Investor Services or its affiliate (the “Warrant Agent”). This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the Common Warrants. For more information regarding the Common Warrants, you should carefully read the section titled “Description of Securities We Are Offering” in this prospectus.

Placement Agent’s Warrants	Upon the closing of this offering, we have agreed to issue to the placement agent warrants exercisable for a period of five years from the commencement of sales in this offering entitling the placement agent to purchase 3% of the number of shares of common stock included in the units sold in this offering (including the shares of common stock underlying the Pre-Funded Warrants, but excluding the shares of common stock underlying the Common Warrants), at an exercise price equal to 125% of the public offering price per Unit. The warrants will not be exercisable for a period of six months from the date of effectiveness of the registration statement. For additional information regarding our arrangement with the placement agent, please see “Plan of Distribution.”

Use of Proceeds	We will receive net proceeds from this offering of approximately $9.1 million, based upon the offering price of $2.88 per unit, after deducting the placement agent discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash, to (i) pay approximately $6.1 million to retire (a) a portion of the outstanding conversion amount payable related to our outstanding secured notes, (b) our outstanding Series 1B Preferred Stock and (ii) for general and administration expenses and other general corporate purposes. See “Use of Proceeds.”

Nasdaq Capital Market Symbol	Common Stock “ASTI”.

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Risk Factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Best Efforts Offering

We have agreed to offer and sell the securities offered hereby to the purchasers through the placement agent. The placement agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” on page 55 of this prospectus.

Lock-up	We, each of our officers, directors, and certain of our stockholders of our common stock have agreed, subject to certain exceptions, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, for a period of six months after the date of this prospectus, without the prior written consent of Dawson James Securities Inc. See “Shares Eligible for Future Sale” and “Plan of Distribution” for additional information.

The number of shares outstanding after this offering is based on 549,199 shares of our common stock outstanding as of September 25, 2023, and excludes:

•	9,784 shares of our common stock reserved for issuance under outstanding restricted stock units (“RSUs”) granted as employment inducement award to our CEO,
•	We currently have 389,500 outstanding common stock warrants issued in connection with our December 2022 senior secured convertible note financing with a per share exercise price of $25.36. These warrants have a “full ratchet” adjustment feature that will be triggered by the consummation of this offering. Based upon the offering price of $2.88, the number of these common stock warrants would increase to 3,429,765, and the per share exercise price would be reduced to $2.88 per share. These warrants have a further adjustment which is based upon the VWAP for the Company's common stock over the five trading days following the announcement of this offering. The actual full ratchet adjustment will be calculated after the date of this Prospectus,
•	7,076 shares of common stock reserved for issuance upon the exercise of outstanding common stock warrants, at an exercise price of $1,060 per share,
•	10,000 shares reserved for issuance upon the conversion of our outstanding senior secured convertible notes,
•	400,000 shares of common stock reserved for future issuance under our new 2023 Equity Incentive Plan, which our board intends to adopt following the completion of this offering, and
•	107,179 shares of common stock reserved for issuance upon the exercise of the placement agent’s warrants issued in connection with this offering.

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks included here are not exhaustive or exclusive. Other sections of this prospectus may include additional factors which could adversely affect our business, results of operations and financial performance. We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Risks related to the Coronavirus and COVID-19 Pandemic

The COVID-19 pandemic in the United States and world-wide has caused business disruption which may negatively impact the Company’s operations and financial results. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on travel, congregating in heavily populated areas and stay-at-home orders or similar measures.

The COVID-19 pandemic affected the Company in many ways just as the whole world experienced. These included but were not limited to:

•	Severe disruption to our restructuring and recapitalization efforts due to travel restrictions and lock-down measures implemented by authorities across the globe;
•	Disruption to workforce scheduling and recruitment initiatives after new capital was secured;
•	Longer lead time and higher cost in raw materials and equipment parts;
•	Raising labor cost in line with overall inflation witnessed across the nation; and
•	Extended products and development cycle and longer delivery time to our customers.

These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this prospectus. The ultimate impact depends on the severity and duration of the current COVID-19 pandemic and actions taken by governmental authorities and other third parties in response, each of which is uncertain, rapidly changing and difficult to predict. Any of these disruptions could adversely impact our business and results of operations.

Risks Relating to Our Business

Our continuing operations will require additional capital which we may not be able to obtain on favorable terms, if at all, or without dilution to our stockholders. Since inception, we have incurred significant losses. We expect to continue to incur net losses in the near term. For the year ended December 31, 2022, our cash used in operations was approximately $10.5 million. At December 31, 2022, we had cash and equivalents on hand of approximately $11.5 million. For the six months ended June 30, 2023, our cash used in operations was approximately $6.6 million.

Although we have commenced production at our manufacturing facility, we do not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements until we have fully implemented our new strategy of focusing on high value PV products. Product revenues did not result in a positive cash flow for the 2022 year, and are not anticipated to result in a positive cash flow for the next twelve months.

During 2022, we entered into multiple financing agreements to fund operations, raising approximately $16 million in net proceeds. We do not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements for the foreseeable future, and we will depend on raising additional capital to maintain operations until we become profitable. There is no assurance that we will be able to raise additional capital on acceptable terms or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds through debt financing, which may involve restrictive covenants, our ability to operate our business may be restricted. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, expand capacity or otherwise respond to competitive pressures could be significantly limited, and our business, results of operations and financial condition could be materially and adversely affected.

We currently have limited committed sources of capital and we have limited liquidity. Our cash and cash equivalents as of June 30, 2023 was $0.9 million. We expect our current cash and cash equivalents will be sufficient to fund our operations through mid-September 2023. Therefore, we will require substantial future capital in order to continue operations.

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Following the receipt of $11.1 million in net proceeds from this offering and the payment of approximately $7.4 million to retire an outstanding conversion amount payable related to our outstanding senior secured convertible notes and Series 1B Preferred Stock, we believe our cash resources would be sufficient to fund our current operating plans into the second quarter of 2024. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect and need to raise additional funds sooner than we anticipate. If we are unable to raise additional capital when needed or on acceptable terms, we would be forced to delay, reduce, or eliminate our technology development and commercialization efforts.

Our auditors have expressed substantial doubt about our ability to continue as a going concern. Our auditors’ report on our December 31, 2022 financial statements expresses an opinion that our capital resources as of the date of their audit report were not sufficient to sustain operations or complete our planned activities for the year 2023 unless we raised additional funds. Additionally, as a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises doubt as to the Company’s ability to continue as a going concern. Management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Our December 31, 2022 financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

We have a limited history of operations, have not generated significant revenue from operations and have had limited production of our products. We have a limited operating history and have generated limited revenue from operations. Currently we are producing products in quantities necessary to meet current demand. Under our current business plan, we expect losses to continue until annual revenues and gross margins reach a high enough level to cover operating expenses. Our ability to achieve our business, commercialization and expansion objectives will depend on a number of factors, including whether:

•	We can generate customer acceptance of and demand for our products;
•	We successfully ramp up commercial production on the equipment installed;
•	Our products are successfully and timely certified for use in our target markets;
•	We successfully operate production tools to achieve the efficiencies, throughput and yield necessary to reach our cost targets;
•	The products we design are saleable at a price sufficient to generate profits;
•	We raise sufficient capital to enable us to reach a level of sales sufficient to achieve profitability on terms favorable to us;
•	We are able to successfully design, manufacture, market, distribute and sell our products;
•	We effectively manage the planned ramp up of our operations;
•	We successfully develop and maintain strategic relationships with key partners, including OEMs, system integrators and distributors, who deal directly with end users in our target markets;
•	Our ability to maintain the listing of our common stock on the Nasdaq Capital Market;
•	Our ability to achieve projected operational performance and cost metrics;
•	Our ability to enter into commercially viable licensing, joint venture, or other commercial arrangements; and
•	The availability of raw materials.

Each of these factors is critical to our success and accomplishing each of these tasks may take longer or cost more than expected or may never be accomplished. It also is likely that problems we cannot now anticipate will arise. If we cannot overcome these problems, our business, results of operations and financial condition could be materially and adversely affected.

We have to date incurred net losses and may be unable to generate sufficient sales in the future to become profitable. We incurred a net loss of approximately $19.75 million for the year ended December 31, 2022 and reported an accumulated deficit of approximately $447.5 million as of December 31, 2022. We expect to incur net losses in the near term. Our ability to achieve profitability depends on a number of factors, including market acceptance of our specialty PV products at competitive prices. If we are unable to raise additional capital and generate sufficient revenue to achieve profitability and positive cash flows, we may be unable to satisfy our commitments and may have to discontinue operations.

Our business is based on a new technology, and if our PV modules or processes fail to achieve the performance and cost metrics that we expect, then we may be unable to develop demand for our PV modules and generate sufficient revenue to support our operations. Our CIGS on flexible plastic substrate technology is a relatively new technology. Our business plan and strategies assume that we will be able to achieve certain milestones and metrics in terms of throughput, uniformity of cell efficiencies, yield, encapsulation, packaging, cost and other production parameters. We cannot assure you that our technology will prove to be commercially viable in accordance with our plan and strategies. Further, we or our strategic partners and licensees may experience operational problems with such technology after its commercial introduction that could delay or defeat the ability of such technology to generate revenue or operating profits. If we are unable to achieve our targets on time and within our planned budget, then we may not be able to develop adequate demand for our PV modules, and our business, results of operations and financial condition could be materially and adversely affected.

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Our failure to further refine our technology and develop and introduce improved PV products could render our PV modules uncompetitive or obsolete and reduce our net sales and market share. Our success requires us to invest significant financial resources in research and development to keep pace with technological advances in the solar energy industry. However, research and development activities are inherently uncertain, and we could encounter practical difficulties in commercializing our research results. Our expenditures on research and development may not be sufficient to produce the desired technological advances, or they may not produce corresponding benefits. Our PV modules may be rendered obsolete by the technological advances of our competitors, which could harm our results of operations and adversely impact our net sales and market share.

Failure to expand our manufacturing capability successfully at our facilities would adversely impact our ability to sell our products into our target markets and would materially and adversely affect our business, results of operations and financial condition. Our growth plan calls for production and operations at our facility. Successful operations will require substantial engineering and manufacturing resources and are subject to significant risks, including risks of cost overruns, delays and other risks, such as geopolitical unrest that may cause us not to be able to successfully operate in other countries. Furthermore, we may never be able to operate our production processes in high volume or at the volumes projected, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, obtain timely delivery of components, or hire and train the additional employees and management needed to scale our operations. Failure to meet these objectives on time and within our planned budget could materially and adversely affect our business, results of operations and financial condition.

We may be unable to manage the expansion of our operations and strategic alliances effectively. We will need to significantly expand our operations and form beneficial strategic alliances in order to reduce manufacturing costs through economies of scale and partnerships, secure contracts of commercially material amounts with reputable customers and capture a meaningful share of our target markets. To date, we have not successfully formed such strategic alliances and can give no assurances that we will be able to do so. To manage the expansion of our operations and alliances, we will be required to improve our operational and financial systems, oversight, procedures and controls and expand, train and manage our growing employee base. Our management team will also be required to maintain and cultivate our relationships with partners, customers, suppliers and other third parties and attract new partners, customers and suppliers. In addition, our current and planned operations, personnel, facility size and configuration, systems and internal procedures and controls, even when augmented through strategic alliances, might be inadequate or insufficient to support our future growth. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, resulting in a material and adverse effect to our business, results of operations and financial condition.

We depend on a limited number of third-party suppliers for key raw materials, and their failure to perform could cause manufacturing delays and impair our ability to deliver PV modules to customers in the required quality and quantity and at a price that is profitable to us. Our failure to obtain raw materials and components that meet our quality, quantity and cost requirements in a timely manner could interrupt or impair our ability to manufacture our products or increase our manufacturing cost. Most of our key raw materials are either sole sourced or sourced by a limited number of third-party suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and impair our operations. Many of our suppliers are small companies that may be unable to supply our increasing demand for raw materials as we implement our planned expansion. We may be unable to identify new suppliers in a timely manner or on commercially reasonable terms. Raw materials from new suppliers may also be less suited for our technology and yield PV modules with lower conversion efficiencies, higher failure rates and higher rates of degradation than PV modules manufactured with the raw materials from our current suppliers.

Our products may never gain sufficient market acceptance, in which case we would be unable to sell our products or achieve profitability. Demand for our products may never develop sufficiently, and our products may never gain market acceptance, if we fail to produce products that compare favorably against competing products on the basis of cost, quality, weight, efficiency and performance. Demand for our products also will depend on our ability to develop and maintain successful relationships with key partners, including distributors, retailers, OEMs, system integrators and value-added resellers. If our products fail to gain market acceptance as quickly as we envision or at all, our business, results of operations and financial condition could be materially and adversely affected.

We are targeting emerging markets for a significant portion of our planned product sales. These markets are new and may not develop as rapidly as we expect or may not develop at all. Our target markets include agrivoltaics, space and near space markets. Although certain areas of these markets have started to develop, some of them are in their infancy. We believe these markets have significant long-term potential; however, some or all of these markets may not develop and emerge as we expect. If the markets do develop as expected, there may be other products that could provide a superior product or a comparable product at lower prices than our products. If these markets do not develop as we expect, or if competitors are better able to capitalize on these markets our revenues and product margins may be negatively affected.

Failure to consummate strategic relationships with key partners in our various target market segments, such as defense and portable power, transportation, space and near space, and the respective implementations of the right strategic partnerships to enter these various specified markets, could adversely affect our projected sales, growth and revenues. We intend to sell thin-film PV modules for use in portable power systems, defense and portable power systems, transportation, agrivoltaics, space and near space solar panel applications. Our marketing and distribution strategy is to form strategic relationships with distributors, value added resellers and e-commerce to provide a foothold in these target markets. If we are unable to successfully establish working relationships with such market participants or if, due to cost, technical or other factors, our products prove unsuitable for use in such applications; our projected revenues and operating results could be adversely affected.

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If sufficient demand for our products does not develop or takes longer to develop than we anticipate, we may be unable to grow our business, generate sufficient revenue to attain profitability or continue operations. The solar energy industry is currently dominated by the rigid crystalline silicon based technology. The extent to which our flexible thin film PV modules will be widely adopted is uncertain. Many factors, of which several are outside of our control, may affect the viability of widespread adoption and demand for our flexible PV modules.

We face intense competition from other manufacturers of thin-film PV modules and other companies in the solar energy industry. The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. We believe our main sources of competition are other thin film PV manufacturers and companies developing other solar solutions, such as solar thermal and concentrated PV technologies.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. A competitor’s greater size provides them with a competitive advantage because they often can realize economies of scale and purchase certain raw materials at lower prices. Many of our competitors also have greater brand name recognition, established distribution networks and large customer bases. In addition, many of our competitors have well-established relationships with our current and potential partners and distributors and have extensive knowledge of our target markets. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors could materially and adversely affect our business, results of operations and financial condition.

Problems with product quality or performance may cause us to incur warranty expenses, damage our market reputation and prevent us from maintaining or increasing our market share. If our products fail to perform as expected while under warranty, or if we are unable to support the warranties, sales of our products may be adversely affected or our costs may increase, and our business, results of operations and financial condition could be materially and adversely affected.

We may also be subject to warranty or product liability claims against us that are not covered by insurance or are in excess of our available insurance limits. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation. The possibility of future product failures could cause us to incur substantial expenses to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share causing sales to decline.

Currency translation risk may negatively affect our net sales, cost of equipment, cost of sales, gross margin or profitability and could result in exchange losses. Although our reporting currency is the U.S. dollar, we may conduct business and incur costs in the local currencies of other countries in which we operate, make sales or buy equipment or materials. As a result, we are subject to currency translation risk. Our future contracts and obligations may be exposed to fluctuations in currency exchange rates, and, as a result, our capital expenditures or other costs may exceed what we have budgeted. Further, changes in exchange rates between foreign currencies and the U.S. dollar could affect our net sales and cost of sales and could result in exchange losses. We cannot accurately predict future exchange rates or the overall impact of future exchange rate fluctuations on our business, results of operations and financial condition.

A significant increase in the price of our raw materials could lead to higher overall costs of production, which would negatively affect our planned product margins, or make our products uncompetitive in the PV market. Our raw materials include high temperature plastics and various metals. Significant increases in the costs of these raw materials may impact our ability to compete in our target markets at a price sufficient to produce a profit.

Our intellectual property rights or our means of enforcing those rights may be inadequate to protect our business, which may result in the unauthorized use of our products or reduced sales or otherwise reduce our ability to compete. Our business and competitive position depends upon our ability to protect our intellectual property rights and proprietary technology, including any PV modules that we develop. We attempt to protect our intellectual property rights, primarily in the United States, through a combination of patent, trade secret and other intellectual property laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign patent and other laws concerning intellectual property rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights, for any reason, could have a materially adverse effect on our business, results of operations and financial condition. Further, any patents issued in connection with our efforts to develop new technology for PV modules may not be broad enough to protect all of the potential uses of our technology.

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We also rely on unpatented proprietary technology. It is possible others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require our employees, consultants and advisors to execute proprietary information and invention assignment agreements when they begin working for us. We cannot assure these agreements will provide meaningful protection of our trade secrets, unauthorized use, misappropriation or disclosure of trade secrets, know how or other proprietary information. Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

In addition, when others control the prosecution, maintenance and enforcement of certain important intellectual property, such as technology licensed to us, the protection and enforcement of the intellectual property rights may be outside of our control. If the entity that controls intellectual property rights that are licensed to us does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize our products. Further, if we breach the terms of any license agreement pursuant to which a third party licenses us intellectual property rights, our rights under that license may be affected and we may not be able to continue to use the licensed intellectual property rights, which could adversely affect our ability to develop, market and commercialize our products.

Third-party claims of intellectual property infringement may negatively impact the Company and the Company’s future financial results. The Company’s commercial success depends in part on its ability to develop, manufacture, market and sell its products and use its proprietary technology without infringing the patent rights of third parties. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the area of the Company’s products. The Company may in the future pursue available proceedings in the U.S. and foreign patent offices to challenge the validity of patents and patent applications. In addition, or alternatively, the Company may consider whether to seek to negotiate a license of rights to technology covered by one or more of such patents and patent applications. If any patents or patent applications cover the Company’s products or technologies, the Company may not be free to manufacture or market its products as planned, absent such a license, which may not be available to the Company on commercially reasonable terms, or at all.

It is also possible that the Company has failed to identify relevant third-party patents or applications. For example, some applications may be held under government secrecy and US patent applications that will not be filed outside the United States remain confidential unless and until patents issue. Moreover, it is difficult for industry participants, including the Company, to identify all third-party patent rights that may be relevant to its product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. The Company may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patents may issue with claims of relevance to its technology. In addition, the Company may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a current or future products, or the Company may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by its activities. Additionally, pending patent applications that have been published can, subject to specified limitations, be later amended in a manner that could cover the Company’s technologies, its products or the use of its products.

There have been many lawsuits and other proceedings filed by third parties involving patent and other intellectual property rights, including patent infringement lawsuits, interferences, oppositions, and reexamination, post-grant review and equivalent proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which the Company is developing products or has existing products. As the industries the Company is involved in expand and more patents are issued, the risk increases that its product candidates may be subject to claims of infringement of the patent rights of third parties.

Parties making claims against the Company may obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize the Company’s products. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from the Company’s business. In the event of a successful claim of infringement against the Company, the Company may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Our future success depends on retaining our Chief Executive Officer and existing management team and hiring and assimilating new key employees, and our inability to attract or retain key personnel would materially harm our business and results of operations. Our success depends on the continuing efforts and abilities of our executive officers, including Mr. Paul Warley, our President and Chief Executive Officer, our other executive officers, and key technical personnel. Our future success also will depend on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of any of our key personnel, the inability to attract, retain or assimilate key personnel in the future, or delays in hiring required personnel could materially harm our business, results of operations and financial condition.

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Our PV modules contain limited amounts of cadmium sulfide and claims of human exposure or future regulations could have a material adverse effect on our business, results of operations and financial condition. Our PV modules contain limited amounts of cadmium sulfide, which is regulated as a hazardous material due to the adverse health effects that may arise from human exposure and is banned in certain countries. We cannot assure you that human or environmental exposure to cadmium sulfide used in our PV modules will not occur. Any such exposure could result in third party claims against us, damage to our reputation and heightened regulatory scrutiny of our PV modules. Future regulation relating to the use of cadmium in various products could force us to seek regulatory exemptions or impact the manufacture and sale of our PV modules and could require us to incur unforeseen environmental related costs. The occurrence of future events such as these could limit our ability to sell and distribute our PV modules, and could have a material adverse effect on our business, results of operations and financial condition.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability. We are subject to a variety of federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the use, handling, generation, processing, storage, transportation and disposal of, or human exposure to, hazardous and toxic materials (such as the cadmium used in our products), the discharge of pollutants into the air and water, and occupational health and safety. We are also subject to environmental laws which allow regulatory authorities to compel, or seek reimbursement for, cleanup of environmental contamination at sites now or formerly owned or operated by us and at facilities where our waste is or has been disposed. We may incur significant costs and capital expenditures in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims, cleanup costs or other costs. Also, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions or noncompliance may require expenditures that could have a material adverse effect on our business, results of operations and financial condition. Further, greenhouse gas emissions have increasingly become the subject of international, national, state and local attention. Although future regulations could potentially lead to an increased use of alternative energy, there can be no guarantee that such future regulations will encourage solar technology. Given our limited history of operations, it is difficult to predict future environmental expenses.

We currently anticipate having substantial international operations that will subject us to a number of risks, including potential unfavorable political, regulatory, labor and tax conditions in foreign countries. We entered into the JDA with TubeSolar, a related party (see “Business” for additional detail), and expect to expand our operations abroad in the future and, as a result, we may be subject to the legal, political, social and regulatory requirements and economic conditions of foreign jurisdictions. Risks inherent to international operations, include, but are not limited to, the following:

•	Difficulty in procuring supplies and supply contracts abroad;
•	Difficulty in enforcing agreements in foreign legal systems;
•	Foreign countries imposing additional withholding taxes or otherwise taxing our foreign income, imposing tariffs or adopting other restrictions on foreign trade and investment, including currency exchange controls;
•	Inability to obtain, maintain or enforce intellectual property rights;
•	Risk of nationalization;
•	Changes in general economic and political conditions in the countries in which we may operate, including changes in the government incentives we might rely on;
•	Unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to environmental protection, export duties and quotas;
•	Difficulty with staffing and managing widespread operations;
•	Trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and
•	Difficulty of, and costs relating to, compliance with the different commercial and legal requirements of the international markets in which we plan to offer and sell our PV products.

Our business in foreign markets will require us to respond to rapid changes in market conditions in these countries. Our overall success as an international business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. If we are not able to develop and implement policies and strategies that are effective in each location where we will do business, then our business, results of operations and financial condition could be materially and adversely affected.

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Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of PV products, which may significantly reduce demand for our PV products. The market for electricity generation products is heavily influenced by foreign, U.S., state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer owned electricity generation. In the United States and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. These regulations and policies could deter end user purchases of PV products and investment in the research and development of PV technology. For example, without a mandated regulatory exception for PV systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our end users of using PV systems and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, electricity generated by PV systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require PV systems to achieve lower prices in order to compete with the price of electricity from other sources. We anticipate that our PV modules and their use in installations will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to PV modules may result in significant additional expenses to us, our business partners and their customers and, as a result, could cause a significant reduction in demand for our PV modules.

We may be subject to risks related to our information technology systems, including the risk that we may be the subject of a cyber-attack and the risk that we may be in non-compliance with applicable privacy laws. Our operations depend, in part, on how well we and our vendors protect networks, equipment, information technology (IT) systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism, theft, malware, ransomware and phishing attacks. Any of these and other events could result in IT system failures, delays, or increases in capital expenses. Our operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, and IT systems and software, as well as preemptive expenses to mitigate the risks of failures. The failure of IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

As long as our significant stockholders, BD 1 Investment Holding, LLC (“BD1”), Arion Agrophotovoltaic Private Limited (“Arion”), Crowdex Investment, LLC (“Crowdex”) and TubeSolar, maintain their current holdings, the ability of our other stockholders to influence matters requiring stockholder approval will be limited. As of September 25, 2023, BD1 beneficially owned 39,667 shares of our common stock, Arion beneficially owned 25,000 shares of our common stock Crowdex beneficially owned 27,726 shares of our common stock, and TubeSolar beneficially owned 24,600 shares of our common stock. As of September 25, 2023, the Company had approximately 549,199 shares of common stock outstanding. Accordingly, BD1, Arion, Crowdex, and TubeSolar together would be able to cast approximately 21.3% of the votes entitled to vote at any meeting of stockholders of the Company (or written consent of stockholders in lieu of meeting). BD1, Arion, Crowdex, and TubeSolar, therefore, will, for the foreseeable future, have significant influence over our management and affairs, and will be able to influence matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or sales of our Company or assets. On September 15, 2021, the Company entered into the JDA with TubeSolar. See “Business” for additional detail.

The interests of our four largest stockholders may conflict with our interests or your interests now or in the future. Four of our stockholders, Crowdex, TubeSolar, BD1 and Arion, collectively beneficially own approximately 21.3% of our Company’s common stock.

Crowdex is an investment holding company 100% directly and indirectly beneficially owned by Bernd Förtsch. One of our directors, David Peterson, is the manager of Crowdex.

TubeSolar is a developer of photovoltaic thin-film tubes to enable additional application opportunities in solar power generation compared to conventional solar modules. TubeSolar is a public company headquartered in Augsburg, Germany, whose shares are listed on XETRA (primary market Dusseldorf, Germany). Bernd Förtsch directly and indirectly owns a controlling interest in TubeSolar. On September 15, 2021, the Company entered into the JDA with TubeSolar. See “Business” for additional detail.

BD1 is an investment holding company. BD1 is 100% owned by BD Vermögensverwaltung GmbH. BD Vermögensverwaltung GmbH is 100% owned by Solar Invest International SE. Johannes Kuhn and Ute Kuhn are the beneficial owners and members of the board of directors of Solar Invest International SE. BD Vermögensverwaltung GmbH and Solar Invest International SE together own a minority ownership interest in TubeSolar.

Arion is an investment holding company. Johannes Kuhn and Ute Kuhn are the substantial majority owners of Arion.

Various conflicts of interest between us and our controlling stockholders could arise. The ownership interest and voting power of our controlling stockholders could create or appear to create potential conflicts of interest when such controlling stockholders are faced with decisions relating to us. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party.

So long as Crowdex, TubeSolar, BD1 and Arion continue to beneficially own a significant amount of our outstanding equity securities, those stockholders may be able to strongly influence our decisions.

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Risks Relating to our Securities and an Investment in our Company

Our stockholders may experience significant dilution as a result of shares of our common stock that may be issued (i) upon the exercise of our outstanding common stock warrants, (ii) upon the conversion of our outstanding senior secured convertible notes, (iii) upon the conversion of our outstanding shares of Series 1B convertible preferred stock, and (iv) also pursuant to new securities that we may issue in the future. We may issue substantial amounts of additional common stock in connection with the exercise or conversion of our outstanding common stock warrants, senior secured convertible notes, and Series 1B convertible preferred stock. See “Description of Capital Stock.”

Certain of these financing agreements contain variable pricing mechanisms. The number of shares that we will issue pursuant to these agreements, therefore, will fluctuate based on the price of our common stock.

We currently have 389,500 outstanding common stock warrants issued in connection with our December 2022 senior secured convertible note financing with a per share exercise price of $25.36. These warrants have a “full ratchet” adjustment feature that will be triggered by the consummation of this offering. Based upon the offering price of $2.88, the number of these common stock warrants would increase to 3,429,765, and the per share exercise price would be reduced to $2.88 per share. These warrants have a further adjustment which is based upon the VWAP for the Company's common stock over the five trading days following the announcement of this offering. The actual full ratchet adjustment will be calculated after the date of this Prospectus.

Also, if we obtain additional financing involving the issuance of equity securities or securities convertible into equity securities, our existing stockholders’ investment would be further diluted. Such dilution could cause the market price of our common stock to decline, which could impair our ability to raise additional financing. Depending on market liquidity at the time, sales of such newly issued additional shares into the market may cause the trading price of our common stock to fall.

The price of our common stock may continue to be volatile. Our common stock is currently traded on the Nasdaq Capital Market. The trading price of our common stock from time to time has fluctuated widely and may be subject to similar volatility in the future. For example, during the period from January 1, 2023 through September 25, 2023, our common stock ranged from $6.23 to $286.00, and in 2022, our common stock ranged from $300 to $6,600 (all prices as adjusted for the September 11, 2023 reverse stock split). The trading price of our common stock in the future may be affected by a number of factors, including events described in these Risk Factors. In recent years, broad stock market indices, in general, and smaller capitalization and PV companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources and could have a material adverse effect on our financial condition.

As a public company we are subject to complex legal and accounting requirements that require us to incur substantial expenses, and our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and listing on Nasdaq Capital Market. As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us. We cannot assure you we will be able to comply with all of these requirements or the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 of Sarbanes-Oxley will require we incur substantial accounting expense and expend significant management efforts. The effectiveness of our controls and procedures may, in the future, be limited by a variety of factors, including:

•	Faulty human judgment and simple errors, omissions or mistakes;
•	Fraudulent action of an individual or collusion of two or more people;
•	Inappropriate management override of procedures; and
•	The possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm, identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we may be subject to Nasdaq Capital market delisting, investigations by the SEC and civil or criminal sanctions.

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Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect we will need to continue to improve existing, and implement new operational, financial and accounting systems, procedures and controls to manage our business effectively.

Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective as required under Section 404 of Sarbanes-Oxley. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Securities Exchange Act of 1934, as amended (“Exchange Act”). A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

Sales of a significant number of shares of our common stock in the public markets or significant short sales of our stock, or the perception that such sales could occur, could depress the market price of our common stock and impair our ability to raise capital. Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets could depress the market price of our common stock. If there are significant short sales of our stock, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares, thereby contributing to sales of stock in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all. In addition, a large number of our outstanding shares are not registered under the Securities Act. If and when these shares are registered or become eligible for sale to the public market, the market price of our common stock could also decline.

We may fail to continue to meet the listing standards of The Nasdaq Capital Market whether or not this offering occurs. Even if this offering occurs, this offering could cause our stock price to fall, which could result in us being delisted from The Nasdaq Capital Market. Failure to maintain the listing of our common stock with a U.S. national securities exchange could adversely affect the liquidity off our common stock. Our common stock is currently listed on The Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards.

On March 23, 2023 the Company received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market (the “Bid Price Requirement”).

On May 25, 2023, we received a notice from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on Nasdaq to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing (the “Stockholders’ Equity Requirement”).

On July 28, 2023, the Company received notice that Nasdaq had determined that the Company’s common stock had a closing bid price of $0.10 or less for ten consecutive trading days triggering application of Listing Rule 5810(3)(A)(iii) which states in part: if during any compliance period specified in Rule 5810(c)(3)(A), a company’s security has a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security (the “Low Priced Stocks Rule”). As a result, the Nasdaq staff determined to delist the Company’s common stock from Nasdaq, unless the Company timely requests an appeal of the staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The Company requested a hearing before the Panel, which hearing is expected to occur October 12, 2023.

Following our recent reverse stock split, our issued and outstanding shares of common stock were decreased from approximately 92 million pre-split shares to 500,000 post-split shares, and our publicly held or “free float” shares were reduced to approximately 432,000 shares.

On September 13, 2023, the Company received a written notice from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(4) for continued listing, which rule requires Nasdaq listed companies to maintain at least 500,000 publicly held shares (the “Publicly Held Shares Requirement”).

The Company’s hearing before the Panel will address all outstanding listing compliance matters, including compliance with the Bid Price Requirement, the Low Priced Stocks Rule, the Stockholders’ Equity Requirement and the Publicly Held Shares Requirement. The Company believes that the completion of this offering, together with our recent reverse stock split, will bring the Company into compliance with these continued listing requirements.

While the appeal process is pending, the suspension of trading of the Company’s common stock, will be stayed and the common stock will continue to trade on Nasdaq through the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

There are no assurances, however, that a favorable decision will be obtained from the Panel.

If we fail to satisfy the continued listing requirements of Nasdaq, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price and liquidity of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our common stock from dropping below the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If our common stock were to be delisted from Nasdaq, our common stock could begin to trade on one of the markets operated by OTC Markets Group, including OTCQX, OTCQB or OTC Pink (formerly known as the “pink sheets”), as the case may be. In such event, our common stock could be subject to the “penny stock” rules which, among other things, require brokers or dealers to approve investors’ accounts, receive written agreements and determine investor suitability for transactions and disclose risks relating to investing in the penny stock market. Any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets. In addition, there can be no assurance that our common stock would be eligible for trading on any such alternative exchange or markets.

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Delisting from Nasdaq could adversely affect our ability to raise additional financing through public or private sales of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management. Provisions in our Certificate of Incorporation and Bylaws, each as amended, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, or for a change in the composition of our Board of Directors (our “Board”) or management to occur, even if doing so would benefit our stockholders. These provisions include:

•	Authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•	Dividing our Board into three classes;
•	Limiting the removal of directors by the stockholders; and
•	Limiting the ability of stockholders to call a special meeting of stockholders.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our Board. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by, or beneficial to, our stockholders.

Risks Relating to this Offering

You will experience immediate dilution as a result of this offering and may experience additional dilution in the future. The public offering price for the units offered hereby will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. If you purchase units in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock then outstanding. To the extent that warrants that are currently outstanding or that are issued in this offering are exercised, there will be further dilution to your investment. We may also issue additional common stock, warrants, options and other securities in the future that may result in further dilution of your shares of our common stock.

Future sales of our common stock, or the perception that such sales may occur, could depress the trading price of our common stock. After the completion of this offering (and assuming no exercise of the Common Warrants or the Pre-Funded Warrants), we expect to have 2,555,619 shares of our common stock outstanding, which may be resold in the public market immediately after this offering. We and all of our directors and executive officers, and certain of our stockholders, have signed lock-up agreements for a period of six months following the date of this prospectus, subject to specified exceptions. See “Plan of Distribution.”

The placement agent may, in its sole discretion and without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares of our common stock sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

The best efforts structure of this offering may have an adverse effect on our business plan. The placement agent is offering the securities in this offering on a best efforts basis. The placement agent is not required to purchase any securities, but will use its best efforts to sell the securities offered. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated or will result in any proceeds being made available to us. The success of this offering will impact our ability to use the proceeds to execute our business plan. We may have insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively. Our management will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether our management is using the net proceeds appropriately. Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest our net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

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MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained (or incorporated by reference) in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Information Regarding Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $9.1 million, at the public offering price of $2.88 per unit, after deducting the estimated placement agent discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash, to pay approximately $6.1 million to retire (i) an outstanding conversion amount payable related to our outstanding secured notes and (ii) our outstanding Series 1B Preferred Stock, and for general and administration expenses.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We believe opportunities may exist from time to time to expand our current business through the acquisition or in-license of complementary product candidates. While we have no current agreements for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

On August 24, 2022, our common stock began trading on the Nasdaq Capital Market. Our trading symbol is “ASTI.”

Holders

As of September 25, 2023, the number of record holders of our common stock was 31. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

The holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors. During the years ended December 31, 2022 and 2021, we did not pay any common stock dividends, and we do not expect to declare or pay any dividends in the foreseeable future. Payment of future dividends will be within the discretion of our Board of Directors and will depend on, among other factors, our retained earnings, capital requirements, and operating and financial condition.

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CAPITALIZATION

Except as otherwise noted, all information in this prospectus reflects and assumes (i) no sale of Pre-Funded Warrants in this offering, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis and (ii) no exercise of the Common Warrants issued in this offering.

The following table describes our cash and capitalization as of June 30, 2023, on a pro forma basis, and on a pro forma as adjusted basis, to give effect to the sale of our securities and the application of the estimated net proceeds derived from the sale of such securities.

•	On an actual basis (giving effect to the 1:200 reverse stock split, as of 5:00 pm Eastern Time on September 11, 2023);
•	On a pro forma basis, to reflect conversions of principal of $7.2 million of convertible notes into 35.6 million shares of common stock and $6.5 million of conversions payable subsequent to June 30, 2023; and
•	On an as adjusted basis to give effect to (i) the sale of 3,572,635 units in this offering, at a public offering price of $2.88 per unit and after deducting the placement agent discounts and commissions and estimated offering expenses payable by us; and (ii) the payment of approximately $6.1 million to retire a portion of our outstanding conversion amount payable related to our outstanding secured notes and to retire our outstanding Series 1B Preferred Stock.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms determined at pricing. You should read this information together with our financial statements and related notes set forth elsewhere in this prospectus and the information set forth under the headings “Use of Proceeds” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth elsewhere in this prospectus.

	As of June 30, 2023
	Actual	As Adjusted
Cash and cash equivalents	$905,621	$3,895,946
Shareholders' equity:
Preferred stock - $0.00001 par value, 750,000 authorized; and 48,100 shares issued and outstanding, respectively	5	5
Common stock - $0.00001 par value, 500,000,000 authorized; 319,689 shares issued and outstanding, respectively	32	407
Additional paid-in capital	466,299,661	476,612,235
Accumulated deficit	(469,078,672)	(469,078,672)
Accumulated other comprehensive loss	(14,154)	(14,154)
Total shareholders’ equity	(2,793,128)	7,519,821

Total liabilities and shareholders’ equity	$11,661,863	$14,652,188

The number of shares of common stock issued and outstanding, actual and as adjusted, in the table above is based on 319,689 (as adjusted for the reverse stock split as applicable) shares of our common stock outstanding as of June 30, 2023, and excludes:

•	9,784 shares of our common stock reserved for issuance under outstanding restricted stock units (“RSUs”) granted as employment inducement award to our CEO,
•	389,500 outstanding common stock warrants issued in connection with our December 2022 senior secured convertible note financing with a per share exercise price of $25.36. These warrants have a “full ratchet” adjustment feature that will be triggered by the consummation of this offering. Based upon the offering price of $2.88, the number of these common stock warrants would increase to 3,429,765, and the per share exercise price would be reduced to $2.88 per share. These warrants have a further adjustment which is based upon the VWAP for the Company's common stock over the five trading days following the announcement of this offering. The actual full ratchet adjustment will be calculated after the date of this Prospectus,
•	7,076 shares of common stock reserved for issuance upon the exercise of outstanding common stock warrants, at an exercise price of $1,060 per share,
•	10,000 shares reserved for issuance upon the conversion of our outstanding senior secured convertible notes,
•	400,000 shares of common stock reserved for future issuance under our new 2023 Equity Incentive Plan, which our board intends to adopt following the completion of this offering, and
•	107,179 shares of common stock reserved for issuance upon the exercise of the placement agent’s warrants issued in connection with this offering.

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DILUTION

Except as otherwise noted, all information in this prospectus reflects and assumes (i) no sale of Pre-Funded warrants in this offering, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis and (ii) no exercise of the Common Warrants issued in this offering.

If you invest in our units in this offering, your ownership interest will be diluted to the extent of the difference between the assumed public offering price per unit and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities less lease liabilities by the total number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2023, was approximately $(2,624,829) million, or $(8.21) per share, based on 319,689 shares of common stock outstanding as of that date.

After giving effect to receipt of the net proceeds from our sale of 3,572,635 units in this offering at a public offering price of $2.88 per unit, after deducting the estimated placement agent discounts and commissions and estimated offering expenses payable by us; and (ii) the payment of approximately $6.1 million to retire a portion of our outstanding conversion amount payable related to our outstanding secured notes and Series 1B Preferred Stock, our as adjusted net tangible book value as of June 30, 2023 would have been approximately $7.4 million, or $1.90 per share. This represents an immediate increase in as adjusted net tangible book value of $10.11 per share to our existing stockholders and an immediate dilution of $0.98 per share to new investors participating in this offering.

The following table illustrates this dilution per share:

Assumed public offering price per unit
Historical net tangible book value per share as of June 30, 2023	$(8.21)
Increase in net tangible book value per share attributable to new investors participating in this offering	$10.11
As adjusted net tangible book value per share after this offering		1.90
Dilution per share to new investors participating in this offering		$0.98

The foregoing table and calculations (other than the historical net tangible book value calculation) are based on 319,689 shares of common stock outstanding as of June 30, 2023, and excludes:

•	9,784 shares of our common stock reserved for issuance under outstanding restricted stock units (“RSUs”) granted as employment inducement award to our CEO,
•	389,500 outstanding common stock warrants issued in connection with our December 2022 senior secured convertible note financing with a per share exercise price of $25.36. These warrants have a “full ratchet” adjustment feature that will be triggered by the consummation of this offering. Based upon the offering price of $2.88, the number of these common stock warrants would increase to 3,429,765, and the per share exercise price would be reduced to $2.88 per share. These warrants have a further adjustment which is based upon the VWAP for the Company's common stock over the five trading days following the announcement of this offering. The actual full ratchet adjustment will be calculated after the date of this Prospectus,
•	7,076 shares of common stock reserved for issuance upon the exercise of outstanding common stock warrants, at an exercise price of $1,060 per share,
•	10,000 shares reserved for issuance upon the conversion of our outstanding senior secured convertible notes,
•	400,000 shares of common stock reserved for future issuance under our new 2023 Equity Incentive Plan, which our board intends to adopt following the completion of this offering, and
•	107,179 shares of common stock reserved for issuance upon the exercise of the placement agent’s warrants issued in connection with this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. As a result of many factors, our actual results may differ materially from those anticipated in these forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Overview

We are a company formed to commercialize flexible PV modules using our proprietary technology. For the year ended December 31, 2022 we generated $1,222,786 of total revenue, of which, product sales accounted for $694,286 and milestone and engineering revenue accounted for $528,500. As of December 31, 2022, we had an accumulated deficit of approximately $447,537,493.

Significant Trends, Uncertainties and Challenges

We believe the significant trends, uncertainties and challenges that directly or indirectly affect our financial performance and results of operations include:

•	Our ability to generate customer acceptance of and demand for our products;
•	Successful ramping up of commercial production on the equipment installed;
•	The substantial doubt about our ability to continue as a going concern due to our history of operating losses;
•	Our products are successfully and timely certified for use in our target markets;
•	Successful operating of production tools to achieve the efficiencies, throughput and yield necessary to reach our cost targets;
•	The products we design are saleable at a price sufficient to generate profits;
•	Our ability to raise sufficient capital to enable us to reach a level of sales sufficient to achieve profitability on terms favorable to us;
•	Effective management of the planned ramp up of our domestic and international operations;
•	Our ability to successfully develop and maintain strategic relationships with key partners, including OEMs, system integrators, and distributors, who deal directly with end users in our target markets;
•	Our ability to maintain the listing of our common stock on the Nasdaq Capital Market;
•	Our ability to maintain effective internal controls over financial reporting;
•	Our ability to achieve projected operational performance and cost metrics;
•	Our ability to enter into commercially viable licensing, joint venture, or other commercial arrangements;
•	Availability of raw materials; and
•	COVID-19 and the uncertainty around the continued duration and effect of the worldwide pandemic.

Basis of Presentation: The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the policies below as critical to our business operations and to the understanding of our financial results:

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Significant Accounting Policies

Inventories: All inventories are stated at the lower of cost or net realizable value, with cost determined using the weighted average method. Inventory balances are frequently evaluated to ensure they do not exceed net realizable value. The computation for net realizable value takes into account many factors, including expected demand, product life cycle and development plans, module efficiency, quality issues, obsolescence and others. Management's judgment is required to determine reserves for obsolete or excess inventory. If actual demand and market conditions are less favorable than those estimated by management, additional inventory write downs may be required.

Impairment of Long-lived assets: We analyze our long-lived assets (property, plant and equipment) and definitive-lived intangible assets (patents) for impairment, both individually and as a group, whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Events that might cause impairment would include significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. An undiscounted cash flow analysis is calculated to determine if an impairment exists. If an impairment is determined to exist, any related loss is calculated using the difference between the fair value and the carrying value of the assets.

Convertible Debt: The Company evaluates its convertible debt instruments to determine if there is an embedded derivative or other feature that requires bifurcation from the host contract. Please refer to Note 12 for further discussion on each convertible debt.

Derivatives: The Company evaluates its financial instruments under FASB ASC 815, "Derivatives and Hedging" to determine whether the instruments contain an embedded derivative. When an embedded derivative is present, the instrument is evaluated for a fair value adjustment upon issuance and at the end of every period. Any adjustments to fair value are treated as gains and losses in fair values of derivatives and are recorded on the Statement of Operations. Please refer to Note 10 for further discussion on embedded derivatives.

Revenue Recognition:

Product revenue. We recognize revenue for the sale of PV modules and other equipment sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. For module and other equipment sales contracts that contain multiple performance obligations, we allocate the transaction price to each performance obligation identified in the contract based on relative standalone selling prices, or estimates of such prices, and recognize the related revenue as control of each individual product is transferred to the customer.

Milestone and engineering revenue. Each milestone and engineering arrangement is a separate performance obligation. The transaction price is estimated using the most likely amount method and revenue is recognized as the performance obligation is satisfied through achieving manufacturing or cost targets and engineering targets.

Government contract revenue. Revenue from government research and development contracts is generated under terms that are cost plus fee or firm fixed price. We generally recognize this revenue over time using cost-based input methods, which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. In applying cost-based input methods of revenue recognition, we use the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue to recognize.

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Cost based input methods of revenue recognition are considered a faithful depiction of our efforts to satisfy long-term government research and development contracts and therefore reflect the performance obligations under such contracts. Costs incurred that do not contribute to satisfying our performance obligations are excluded from our input methods of revenue recognition as the amounts are not reflective of our transferring control under the contract. Costs incurred towards contract completion may include direct costs plus allowable indirect costs and an allocable portion of the fixed fee. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the loss anticipated on the contract.

Share-Based Compensation: The Company measures and recognizes compensation expense for all share-based payment awards made to employees, officers, directors, and consultants based on estimated fair values. The value of the portion of the award that is ultimately expected to vest, net of estimated forfeitures, is recognized as expense on a straight-line basis, over the requisite service period in the Company’s Statements of Operations. Share-based compensation is based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates the fair value of its restricted stock awards as its stock price on the grant date.

Research, Development and Manufacturing Operations Costs: Research, development and manufacturing operations expenses include: 1) technology development costs, which include expenses incurred in researching new technology, improving existing technology and performing federal government research and development contracts, 2) product development costs, which include expenses incurred in developing new products and lowering product design costs, and 3) pre-production and production costs, which include engineering efforts to improve production processes, material yields and equipment utilization, and manufacturing efforts to produce saleable product. Research, development and manufacturing operations costs are expensed as incurred, with the exception of costs related to inventoried raw materials, work-in-process and finished goods, which are expensed as Cost of revenue as products are sold.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies that are smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Management adopted ASU 2020-06 on January 1, 2023.

Other new pronouncements issued but not effective are not expected to have a material impact on the Company’s financial statements.

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Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

	Year Ended December 31,
	2022	2021	$ Change
Revenues
Product Revenue	694,286	607,783	86,503
Milestone and engineering	528,500	—	528,500
Total Revenues	1,222,786	607,783	615,003

Costs and Expenses
Cost of Revenue	2,011,459	1,902,414	109,045
Research, development and manufacturing operations	5,975,921	4,140,319	1,835,602
Selling, general and administrative	4,736,562	3,297,982	1,438,580
Share-based compensation	5,478,734	—	5,478,734
Depreciation and amortization	75,645	57,314	18,331
Total Costs and Expenses	18,278,321	9,398,029	8,880,292

Loss From Operations	(17,055,535)	(8,790,246)	(8,265,289)

Other Income/(Expense)
Other Income/(Expense), net	33,100	(169,423)	202,523
Interest Expense	(2,704,909)	(1,088,327)	(1,616,582)
Change in fair value of derivatives and gain on extinguishment of liabilities	—	4,047,993	(4,047,993)
Total Other Income/(Expense)	(2,671,809)	2,790,243	(5,462,052)
Income/(Loss) on Equity Method Investment	(27,361)	—	(27,361)
Net Income/(Loss)	(19,754,705)	(6,000,003)	(13,754,702)

Revenues. Our revenues increased by $615,003, or 101%, for the year ended December 31, 2022 when compared to the same period in 2021. The increase in sales is due primarily to Milestone and engineering revenue from TubeSolar in the current period.

Cost of revenues. Cost of revenues is comprised primarily of repair and maintenance, direct labor and overhead expenses. Our cost of revenues increased by $109,045, or 6% for the year ended December 31, 2022 when compared to the same period in 2021. The increase in cost of revenues is mainly due to the increase in materials and freight, and labor costs as a result of increased production during the current year. This is partially offset by lower repair and maintenance costs in the current period. Management believes our factory is currently significantly under-utilized, and a substantial increase in revenue would result in marginal increases to direct labor and overhead included in the cost of revenues.

Research, development and manufacturing operations. Research, development and manufacturing operations costs include costs incurred for product development, pre-production and production activities in our manufacturing facility. Research, development and manufacturing operations costs also include costs related to technology development. Research, development and manufacturing operations costs increased by $1,835,602 or 44%, for the year ended December 31, 2022 when compared to the same period in 2021. The increase in cost is due primarily to increased operations in the current year as compared to the Company’s restart status in the prior year.

Selling, general and administrative. Selling, general and administrative expenses increased by $1,438,580, or 44%, for the year ended December 31, 2022 when compared to the same period in 2021. The increase in costs is due primarily to an increased level of operations in the current period as compared to the Company’s restart status in the prior period. Additionally, the Company incurred a one-time termination expense of approximately $500,000 and $157,000 recognized with the departure of our former CEO and CFO, respectively, in the current period.

Share-based compensation. Share-based compensation expense increased by $5,478,734 or 100%, for the year ended December 31, 2022 when compared to the same period in 2021. The increase is due primarily to the employment agreements between the Company and its new CEO and CFO and the restricted stock units grants made pursuant to such employment agreements.

Other Income. Other income decreased by $5,462,052 or 196%, for the year ended December 31, 2022 when compared to the same period in 2021. The decline is due primarily to a gain from the change in fair value of derivative liabilities recognized in the prior period and not repeated in the current period and because the Company recognized the remaining discount on convertible debt of approximately $2 million as interest expense upon conversion of these notes in the current period.

Net Income/(Loss). Our Net Loss was $19,754,705 for the year ended December 31, 2022, compared to Net Loss of $6,000,003 for the year ended December 31, 2021, an increase of $13,754,702. The increase is due to the reasons described above.

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Comparison of the Three Months Ended June 30, 2023 and 2022

	Three Months Ended June 30,
	2023	2022	$ Change
Revenues
Products	$86,385	$627,571	$(541,186)
Milestone and engineering	14,916	10,000	4,916
Total Revenues	101,301	637,571	(536,270)

Costs and Expenses
Cost of Revenue	666,269	576,994	89,275
Research, development and manufacturing operations	822,321	1,453,273	(630,952)
Selling, general and administrative	1,178,832	871,881	306,951
Share-based compensation	560,861	—	560,861
Depreciation and amortization	24,443	17,838	6,605
Total Costs and Expenses	3,252,726	2,919,986	332,740
Loss From Operations	(3,151,425)	(2,282,415)	(869,010)

Other Income/(Expense)
Other income/(expense), net	—	2,000	(2,000)
Interest Expense	(761,877)	(32,370)	(729,507)
Total Other Income/(Expense)	(761,877)	(30,370)	(731,507)
Income/(Loss) on Equity Method Investments	(170)	—	(170)
Net (Loss)/Income	$(3,913,472)	$(2,312,785)	$(1,600,687)

Total Revenues. Our total revenues decreased by $536,270, or 84%, for the three months ended June 30, 2023 when compared to the same period in 2022. This is primarily due to a large customer order in the prior period that was not repeated in the current period, partially offset by product revenue earned from fulfilling a supply agreement obligation under the Asset Purchase Agreement.

Cost of revenue. Cost of revenues is primarily comprised of repair and maintenance, material costs, and direct labor and overhead expenses. Our Cost of revenues increased by $89,275, or 15%, for the three months ended June 30, 2023 when compared to the same period in 2022. This is primarily due to expenses from our asset acquisition of Flisom's manufacturing equipment and employee contracts, partially offset by redeploying the Company's manufacturing facilities as a perovskite research facility.

Research, development and manufacturing operations. Research, development and manufacturing operations costs include costs incurred for product development, pre-production and production activities in our manufacturing facility. It also includes costs related to technology development. Research, development and manufacturing operations costs decreased by $630,952, or 43%, for the three months ended June 30, 2023 when compared to the same period in 2022. This is primarily due to a decrease in manufacturing operations cost, as the Company redeployed its Thornton manufacturing facility as a perovskite research facility.

Selling, general and administrative. Selling, general and administrative expenses increased by $306,951, or 35%, for the three months ended June 30, 2023 when compared to the same period in 2022. The increase in costs is due primarily to increased professional services and other administrative expenses.

Share-based compensation. Share-based compensation expense increased by $560,861 or 100% for the three months ended June 30, 2023 when compared to the same period in 2022. The increase is due to the employment agreement between the Company and the CEO and CFO for restricted stock units in September and December of 2022, respectively.

Other Income/Expense. Other expense was $761,877 for the three months ended June 30, 2023, compared to other expense of $30,370 for the same period in 2022, an increase of $731,507. The increase is due primarily to an increase in interest expense resulting from the accretion of debt discount and interest expense on the convertible debt.

Net Loss. Our Net Loss increased by $1,600,687, or 69%, for the three months ended June 30, 2023 compared to the same period in 2022 due primarily to the items mentioned above.

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Comparison of the Six Months Ended June 30, 2023 and 2022

	Six Months Ended June 30,
	2023	2022	$ Change
Revenues
Product Revenue	$185,610	$681,781	$(496,171)
Milestone and engineering	39,916	522,000	(482,084)
Total Revenues	225,526	1,203,781	(978,255)

Costs and Expenses
Cost of Revenue	1,128,064	1,109,885	18,179
Research, development and manufacturing operations	2,488,016	2,859,595	(371,579)
Selling, general and administrative	2,770,652	1,693,145	1,077,507
Share-based compensation	1,965,311	—	1,965,311
Depreciation and amortization	50,224	34,503	15,721
Total Costs and Expenses	8,402,267	5,697,128	2,705,139
Loss From Operations	(8,176,741)	(4,493,347)	(3,683,394)

Other Income/(Expense)
Other Income/(Expense), net	10,000	2,000	8,000
Interest Expense	(1,829,913)	(2,118,685)	288,772
Total Other Income/(Expense)	(1,819,913)	(2,116,685)	296,772
Income/(Loss) on Equity Method Investments	(170)	(2)	(168)
Net (Loss)/Income	$(9,996,824)	$(6,610,034)	$(3,386,790)

Total Revenues. Our total revenues decreased by $978,255, or 81%, for the six months ended June 30, 2023 when compared to the same period in 2022. This is primarily due to a large customer order in the prior period that was not repeated in the current period, partially offset by product revenue earned from fulfilling a supply agreement obligation under the Asset Purchase Agreement. Additionally, the Company recognized $512,000 in engineering revenue from TubeSolar in the prior period which was not repeated in the current period.

Cost of revenue. Cost of revenues is primarily comprised of repair and maintenance, material costs, and direct labor and overhead expenses. Our Cost of revenues increased by $18,179, or 2%, for the six months ended June 30, 2023 when compared to the same period in 2022. The slight increase is primarily due to expenses from our asset acquisition of Flisom's manufacturing equipment and employee contracts, partially offset by redeploying the Company's manufacturing facilities as a perovskite research facility.

Research, development and manufacturing operations. Research, development and manufacturing operations costs include costs incurred for product development, pre-production and production activities in our manufacturing facility. Research, development and manufacturing operations costs also include costs related to technology development. Research, development and manufacturing operations costs decreased by $371,579, or 13%, for the six months ended June 30, 2023 when compared to the same period in 2022. This is primarily due to a decrease in manufacturing operations cost, as the Company redeployed its Thornton manufacturing facility as a perovskite research facility.

Selling, general and administrative. Selling, general and administrative expenses increased by $1,077,507, or 64% for the six months ended June 30, 2023 when compared to the same period in 2022. The increase in costs is due primarily to increased personnel costs, professional services and other administrative expenses.

Share-based compensation. Share-based compensation expense increased by $1,965,311 or 100% for the six months ended June 30, 2023 when compared to the same period in 2022. The increase is due to the employment agreement between the Company and the CEO and CFO for restricted stock units in September and December of 2022, respectively.

Other Income/Expense. Other expense was $1,819,913 for the six months ended June 30, 2023, compared to other expense of $2,116,685 for the same period in 2022, a decrease of $296,772. The decline is due primarily to the Company recording accelerating debt discount as interest expense in the prior year. With the adoption of ASU 2020-06, the accelerated debt discount is now recorded in stockholders' equity.

Net Loss. Our Net Loss increased by $3,386,790, or 51%, for the six months ended June 30, 2023 compared to the same period in 2022 due primarily to the items mentioned above.

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Liquidity and Capital Resources

The Company has redeployed its Thornton facilities from a manufacturing facility to a research and development facility. Additionally, while the Company purchased manufacturing assets in Zurich, Switzerland in April 2023 with plans to commence manufacturing in Switzerland, Management continues to evaluate its manufacturing options. Management does not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements until the Company is able to achieve large-scale production capacities and will depend on raising additional capital to maintain operations until the Company becomes profitable.

Following the receipt of $9.1 million in net proceeds from this offering and the payment of approximately $6.1 million to retire an outstanding conversion amount payable related to our outstanding senior secured convertible notes and Series 1B Preferred Stock, we believe our cash resources would be sufficient to fund our current operating plans into the second quarter of 2024. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect and need to raise additional funds sooner than we anticipate. If we are unable to raise additional capital when needed or on acceptable terms, we would be forced to delay, reduce, or eliminate our technology development and commercialization efforts.

Statements of Cash Flows Comparison of the Years Ended December 31, 2022 and 2021

For the year ended December 31, 2022, our cash used in operations was $10,506,575 compared to $9,404,443 for the year ended December 31, 2021, an increase of $1,102,132. The increase is primarily the result of scaling up operations during the current year as compared to the Company’s restart status during 2021. For the year ended December 31, 2022, cash used in investing activities was $265,472 compared to cash used in investing activities of $301,522 for the year ended December 31, 2021. This change was primarily the result of a decrease purchase of equipment partially offset by a contribution to Ascent Germany. During the year ended December 31, 2022, cash used in operations of $10,506,575 were primarily funded through $18,500,000 in proceeds from issuances of debt and common stock.

Statements of Cash Flows Comparison of the Six Months Ended June 30, 2023 and 2022

For the six months ended June 30, 2023, our cash used in operations was $6,577,826 compared to $5,375,684 for the six months ended June 30, 2022, an increase of $1,202,142. This increase is due primarily to increased Company expenses and decreased revenue. For the six months ended June 30, 2023, cash used in investing activities was $3,849,542 compared to $156,804 used in investing activities for the six months ended June 30, 2022. This change was primarily the result of the asset acquisition in Zurich, Switzerland. During the six months ended June 30, 2023, net cash used in operations of $6,577,826 were primarily funded from 2022 financing agreements.

Off Balance Sheet Transactions

As of December 31, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Smaller Reporting Company Status

We are a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. As a smaller reporting company, we may rely on exemptions from certain disclosure requirement that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and smaller reporting companies have reduced disclosure obligations regarding executive compensation.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We hold no significant funds and have no future obligations denominated in foreign currencies as of the date of this prospectus.

Although our reporting currency is the U.S. Dollar, we may conduct business and incur costs in the local currencies of other countries in which we may operate, make sales and buy materials. As a result, we are subject to currency translation risk. Further, changes in exchange rates between foreign currencies and the U.S. Dollar could affect our future net sales and cost of sales and could result in exchange losses.

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash equivalents and investment portfolio. As of the date of this prospectus, our cash equivalents consisted only of operating accounts held with financial institutions. From time to time, we may hold restricted funds, money market funds, investments in U.S. government securities and high-quality corporate securities. The primary objective of our investment activities is to preserve principal and provide liquidity on demand, while at the same time maximizing the income we receive from our investments without significantly increasing risk. The direct risk to us associated with fluctuating interest rates is limited to our investment portfolio, and we do not believe a change in interest rates will have a significant impact on our financial position, results of operations, or cash flows.

BUSINESS

Business Overview

We were incorporated on October 18, 2005 from the separation by ITN Energy Systems, Inc. (“ITN”) of its Advanced Photovoltaic Division and all of that division’s key personnel, core technologies, and certain trade secrets and royalty free licenses to use in connection with the manufacturing, developing marketing, and commercializing Copper-Indium-Gallium-diSelenide (“CIGS”) photovoltaic (“PV”) products.

We are an American solar technology company that manufactures and sells PV solar modules that are flexible, durable, and possess attractive power to weight and power to area performance. Our technology provides renewable power solutions to high-value production and specialty solar markets where traditional rigid solar panels are not suitable, including aerospace, agrivoltaics, and niche manufacturing/construction sectors. We operate in these target markets because they have highly specialized needs for power generation and offer attractive pricing due to the significant technological requirements.

We believe the value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in our target markets, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent designs and develops finished products for end users in these areas and collaborates with strategic partners to design and develop custom integrated solutions for products like airships and fixed-wing UAVs. Ascent sees significant overlap in the needs of end users across some of these markets and believes it can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

The integration of Ascent's solar modules into space, near space, and aeronautic vehicles with ultra-lightweight and flexible solar modules is an important market opportunity for the Company. Customers in this market have historically required a high level of durability, high voltage and conversion efficiency from solar module suppliers, and we believe our products are well suited to compete in this premium market.

Product History

In March 2008, we demonstrated initial operating capacity of our first production line by beginning production trials as an end-to-end integrated process. By July 2009, we obtained independent verification by the U.S. Department of Energy’s National Renewable Energy Laboratory (“NREL”) that our modules of approximately 15 centimeters wide by 30 centimeters long measured 10.4% in conversion efficiency, which, by October 2009, NREL further verified our achievement of a manufacturing milestone of 14.0% cell efficiency as well as a peak efficiency of 11.4% for our CIGS modules. In October 2010, we completed internal qualification testing of a flexible packaging solution which successfully passed the rigorous standard of one thousand (1,000) hours of damp heat testing (85% relative humidity and 85° C temperature) guideline set forth by International Electrotechnical Commission (“IEC”) 61646 standards for performance and long-term reliability of thin film solar modules. And in December 2010, we achieved 12.1% module efficiency on the same form factor.

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In February 2010, three of our product configurations were certified by an independent laboratory on a variety of U.S. Department of Defense (“DOD”) rugged standards known as MIL-STD-810G. In October 2010, we completed full external certification under IEC 61646 at an independent laboratory of a two-meter module. Achieving this certification is required for building integrated photovoltaic (“BIPV”) and building applied photovoltaic (“BAPV”) applications used in commercial, industrial and residential rooftop markets.

In March 2016, the Company announced a major breakthrough of our high-voltage superlight bare modules, achieving a power-to-weight ratio of 1,700 watts per kilogram at AM0 environment. What we believe is the “best-in-class” specific power is crucial to the aerospace industry where every pound of weight reduction would translate to incremental cost savings or increased in payloads. In December 2016, Ascent was selected by the Japan Aerospace Exploration Agency (“JAXA”) as part of their next round of evaluations for providing solar technology for an upcoming mission to Jupiter, as well as to address additional missions. This decision followed an earlier round of investigation with promising results, during which the Company's flexible, monolithically integrated CIGS solar module was subjected to environmental extremes and continued to operate well. During the first phase of JAXA's evaluation, Ascent's PV was successfully tested below -146°C (-231°F) and up to +190°C (+374 °F), and to only 4% of the sunlight generally received in earth's orbit. In addition, JAXA has subjected Ascent's PV to radiation and mechanical testing.

During the third quarter of 2017, Ascent Solar demonstrated its breadth of capabilities at the US Special Operations Command (“SOCOM”) exclusive Technical Experimentation (“TE”) 17-3 Event in Washington, DC. SOCOM is tasked, by the Department of Defense (“DoD”), with providing Special Operations Forces (“SOF”) with the latest war fighting technology available; in support of this effort, SOCOM sponsors an annual TE event. In July of 2017, SOCOM requested the participation of companies who have proficiency in the areas of Satellite Communication (“SATCOM”) and Unattended Ground Sensors (“UGS”) for a TE event. Ascent Solar was selected to participate on the basis and recognition that one of the primary issues facing the DoD today is the ability to power all of their war fighting technology. Ascent’s diverse line-up of rugged and lightweight portable solar products offers the potential for the DoD to generate unattended ongoing power, which could save lives and increase the efficiency of the war fighting effort. Ascent received an assessed score of a capability that has “high potential for SOF use with few limitations”.

During the third quarter of 2018, Ascent Solar was once again selected to demonstrate its breadth of capabilities at the SOCOM exclusive TE 18-3 Event in Washington, DC. In July of 2018, SOCOM requested the participation of companies who have proficiency in the areas of Intelligence, Surveillance and Reconnaissance (ISR), Small Unmanned Aerial Systems (SUAS) and Mobility for the TE event.

During 2021, the ASTI team further advanced product acceptance into the highly stringent space market with demonstrated solar module survivability under the guidance of NASA Marshal Space Flight Center (MSFC) MISSE X flight experiment on the International Space Station (ISS), advancing our Technology Readiness Level (TRL) to 6, with subsequent flights in 2022-23, both NASA and commercial, intended to achieve TRL 7. TRL 8 is commonly accepted as space qualified. Also during 2021, the ASTI team was able to utilize an ultra-thin lamination made from the coating material used during MISSE X to build custom modules for a customer to be tested for a future flight.

On September 15, 2021, the Company entered into a Long-Term Supply and Joint Development Agreement (“JDA”) with TubeSolar AG (“TubeSolar”), a significant existing stakeholder in the Company. Under the terms of the JDA, the Company will produce, and TubeSolar will purchase, thin-film PV foils (“PV Foils”) for use in TubeSolar’s solar modules for agricultural photovoltaic (“APV”) applications that require solar foils for its production. Under the JDA, the Company will receive up (i) to $4 million of non-recurring engineering (“NRE”) fees, (ii) up to $13.5 million of payments upon achievement of certain agreed production and cost structure milestones, and (iii) product revenues from sales of PV Foils to TubeSolar. The JDA has no fixed term, and may only be terminated by either party for breach. In June, 2023, TubeSolar filed an application for the opening of insolvency proceedings with the competent insolvency court due to insolvency.

The Company and TubeSolar have also jointly established a subsidiary company in Germany, in which TubeSolar holds a minority stake of 30% (the “JV”). The purpose of the JV is to establish and operate a PV manufacturing facility in Germany that will produce and deliver PV Foils exclusively to TubeSolar. Until the JV facility is fully operational, PV Foils will be manufactured in the Company’s existing facility in Thornton, Colorado. The parties expect to jointly develop next generation tooling for use in manufacturing PV Foils at the JV facility. The Company purchased 17,500 shares of the JV for 1 Euro per share, on November 10, 2021.

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Due to the high durability enabled by the monolithic integration employed by our technology, the capability to customize modules into different form factors and what we believe is the industry leading light weight and flexibility provided by our modules, we believe that the potential applications for our products are extensive, including integrated solutions anywhere that may need power generation such as portable power solutions, vehicles in space or in flight or dual-use installations on agricultural land and has developed the following ways to utilize this technology:

•	High-voltage SuperLight thin-film CIGS PV blankets. These 50W, fully laminated, flexible blankets were manufactured using a new process that was optimized for high performance in near-space conditions at elevated temperatures, and are custom designed for easy modular integration into series and parallel configurations to achieve the desired voltage and current required for such application.
•	USB-based portable power systems with the XD™ series. The first product introduced was the XD-12 which, like previous products, is a folding, lightweight, easily stowable, PV system with USB power regulation. Unique to this generation of PV portable power is more PV power (12 Watts) and a 2.0 Amp smart USB output to enable the XD-12 to charge most smartphones, tablets, and USB-enabled devices as fast as a wall outlet. The enhanced smart USB circuit works with the device to be charged so that the device can determine the maximum power it is able to receive from the XD-12 and ensures the best possible charging performance directly from the sun.
•	Micro-module for a space customer, approximately 12.8mm x 50mm (0.5in x 2.0in) in size that is ideal for both laboratory-scale environmental testing, and for subsequent integration into flight experiments.
•	Ultra-light modules with substrate material used by a European based customer for their lighter-than-air, helium-filled airship project. In 2019, we completed a repeat order from the same customer who had since established its airship development operation in the US. In 2020, we received a third and enlarged order from the same customer and completed the order in the second quarter of 2021. Most recently, in the 4th quarter of 2021 we received a fourth order that was shipped in 2022.
•	Ultra-lightweight, flexible PV modules used in the flight of a production version of the Silent Falcon™ Unmanned Aircraft Systems
•	Small area test cells and large, 19.5cm x 30cm monolithically integrated modules, all on a very thin, 25-micron (0.001 inch) plastic substrate to be used in JAXA’s solar sail deployment demonstration project. The 19.5cm x 30cm module is a custom design to match the anticipated deployment mechanism and PV layout for the final Jovian spacecraft.

Commercialization and Manufacturing Strategy

We manufacture our products by affixing a thin CIGS layer to a flexible, plastic substrate using a large format, roll-to-roll process that permits us to fabricate our flexible PV modules in an integrated sequential operation. We use proprietary monolithic integration techniques which enable us to form complete PV modules with little to no costly back-end assembly of inter-cell connections. Traditional PV manufacturers assemble PV modules by bonding or soldering discrete PV cells together. This manufacturing step typically increases manufacturing costs and, at times, proves detrimental to the overall yield and reliability of the finished product. By reducing or eliminating this added step, using our proprietary monolithic integration techniques, we believe we can achieve cost savings in, and increase the reliability of, our PV modules.

Advantages of CIGS on a Flexible Plastic Substrate

Thin film PV solutions differ based on the type of semiconductor material chosen to act as a sunlight absorbing layer, and also on the type of substrate on which the sunlight absorbing layer is affixed. To the best of our knowledge, we believe we are the only company in the world currently focused on commercial scale production of PV modules using CIGS on a flexible, plastic substrate with monolithic integration. We utilize CIGS as a semiconductor material because, at the laboratory level, it has a higher demonstrated cell conversion efficiency than amorphous silicon (“a-Si”) and cadmium telluride (“CdTe”). We also believe CIGS offers other compelling advantages over both a-Si and CdTe, including:

•	CIGS versus a-Si: Although a-Si, like CIGS, can be deposited on a flexible substrate, its conversion efficiency, which already is generally much lower than that of CIGS, measurably degrades when it is exposed to ultraviolet light, including natural sunlight. To mitigate such degradation, manufacturers of a-Si solar cells are required to implement measures that add cost and complexity to their manufacturing processes.

•	CIGS versus CdTe: Although CdTe modules have achieved conversion efficiencies that are generally comparable to CIGS in production, we believe CdTe has never been successfully applied to a flexible substrate on a commercial scale. We believe the use of CdTe on a rigid, transparent substrate, such as glass, is unsuitable for a number of our applications. We also believe CIGS can achieve higher conversion efficiencies than CdTe in production.

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We believe our choice of substrate material further differentiates us from other thin-film PV manufacturers. We believe the use of a flexible, lightweight, insulating substrate that is easier to install provides clear advantages for our target markets, especially where rigid substrates are unsuitable. We also believe our use of a flexible, plastic substrate provides us significant cost advantages because it enables us to employ monolithic integration techniques on larger components, which we believe are unavailable to manufacturers who use flexible, metal substrates. Accordingly, we are able to significantly reduce part count, thereby reducing the need for costly back end assembly of inter cell connections. As the only company, to our knowledge, focused on the commercial production of PV modules using CIGS on a flexible, plastic substrate with monolithic integration, we believe we have the opportunity to address the aerospace, agrivoltaics and other weight-sensitive markets with transformational high quality, value added product applications. It is these same unique features and our overall manufacturing process that enable us to produce extremely robust, light and flexible products.

Competitive Strengths

We believe we possess a number of competitive strengths that provide us with an advantage over our competitors.

•	We are a pioneer in CIGS technology with a proprietary, flexible, lightweight, high efficiency PV thin film product that positions us to penetrate a wide range of attractive high value added markets such as aerospace and agrivoltaics. In addition, we have provided renewable power solutions for off grid, portable power, transportation, defense, and other markets. By applying CIGS to a flexible plastic substrate, we have developed a PV module that is efficient, lightweight and flexible; with the highest power-to-weight ratio in at-scale commercially available solar. The market for space and near-space solar power application solutions, agrivoltaics, portable power systems, and transportation integrated applications represent a significant premium market for the Company. Relative to our thin film competitors, we believe our advantage in thin film CIGS on plastic technology provides us with a superior product offering for these strategic market segments.

•	We have the ability to manufacture PV modules for different markets and for customized applications without altering our production processes. Our ability to produce PV modules in customized shapes and sizes, or in a variety of shapes and sizes simultaneously, without interrupting production flow, provides us with flexibility in addressing target markets and product applications, and allows us to respond quickly to changing market conditions. Many of our competitors are limited by their technology and/or their manufacturing processes to a more restricted set of product opportunities.

•	Our integrated, roll-to-roll manufacturing process and proprietary monolithic integration techniques provide us a potential cost advantage over our competitors. Historically, manufacturers have formed PV modules by manufacturing individual solar cells and then interconnecting them. Our large format, roll-to-roll manufacturing process allows for integrated continuous production. In addition, our proprietary monolithic integration techniques allow us to utilize laser patterning to create interconnects, thereby creating PV modules at the same time we create PV cells. In so doing, we are able to reduce or eliminate an entire back end processing step, saving time as well as labor and manufacturing costs relative to our competitors.

•	Our lightweight, powerful, and durable solar panels provide a performance advantage over our competitors. For applications where a premium is placed on the weight and profile of the product, our ability to integrate our PV modules into portable packages offers the customer a lightweight and durable solution for all their portable electronics.

•	Our proven research and development capabilities position us to continue the development of next generation PV modules and technologies. Our ability to produce CIGS based PV modules on a flexible plastic substrate is the result of a concerted research and development effort that began more than 20 years ago. We continue to pursue research and development in an effort to drive efficiency improvements in our current PV modules and to work toward next generation technologies and additional applications.

•	Our manufacturing process can be differentiated into two distinct functions; a front-end module manufacturing process and a back-end packaging process. Our ability to produce finished unpackaged rolls of CIGS material for shipment worldwide to customers for encapsulation and integration into various products enhances our ability to work with partners internationally and domestically.

Markets and Marketing Strategy

We target high-value specialty solar markets including aerospace and agrivoltaics applications. This strategy enables us to fully leverage the unique advantages of our technology, including flexibility, durability and attractive power to weight and power to area performance. It further enables us to offer unique, differentiated solutions in large markets with less competition, and more attractive pricing.

We believe the value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in these markets, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent has the capability to design and develop finished products for end users in these areas as well as collaborate with strategic partners to design and develop custom integrated solutions for products like airships and fixed-wing UAVs. Ascent sees significant overlap in the needs of end users across some of these verticals and believes it can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

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Competition

We believe our thin film, monolithically integrated CIGS technology enables us to deliver sleek, lightweight, rugged, high performance solutions to serve these markets as competitors from other thin film and c-Si companies emerge. The landscape of thin film manufacturers encompasses a broad mix of technology platforms at various stages of development and consists of a number of medium and small companies.

The market for traditional, grid connected PV products is dominated by large manufacturers of c-Si technology, although thin film technology on glass has begun to emerge among the major players. We anticipate that while these large manufacturers may continue to dominate the market with their silicon-based products, thin film manufacturers will likely capture an increasingly larger share of the market, as is evident from the success of First Solar (CdTe).

We believe that our modules offer unique advantages. Their flexibility, low areal density (mass per unit area), and high specific power (power per unit mass) enable use on weight-sensitive applications, such as portable power, conformal aircraft surfaces, high altitude long endurance (HALE) fixed wing and lighter than air (LTA) vehicles, and space applications that are unsuitable for glass-based modules. Innovative product design, customer focused development, and our rapid prototyping capability yield modules that could be integrated into virtually any product to create a source of renewable energy. Whether compared to glass based or other flexible modules, our products offer competitive advantages making them unique in comparison to competing products. We consider PowerFilm Solar, Global Solar, MiaSolé, and Flisom to be our closest competitors in terms of technology in the specialty PV market.

Research and Development and Intellectual Property

Our technology was initially developed at ITN beginning in 1994. In early 2006, ITN assigned to us certain CIGS PV-specific technologies, and granted to us a perpetual, exclusive, royalty free, worldwide license to use these technologies in connection with the manufacture, development, marketing and commercialization of CIGS PV to produce solar power. In addition, certain of ITN’s existing and future proprietary process and control technologies, although nonspecific to CIGS PV, were assigned to us. ITN retained the right to conduct research and development activities in connection with PV materials, and we agreed to grant a license back to ITN for improvements to the licensed technologies and intellectual property outside of the CIGS PV field.

We intend to continue to invest in research and development in order to provide near term improvements to our manufacturing process (including to reduce costs) and products (including improve technology to increase efficiency), as well as to identify next generation technologies relevant to both our existing and potential new markets. During the years ended December 31, 2022 and 2021 we incurred approximately $5,975,921 and $4,140,319, respectively, in research, development and manufacturing operations costs, which include research and development incurred in customizing products for customers, as well as manufacturing costs incurred while developing our product lines and manufacturing process. We also plan to continue to take advantage of research and development contracts to fund a portion of this development.

We protect our intellectual property through a combination of trade secrets and patent protections. We own the following patents:

Issued Patents

1	US Patent No. 9,640,692 entitled "Flexible Photovoltaic Array with Integrated Wiring and Control Circuitry, and Associated Methods" (issued October 12, 2010) (co-owned with PermaCity Corporation)
2	US Patent No. 8,426,725 entitled “Apparatus and Method for Hybrid Photovoltaic Device Having Multiple, Stacked, Heterogeneous, Semiconductor Junctions” (issued April 23, 2013)
3	US Patent No. 8,465,589 entitled “Machine and Process for Sequential Multi-Sublayer Deposition of Copper Indium Gallium Diselenide Compound Semiconductors” (issued June 18, 2013)
4	US Patent No. D697,502 entitled "Mobile Electronic Device Case” (issued January 14, 2014)
5	US Patent No. 8,648,253 entitled “Machine and Process for Continuous, Sequential, Deposition of Semiconductor Solar Absorbers Having Variable Semiconductor Composition Deposited in Multiple Sublayers” (issued February 11, 2014)
6	US Patent No. 9,538,671 entitled "System For Housing And Powering A Battery-Operated Device And Associated Methods" (issued January 3, 2017)
7	US Patent No. D781,228 entitled "Pocket-Sized Photovoltaic Based Fully Integrated Portable Power System" (issued March 14, 2017)

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8	US Patent No. 9,601,650 entitled "Machine and Process for Continuous, Sequential, Deposition of Semiconductor Solar Absorbers Having Variable Semiconductor Composition Deposited in Multiple Sublayers" (issued March 21, 2017)
9	US Patent No. 9,634,175 entitled "Systems and Methods for Thermally Managing High-Temperature Processes on Temperature Sensitive Substrates" (issued April 25, 2017)
10	US Patent No. 9,640,706 entitled "Hybrid Multi-Junction Photovoltaic Cells and Associated Methods" (issued May 2, 2017)
11	US Patent No. 9,640,692 entitled "Flexible Photovoltaic Array with Integrated Wiring and Control Circuitry, and Associated Methods" (issued May 2, 2017)
12	US Patent No. 9,653,635 entitled Flexible High-Voltage Adaptable Current Photovoltaic Modules and Associated Methods (issued May 16, 2017)
13	US Patent No. 9,780,242 entitled “Multilayer Thin-Film Back Contact System for Flexible Photovoltaic Devices on Polymer Substrates” (issued October 3, 2017)
14	US Patent No. 9,929,306 entitled "Array of Monolithically Integrated Thin Film Photovoltaic Cells and Associated Methods" (issued March 27, 2018)

Suppliers

We rely on several unaffiliated companies to supply certain raw materials used during the fabrication of our PV modules and PV integrated electronics. We acquire these materials on a purchase order basis and do not have long term purchase quantity commitments with the suppliers, although we may enter into such contracts in the future. We currently acquire all of our high temperature plastic from one supplier, although alternative suppliers of similar materials exist. We purchase component molybdenum, copper, indium, gallium, selenium and indium tin oxides from a variety of suppliers. We also currently are in the process of identifying and negotiating arrangements with alternative suppliers of materials in the United States and Asia.

The manufacturing equipment and tools used in our production process have been purchased from various suppliers in Europe, the United States and Asia. Although we have had good relations with our existing equipment and tools suppliers, we monitor and explore opportunities for developing alternative sources to drive our manufacturing costs down.

Employees

As of September 25, 2023, we had 14 full-time and 3 part-time employees.

Company History

We were formed in October 2005 from the separation by ITN of its Advanced Photovoltaic Division and all of that division’s key personnel and core technologies. ITN, a private company incorporated in 1994, is an incubator dedicated to the development of thin film, PV, battery, fuel cell and nanotechnologies. Through its work on research and development contracts for private and government entities, ITN developed proprietary processing and manufacturing know-how applicable to PV products generally, and to CIGS PV products in particular. Our Company was established by ITN to commercialize its investment in CIGS PV technologies. In January 2006, ITN assigned to us all its CIGS PV technologies and trade secrets and granted to us a perpetual, exclusive, royalty free worldwide license to use certain of ITN’s proprietary process, control and design technologies in the production of CIGS PV modules. Upon receipt of the necessary government approvals in January 2007, ITN assigned government funded research and development contracts to us and also transferred the key personnel working on the contracts to us.

PROPERTY

Our principal business office and manufacturing facility is located in a leased space at 12300 Grant Street, Thornton, Colorado 80241. We have approximately 30,000 square feet of fully equipped office space and 70,000 square feet of fully equipped manufacturing space. We consider our office space adequate for our current operations.

LEGAL PROCEEDINGS

On August 15, 2023, H.C. Wainwright & Co., LLC (“Wainwright”) filed an action against the Company in the New York State Supreme Court in New York County. The complaint alleges a breach by the Company of an investment banking engagement letter entered into in October 2021. The Wainwright engagement letter expired in April 2022 without any financing transaction having been completed. The complaint claims that Wainright is entitled, under a “tail provision”, to an 8% fee and 7% warrant coverage on the Company’s $15 million secured convertible note financing. The complaint seeks damages of $1.2 million, 2,169.5 common stock warrants with a per share exercise price of $605, plus attorney fees.

While it is too early to predict the outcome of this legal proceeding or whether an adverse result would have a material adverse impact on our operations or financial position, we believe we have meritorious defenses and intend to defend this legal matter vigorously.

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

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DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers, directors, their ages and positions with us as of September 25, 2023, are as follows:

Name	Age	Position
Paul Warley	61	President and Chief Executive Officer
Jin Jo	45	Chief Financial Officer
Bobby Gulati	58	Chief Operating Officer
David Peterson	54	Chairman of the Board, Director
Forrest Reynolds	53	Director
Louis Berezovsky	58	Director
Gregory Thompson	68	Director

Paul Warley has been Chief Executive Officer of the Company since May 2, 2023. Prior to then, Mr. Warley was the Chief Financial Officer. Mr. Warley has significant experience in corporate turnarounds, restructuring, cross-border trade and capital advisory work. From 2015 to 2022, Mr. Warley was president of Warley & Company LLC, a strategic advisory firm providing executive management, capital advisory and M&A services to middle-market companies in the service, construction, technology, oil & gas, clean energy, food, retail and green-building sectors. While at Warley & Company, from 2018 to 2019 Mr. Warley was engaged as Chief Executive Officer and CFO of 360Imaging, a provider of products and services for implant surgery and digital dentistry. From 2011 to 2015, Mr. Warley served clients in the alternative energy industry as a managing director and additionally was Chief Compliance Officer with Deloitte Corporate Finance. From 1997 to 2011, Mr. Warley was Managing Director and Region Manager for GE Capital. From 1984 to 1997, Mr. Warley was with Bank of America and Bankers Trust as a Senior Vice President. Mr. Warley holds the Financial Industry Regulatory Authority Series 7, 24 and 63 licenses. He earned his B.S. degree in Business Administration from The Citadel (The Military College of South Carolina) and served in the U.S. Army, attaining the rank of Captain. While at Warley & Company LLC, Mr. Warley provided corporate finance consulting services to BD1 Investment Holding LLC, one of the Company’s largest stockholder. We believe Mr. Warley is well-qualified to serve as our CEO due to his business experience.

Jin Jo has been Chief Financial Officer of the Company. Ms. Jo joined the Company in June 2021 as Financial Controller. Ms. Jo has over 20 years in accounting. From 2015 to 2021, Ms. Jo was the head of technical accounting of Empower Retirement, a financial services company, where her primary focus was accounting research for complex new products, investments and transactions, and new accounting standards implementation on International Financial Reporting Standards, US GAAP and insurance Statutory Accounting Principles. From 2011 to 2015, Ms. Jo was an Inspection Specialist at the Public Company Accounting Oversight Board where she assessed auditor compliance with audit professional standards. Ms. Jo started her career in public accounting, spending 11years in the audit and assurance practice serving both public and private companies.

Ms. Jo is a certified public accountant in the state of Colorado and earned her B.S. degree in Business Administration from the University of Colorado, Boulder. We believe Ms. Jo is well-qualified to serve as our CFO due to her business experience.

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Bobby Gulati has over 30 years of executive leadership experience in engineering and manufacturing roles. Mr. Gulati joined Ascent in February 2012 as Head Equipment Engineer. In March 2014, he was promoted to Director of Equipment Engineering with emphasis on International Business Development. In 2020, Mr. Gulati was promoted to Chief Information Officer.

From 2010 to 2012 Mr. Gulati was the Director of Equipment Engineering for Twin Creeks Technologies, an amorphous silicon solar manufacturing company, and was responsible for the operations of the 5MW solar cell manufacturing facility in Senatobia, Mississippi. From 2001 to 2010, Mr. Gulati was the co-founder and President of TriStar Systems, a manufacturer of automated manufacturing and assembly equipment for the solar, aerospace and disk drive industries. From 1992 to 2000, Mr. Gulati was the co-founder and Chief Operating Officer of the publicly traded company NexStar Automation, whose focus was designing and building automated production equipment for the semiconductor and medical disposable industries. Mr. Gulati earned his B.S. degree in Electrical Engineering with a minor in Computer Science and Robotics from the University of Colorado, Denver.

David Peterson has served on our Board since December 2020. Mr. Peterson has over 25 years of business management experience, including 9 years as a private equity investor, 6 years as a manager at an engineering consulting firm, and over 20 years of board experience. From April 2015 to present, Mr. Peterson has worked for EPD Consultants, Inc., a privately held engineering firm headquartered in Carson, California, where he serves as Senior Project Manager. From 2010 to 2015, Mr. Peterson was President and Co-Founder of Great Circle Industries, Inc., a water recycling company in southern California. His past experience includes being a board member at AIR-serv, LLC, a tire inflation vending machine manufacturer, where Mr. Peterson managed the acquisition process, including obtaining expansion of the company's credit facility, as that company completed 10 acquisitions and grew from $10 million of EBITDA to $20 million of EBITDA in the year prior to its sale for $151 million to WindPoint Partners. Mr. Peterson has an MBA degree from the Marshall School of Business at the University of Southern California, and a B.A. from the University of California, Santa Cruz. Mr. Peterson is currently the Manager of Crowdex Investment, LLC, a significant equity investor in the Company.  Mr. Peterson and Michael Gilbreth, our former CFO, are cousins. We believe Mr. Peterson is well-qualified to serve as a director due to his extensive management and board experience.

Forrest Reynolds has over 28 years of business and management experience and is currently the Managing Partner of CalTex Capital, LLC, a privately held investment firm, as well as a Managing Director of The Vortex Group Family Office, LLC, a private family office, both of which are based in Texas. Previously, Mr. Reynolds served as the Chief Restructuring Officer for Centaur Gaming, LLC, a gaming development company located in Indianapolis, Indiana. In this capacity, Mr. Reynolds managed a $1.0 billion Chapter 11 bankruptcy reorganization for the company. Prior to that, Mr. Reynolds worked in the investment banking industry for over 14 years holding various positions with several multinational investment banks including Credit Suisse, BT Alex Brown (later Deutsche Bank) and UBS. Mr. Reynolds sits on the board of several private companies and is actively involved with several charitable organizations. Mr. Reynolds graduated from The University of Texas at Austin where he received a B.B.A. in Finance and a B.A. in Economics. We believe Mr. Reynolds is well-qualified to serve as a director due to his knowledge and business experience.

Louis Berezovsky joined Eagle Infrastructure Services in July 2013 and leads the Finance and Accounting, M&A, Human Resources, Legal and IT functions. He has more than 30 years of experience in senior financial management positions across a variety of industries including 25 years of working in private equity sponsored portfolio companies. His accomplishments include the completion more than 60 acquisitions as well as multiple recapitalizations and successful sale processes. Prior to joining Eagle, Mr. Berezovsky previously served as Executive Vice President and Chief Financial Officer of ABRA Auto Body and Glass, Chief Financial Officer of ConvergeOne, and Chief Financial Officer of AIR-serv.

After receiving his B.S. in Accounting from the University of Minnesota, Carlson School of Management, he began his career at a Minneapolis based CPA firm. He is a Certified Management Accountant (CMA). He has also served as a member of the Board of Directors and as the Chairman of the Finance Committee for the Better Business Bureau of Minnesota and North Dakota since 2012. We believe Mr. Berezovsky is well-qualified to serve as a director due to his knowledge and business experience.

Gregory Thompson is a four-time public company CFO with extensive global experience across several industries including technology, manufacturing, chemicals, building products, medical equipment, software and services, and public accounting. From December 2018 through June 2021, Mr. Thompson was EVP and CFO of KEMET Corporation (NYSE: KEM), a manufacturer of a broad selection of capacitor technologies, and a variety of other passive electronic components. In June 2020, KEMET was acquired by Yageo Corporation for approximately $1.8 billion. From 2008 to 2016, Mr. Thompson was EVP and CFO of Axiall Corporation (NYSE: AXLL), a manufacturer and marketer of chlorovinyls and aromatics (acetone, cumene, phenol). Axiall was sold to Westlake Chemical Corporation in late 2016. Prior to Axiall, Mr. Thompson was CFO of medical equipment manufacturer Invacare Corporation (NYSE: IVC) from 2002 to 2008, CFO of Sensormatic Electronics Corporation from 2000 to 2002, and Corporate Controller of Sensormatic from 1997 to 2000. Previously at Wang Laboratories, Inc. Mr. Thompson served as Vice President and Corporate Controller from 1994 to 1997 and Assistant controller from 1990 to 1994. He began his career at Price Waterhouse and Coopers & Lybrand where he spent 13 years serving international clients in industries including chemicals, construction, distribution, manufacturing, metals, retail, and technology.

Mr. Thompson earned a Bachelor of Science, Accounting from Virginia Tech in 1977. He is a Certified Public Accountant, and a Member of the American Institute of Certified Public Accountants. We believe Mr. Thompson is well-qualified to serve as a director due to his knowledge and business experience.

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CORPORATE GOVERNANCE

Overview

Our Bylaws provide that the size of our Board of Directors is to be determined from time to time by resolution of the Board of Directors, but shall consist of at least two and no more than nine members. Our Board of Directors currently consists of four members. The Board has determined that the following directors are “independent” as required by the listing standards of the Nasdaq Capital Market and by our corporate governance guidelines: Mr. Reynolds, Mr. Berezovsky and Mr. Thompson.

Our Certificate of Incorporation provides that the Board of Directors will be divided into three classes. Our Class 1 directors are Forrest Reynolds and Louis Berezovsky. Our Class 2 director is Gregory Thompson. Our Class 3 director is David Peterson.

Board Leadership Structure and Role in Risk Oversight

Our current Chief Executive Officer, Paul Warley, is not a member of our Board. Notwithstanding the foregoing, our Board does not have a formal policy regarding separation of the Chairman and Chief Executive Officer roles, and the Board may in the future decide to implement such a policy if it deems it in the best interests of us and our stockholders.

Our corporate governance guidelines provide that unless the board chair is an independent director, the board shall appoint a Lead Independent Director. The Lead Independent Director chairs the executive sessions of the independent directors, coordinates the activities of the other independent directors and performs such other duties as deemed necessary by the board from time to time. Because our Chairman is not independent, the board has appointed Louis Berezovsky to serve as our Lead Independent Director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks we face. In addition, the Audit Committee regularly monitors our enterprise risk, including financial risks, through reports from management. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of our management and affairs through the Board’s standing committees and, when necessary, executive sessions of the independent directors.

Committees of the Board of Directors

Our Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee. Each committee operates pursuant to a charter. The charters of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee can be found on our website www.ascentsolar.com.

Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:

•	selecting, hiring and terminating our independent auditors;
•	evaluating the qualifications, independence and performance of our independent auditors;
•	approving the audit and non-audit services to be performed by our independent auditors;
•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;
•	reviewing and monitoring the enterprise risk management process;
•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	reviewing, with management and our independent auditors, any earnings announcements and other public announcements regarding our results of operations; and
•	preparing the report that the SEC requires in our annual proxy statement.

Our Audit Committee is comprised of Mr. Berezovsky, Mr. Thompson and Mr. Reynolds. Mr. Berezovsky serves as Chairman of the Audit Committee. The Board has determined that all members of the Audit Committee are independent under the rules of the Nasdaq Capital Market, and that Mr. Berezovsky qualifies as an “audit committee financial expert,” as defined by the rules of the SEC.

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Compensation Committee. Our Compensation Committee assists our Board in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

•	approving the compensation and benefits of our executive officers;
•	reviewing the performance objectives and actual performance of our officers; and
•	administering our stock option and other equity compensation plans.

The Compensation Committee reviews all components of compensation including base salary, bonus, equity compensation, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship and how all elements, in the aggregate, comprise the executives’ total compensation package. The CEO makes recommendations to the Compensation Committee from time to time regarding the appropriate mix and level of compensation for other officers. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee. The Compensation Committee may determine director compensation by reviewing peer group data. Although the Compensation Committee has the authority to retain outside third parties, it does not currently utilize any outside consultants. The Compensation Committee may delegate certain of its responsibilities, as it deems appropriate, to other committees or officers.

Our Compensation Committee is comprised of Mr. Berezovsky, Mr. Thompson and Mr. Reynolds. Mr. Reynolds serves as Chairman of the Compensation Committee.

Our Board has determined that all members of the Compensation Committee are independent under the rules of the Nasdaq Capital Market.

Nominating and Governance Committee. Our Nominating and Governance Committee assists our Board by identifying and recommending individuals qualified to become members of our Board, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities include the following:

•	evaluating the composition, size and governance of our Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;
•	establishing a policy for considering stockholder nominees for election to our Board; and
•	evaluating and recommending candidates for election to our Board.

Our Nominating and Governance Committee is comprised of Mr. Berezovsky, Mr. Thompson and Mr. Reynolds. Mr. French serves as Chairman of our Nominating and Governance Committee. Our Board has determined that all members of the Nominating and Governance Committee are independent under the rules of Nasdaq Capital Market.

When considering potential director candidates for nomination or election, the following characteristics are considered in accordance with our Nominating and Governance Committee Charter:

•	high standard of personal and professional ethics, integrity and values;
•	training, experience and ability at making and overseeing policy in business, government and/or education sectors;
•	willingness and ability to keep an open mind when considering matters affecting interests of us and our constituents;
•	willingness and ability to devote the time and effort required to effectively fulfill the duties and responsibilities related to the Board and its committees;
•	willingness and ability to serve on the Board for multiple terms, if nominated and elected, to enable development of a deeper understanding of our business affairs;
•	willingness not to engage in activities or interests that may create a conflict of interest with a director’s responsibilities and duties to us and our constituents; and
•	willingness to act in the best interests of us and our constituents, and objectively assess Board, committee and management performances.

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In addition, in order to maintain an effective mix of skills and backgrounds among the members of our Board, the following characteristics also may be considered when filling vacancies or identifying candidates:

•	diversity (e.g., age, geography, professional, other);
•	professional experience;
•	industry knowledge (e.g., relevant industry or trade association participation);
•	skills and expertise (e.g., accounting or financial);
•	leadership qualities;
•	public company board and committee experience;
•	non-business-related activities and experience (e.g., academic, civic, public interest);
•	continuity (including succession planning);
•	size of the Board;
•	number and type of committees, and committee sizes; and
•	legal and other applicable requirements and recommendations, and other corporate governance-related guidance regarding Board and committee composition.

The Nominating and Governance Committee will consider candidates recommended by stockholders who follow the nomination procedures in our bylaws. The Nominating and Governance Committee does not have a formal policy with respect to diversity; however, as noted above, the Board and the Nominating and Governance Committee believe that it is essential that Board members represent diverse viewpoints.

Number of Meetings

The Board held a total of 12 meetings in 2022. Our Audit Committee held five meetings, our Compensation Committee held three meetings, and our Nominating and Governance Committee held two meetings in 2022. Each director attended at least 75% of the aggregate of the total number of meetings of the Board and the Board committees on which he served.

Board Member Attendance at Annual Stockholder Meetings

Although we do not have a formal policy regarding director attendance at annual stockholder meetings, directors are encouraged to attend these annual meetings absent extenuating circumstances. We did not hold our annual meeting during 2022 or 2021.

Stockholder Nominations

In accordance with our Bylaws, a stockholder wishing to nominate a director for election at an annual or special meeting of stockholders must timely submit a written proposal of nomination to us at our executive offices. To be timely, a written proposal of nomination for an annual meeting of stockholders must be received at least 90 calendar days but no more than 120 calendar days before the first anniversary of the date on which we held our annual meeting of stockholders in the immediately preceding year; provided, however, that in the event that the date of the annual meeting is advanced or delayed more than 30 calendar days from the anniversary of the annual meeting of stockholders in the immediately preceding year, the written proposal must be received: (i) at least 90 calendar days but no more than 120 calendar days prior to the date of the annual meeting; or (ii) no more than 10 days after the date we first publicly announce the date of the annual meeting. A written proposal of nomination for a special meeting of stockholders must be received no earlier than 120 calendar days prior to the date of the special meeting nor any later than the later of: (i) 90 calendar days prior to the date of the special meeting; and (ii) 10 days after the date we first publicly announce the date of the special meeting.

Each written proposal for a nominee must contain: (i) the name, age, business address and telephone number, and residence address and telephone number of the nominee; (ii) the current principal occupation or employment of each nominee, and the principal occupation or employment of each nominee for the prior ten (10) years; (iii) a complete list of companies, whether publicly traded or privately held, on which the nominee serves (or, during any of the prior ten (10) years, has served) as a member of the board of directors; (iv) the number of shares of our common stock that are owned of record and beneficially by each nominee; (v) a statement whether the nominee, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or reelection at the next meeting at which the nominee would face election or reelection, an irrevocable resignation effective upon acceptance of such resignation by the Board; (vi) a completed and signed questionnaire, representation and agreement relating to voting agreements or commitments to which the nominee is a party; (vii) other information concerning the nominee that would be required in a proxy statement soliciting the nominee’s election; and (viii) information about, and representations from, the stockholder making the nomination.

A stockholder interested in submitting a nominee for election to the Board of Directors should refer to our Bylaws for additional requirements. Upon receipt of a written proposal of nomination meeting these requirements, the Nominating and Governance Committee of the Board will evaluate the nominee in accordance with its charter and the characteristics listed above.

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Compensation Committee Interlocks and Insider Participation

None of the current members of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Currently, each of our non-executive directors, consisting of Mr. Berezovsky, Mr. Thompson and Mr. Reynolds, receive an annual retainer of $55,000 in cash. Additionally, in 2022, Mr. Berezovsky, Mr. French and Mr. Reynolds  were granted a one time cash fee of $20,000, $20,000 and $25,000, respectively. There are currently no equity grants for service on the board of directors. We do not provide any perquisites to directors but will reimburse all directors for expenses incurred in physically attending meetings or performing their duties as directors.

The following Director Compensation Table summarizes the compensation of each of our non-employee directors for services rendered to us during the year ended December 31, 2022:

2022 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(1)	Total ($)
Forrest Reynolds (2)	36,500	—	—	—	36,500
Louis Berezovsky (2)	31,500	—	—	—	31,500
Michael French (2), (5)	31,500	—	—	—	31,500
Felix Mantke (2), (3), (4)	—	—	—	—	—
Amit Kumar (2)	35,600	—	—	—	35,600
Kim J. Huntley (2)	64,000	—	—	—	64,000
Will A. Clarke (2)	28,400	—	—	—	28,400
David Peterson (3)	—	—	—	—	—
Victor Lee (2), (3)	—	—	—	—	—
(1)	None.
(2)	In September 2022, at the request of the majority stockholders of the Company, Victor Lee, Amit Kumar, Kim Huntley and Will Clarke resigned from the Company’s board of directors and Forrest Reynolds, Louis Berezovsky, Michael French, and Felix Mantke were appointed as new directors. The resignations of these four directors were not the result of any dispute or disagreement with the Company on any matter relating to the operations, policies or practices of the Company.
(3)	Non-independent directors do not receive compensation for their board service.
(4)	In December, 2022, Felix Mantke resigned from the Company’s board of directors. His resignation was not the result of any dispute or disagreement with the Company on any matter relating to the operations, policies or practices of the Company.
(5)	In March, 2023, Michael French resigned from the Company’s board of directors. His resignation was not the result of any dispute or disagreement with the Company on any matter relating to the operations, policies or practices of the Company.

In addition to the fees listed above, we reimburse the directors for travel expenses submitted to us related to their attendance at meetings of the Board or its committees. The directors did not receive any other compensation or personal benefits.

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Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and other senior finance and accounting staff. The code is designed to, among other things, deter wrongdoing and to promote the honest and ethical conduct of our officers and employees. The text of our code of ethics can be found on our Internet website at www.ascentsolar.com. If we effect an amendment to, or waiver from, a provision of our code of ethics, we intend to satisfy our disclosure requirements by posting a description of such amendment or waiver on that Internet website or via a current report on Form 8-K.

Communication with the Board of Directors

Stockholders may communicate with the Board by sending correspondence to our Chairman, c/o the Corporate Secretary, at our corporate address, 12300 Grant Street, Suite 160, Thornton, CO 80241. It is our practice to forward all such correspondence to our Chairman, who is responsible for determining whether to relay the correspondence to the other members of the Board.

EXECUTIVE COMPENSATION

We have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act.

This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during 2022, and up to two of our next most highly compensated executive officers in respect of their service to our Company for 2022. Our named executive officers, or the Named Executive Officers, for the year ended December 31, 2022, are:

•	Jeffrey Max, our CEO at December 31, 2022;
•	Victor Lee, our former CEO;
•	Paul Warley, our CFO at December 31, 2022; and
•	Michael J. Gilbreth, our former CFO

The following Summary Compensation Table sets forth certain information regarding the compensation of our Named Executive Officers for services rendered in all capacities to us during the years ended December 31, 2022 and 2021.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)	All Other Comp ($)		Total ($)
Jeffrey Max - Chief Executive Officer at 12/31/22(1)	2022	227,400	—		18,980,800	—	21,500	(2)	19,229,700
Victor Lee - Chief Executive Officer (3)	2022	142,800	50,000	(4)	—	—	591,700	(5)	784,500
	2021	165,000	200,000	(6)	—	—	—		365,000
Paul Warley - Chief Financial Officer at 12/31/22(7)	2022	17,300	—		2,086,000	—	—		2,103,300
Michael J. Gilbreth - Chief Financial Officer (8)	2022	161,700	24,800	(9)	—	—	157,300	(10)	343,800
	2021	165,000	74,250	(11)	—	—	—		239,250

(1)	Mr. Max joined the Company in September 2022. Mr. Max's employment agreement provides an annual base salary of $850,000 of which, $500,000 was initially deferred and accrued interest at an annual rate of 4% until the Company raised a minimum $10 million of new capital. Upon completion of the capital raise, Mr. Max received his deferred compensation, including approximately $800 of interest resulting in salary of approximately $227,400. Mr. Max was also granted an inducement grant of restricted stock units (“RSUs”) for an aggregate of 6,284 shares of Ascent’s common stock valued at approximately $18,980,000 on grant date. 20% of the RSUs are fully vested upon grant. The remaining 80% of the RSUs vests in equal monthly increments over the next thirty-six months. On April 26, 2023, the Company’s board terminated Mr. Max as the Company’s CEO.
(2)	The Company also paid $20,200 to Mr. Max's attorneys for fees incurred in connection with the drafting, negotiation and execution of his employment agreement and approximately $1,300 as a car allowance.

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(3)	Mr. Lee’s employment agreement provided for a minimum annual salary of $300,000, which salary was increased to $330,000 in 2016. Due to liquidity constraints, Mr. Lee agreed to limit his salary for 2022 and 2021 to the amounts shown in the salary column of the summary compensation table above.
(4)	Reflects a $50,000 moving bonus paid to Mr. Lee.
(5)	Mr. Lee resigned as CEO in September 2022. Mr. Lee's separation agreement effective in September 2022, provided cash separation benefits of approximately $591,700.
(6)	In April 2021, the Compensation Committee approved a special bonus to Mr. Lee of $100,000, and in December 2021, the Compensation Committee approved an additional bonus to Mr. Lee of $100,000 resulting in total 2021 bonuses of $200,000 and paid in 2021.
(7)	Mr. Warley joined the Company in December 2022. Mr. Warley's employment agreement provides an annual base salary of $305,000, which increased to $350,000 in December 2022, after the Company raised a minimum $10 million of new capital. Mr. Warley was also granted an inducement grant of 3,500 RSUs for an aggregate of 3,500 shares of Ascent’s common stock valued at approximately $2,086,000 on grant date. 20% of the RSUs are fully vested upon grant. The remaining 80% of the RSUs vests in equal monthly increments over the next thirty-six months.
(8)	Mr. Gilbreth joined the Company on October 5, 2020 and his employment agreement provided an annual salary of $165,000. Mr. Gilbreth resigned as CFO in December 2022.
(9)	In May 2022, the Compensation Committee approved and paid a bonus to Mr. Gilbreth of $24,800.
(10)	In connection with his resignation, Mr. Gilbreth's separation agreement effective in December 2022, provided cash separation benefits of approximately $157,300.
(11)	In December 2021, the Compensation Committee approved and paid a bonus to Mr. Gilbreth of $74,250.

Executive Employment Agreements

Jeff Max

On September 21, 2022, we entered into a three year employment agreement with Mr. Max. The employment agreement provides that Mr. Max will receive an annual base salary of $850,000. A $500,000 portion of the base salary is initially deferred and bears interest at an annual rate of 4%. Once the Company raises a minimum $10 million of new capital, then (i) the deferred salary and accrued interest thereon will be paid in a lump sum and (ii) the Company will begin paying Mr. Max the full $850,000 base salary amount. Mr. Max will also be eligible for an annual incentive bonus of up to 100% of his base salary if agreed bonus targets are achieved. The bonus performance objectives may include corporate, business unit or division, financial, strategic, individual or other objectives established with respect to that particular fiscal year by the Company in consultation with Mr. Max. Mr. Max was also granted an inducement grant of RSUs for an aggregate of 6,284 shares of Ascent’s common stock. 20% of the RSUs are fully vested upon grant. The remaining 80% of the RSUs shall vest in equal monthly increments over the next thirty-six months. Any outstanding and unvested RSUs will accelerate and fully vest upon the earlier of (i) a change of control and (ii) the termination of Mr. Max’s employment for any reason other than (x) by the Company for cause or (y) by Mr. Max without good reason. Additionally, Mr. Max is reimbursed for his Medicare premiums paid and receives a $4,800 annual car allowance and is eligible to participate in the Company’s standard benefit plans and programs.

Under Mr. Max's Employment Agreement, if the Company terminates Mr. Max without cause or Mr. Max terminates his employment for good reason or a change in control, Mr. Max will be entitled to receive (i) 12 months of base salary, (ii) any incentive bonus amounts that have been earned but not yet paid, and (iii) 12 months of continued reimbursement for medical coverage under Medicare. In addition, all RSUs and other equity awards will be immediately vested and settled. The employment agreement also includes customary non-competition, non-solicitation and non-interference provisions that Mr. Max must comply with for a period of 6 months, 12 months and 12 months, respectively, after termination of his employment with the Company.

On April 26, 2023, the Company’s board terminated Mr. Max as the Company’s CEO.

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Victor Lee

On April 4, 2014, we entered into an employment agreement with Mr. Lee. The employment agreement provides that Mr. Lee will receive an annual base salary of $300,000, subject to annual adjustments as determined by our board. Mr. Lee will also be eligible for an annual bonus of up to 100% of his base salary as determined at the sole discretion of our board or compensation committee. Under this agreement, if the Company terminates Mr. Lee without cause, then subject to his execution of a release of claims, (i) Mr. Lee is entitled to receive twelve months of base salary from the date of termination, and (ii) the initial stock option grant that Mr. Lee received upon commencing employment will remain exercisable for a year following the termination date. The initial stock option grant is currently fully vested, but Mr. Lee was historically entitled to an additional year of vesting under such initial stock option grant upon termination without cause prior to the full vesting of the option. In addition, the employment agreement provides that Mr. Lee is eligible to participate in the Company’s standard benefit plans and programs. Under the employment agreement, Mr. Lee is subject to a two year non-compete and non-solicit following termination of employment.

On September 21, 2022, we entered into a separation agreement with Mr. Lee. Under the separation agreement, Mr. Lee is entitled to the following separation benefits: (i) the Company will continue to pay to Mr. Lee his current base salary for the next 12 months; (ii) the Company will pay Mr. Lee’s $200,000 declared but unpaid cash bonus in two installments; and (iii) the Company shall pay COBRA premiums at the Company’s current contribution level for the next 12 months. Separation benefits are included in All Other Comp in the Compensation Table.

Paul Warley

On December 12, 2022, we entered into an CFO employment agreement with Mr. Warley. The CFO employment agreement provides for a term through December 31, 2025, subject to earlier termination by the Company and Mr. Warley as provided in the CFO employment agreement and provides Mr. Warley an annual base salary of $305,000, which increases to $350,000 once the Company raises a minimum $10 million of new capital. Mr. Warley will also be eligible for an annual incentive bonus of up to 75% of his Base Salary if the agreed bonus targets are achieved and a moving allowance of up to $30,000 if he relocates his primary residence to Colorado. Additionally, the Company granted Mr. Warley an inducement grant of RSUs for an aggregate of 3,500 shares of Ascent’s common stock. 20% of the RSUs are fully vested upon grant. The remaining 80% of the RSUs shall vest in equal monthly increments over the next thirty-six months. Any outstanding and unvested RSUs will accelerate and fully vest upon the earlier of (i) a change of control and (ii) the termination of Mr. Warley’s employment for any reason other than (x) by the Company for cause or (y) by Mr. Warley without good reason. Mr. Warley is also eligible to participate in the Company’s standard benefit plans and programs.

Under the CFO employment agreement, if the Company terminates Mr. Warley without cause or Mr. Warley terminates his employment for good reason or a change in control, Mr. Warley will be entitled to receive half of his Base Salary amount then in effect during the period from (i) the termination date through (ii) the end of the term of the CFO Employment Agreement. In addition, all RSUs and other equity awards will be immediately vested and settled. The CFO employment agreement also includes customary non-competition and non-solicitation provisions that Mr. Warley must comply with for a period of 12 months after termination of his employment with the Company.

On May 2, 2023, the Company entered into a CEO employment agreement with Mr. Warley. The CEO employment agreement replaces the prior CFO employment agreement with Mr. Warley from December 2022. The CEO employment agreement provides for a term through December 31, 2025, subject to earlier termination by the Company and Mr. Warley as provided in the employment agreement. The CEO employment agreement provides that Mr. Warley will receive an annual base salary (“Base Salary”) of $400,000. In addition, to the Base Salary, the Company will pay Mr. Warley a one-time bonus in the amount of $100,000. Mr. Warley will also be eligible for an annual incentive bonus of up to 75% of his Base Salary if the agreed bonus targets are achieved. The CEO employment agreement provides that Mr. Warley is eligible to participate in the Company’s standard benefit plans and programs.

In connection with Mr. Warley’s hiring in December 2022 as the Company’s Chief Financial Officer, Mr. Warley received an inducement grant of restricted stock units (“RSUs”) for an aggregate of 3,500 shares of Ascent’s common stock. Mr. Warley retains such RSUs with the same terms as originally granted.

Under the CEO employment agreement, if the Company terminates Mr. Warley without cause or Mr. Warley terminates his employment for good reason or a change in control, Mr. Warley will be entitled to receive half of his Base Salary amount then in effect during the period from (i) the termination date through (ii) the end of the term of the employment agreement. In addition, all RSUs and other equity awards will be immediately vested and settled.

The CEO employment agreement requires Mr. Warley to maintain the confidentiality of the Company’s proprietary information. The employment agreement also includes customary non-competition and non-solicitation provisions that Mr. Warley must comply with for a period of 12 months after termination of his employment with the Company.

Michael J. Gilbreth

On October 5, 2020, the Company appointed Michael J. Gilbreth to serve as the Chief Financial Officer of the Company. The Company hired Mr. Gilbreth pursuant to the terms of a letter agreement and a standard and customary confidentiality, non-competition, and no-solicitation agreement. The offer letter provides for at-will employment with an annual base salary of $165,000, and an annual bonus opportunity of up to 60% of base salary. An annual minimum bonus of 25% of base salary is guaranteed, and the additional 35% is discretionary.

On December 11, 2022, we entered into a separation agreement with Mr. Gilbreth. Under the separation agreement Mr. Gilbreth is entitled to the following separation benefits: (a) payment of ten (10) weeks’ salary equal to $35,577, 50% of which is payable on the first payroll period after effective date of the separation agreement, and the remaining 50% of which is payable on the next payroll period; and (b) payment of a bonus, which equals 60% of Mr. Gilbreth’s current salary, or $111,000, one-third (1/3) of which ($37,000) shall be payable with the December 28, 2022 payroll date, another one-third (1/3) of which ($37,000) shall be payable beginning the first payroll period after January 31, 2023, and the remaining one-third (1/3) of which ($37,000) shall be payable on the first payroll period after the filing by the Company of its Annual Report on Form 10-K for the year ending December 31, 2022. Separation benefits are included in All Other Comp in the Compensation Table.

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The following table sets forth information concerning the outstanding equity awards granted to the named executive officers as of December 31, 2022.

Outstanding Equity Awards at Fiscal Year-End 2022

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exerciseable	Number of Securities Underlying Unexercised Options (#) Unexerciseable	Option Exercise Price ($/sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Jeff Max (1)	—	—	—	—	12,961	4,225,000
Paul Warley (2)	—	—	—	—	2,800	912,800
Victor Lee (3)	*	—	—	—	—	—
Michael J. Gilbreth	—	—	—	—	—	—

(1)	In September 2022, Mr. Max was granted an inducement grant of restricted stock units (“RSUs”) for an aggregate of 6,284 shares of Ascent’s common stock. 20% of the RSUs are fully vested upon grant. The remaining 80% of the RSUs vests in equal monthly increments over the next thirty-six months.
(2)	In December 2022, Mr. Warley was granted an inducement grant of for an aggregate of 3,500 shares of Ascent’s common stock. 20% of the RSUs are fully vested upon grant. The remaining 80% of the RSUs vests in equal monthly increments over the next thirty-six months.

PRINCIPAL STOCKHOLDERS

The table below sets forth, to our knowledge, information concerning the beneficial ownership of shares of our common stock as of September 25, 2023 by:

•	each person known to us to be a beneficial owner of more than five percent of the outstanding shares of common stock;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and all shares issuable upon exercise of options or the vesting of restricted stock within 60 days.

Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned.

The address for each director or named executive officer is c/o Ascent Solar Technologies, Inc., 12300 Grant Street, Thornton, Colorado 80241.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock
Directors and Executive Officers
Paul Warley	1,556	* %	1,556	*	%
Jin Jo	—	—%	—	—%
Bobby Gulati	—	* %	—	*	%
Forrest Reynolds	—	* %	—	*	%
Louis Berezovsky	—	—%	—	—%
Gregory Thompson	—	—%	—	—%
David Peterson(1)	—	—%	—	—%
All officers and directors as a group (7 individuals)	1,556	* %	1,556	*	%
5% Stockholders
Crowdex Investments, LLC(2)	27,726	5.0%	27,726	*	%
TubeSolar AG(3)	24,600	4.5%	24,600	*	%
BD 1 Investment Holding, LLC(4)	39,667	7.2%	39,667	*	%
Arion Agrophotovoltaic Private Limited(5)	25,000	4.6%	25,000	*	%

*	Less than 1%.

(1)	Mr. Peterson is the manager of Crowdex. Mr. Peterson disclaims beneficial ownership of any securities owned by Crowdex.

(2)	The address of Crowdex is 1675 South State Street, Suite B, Kent County, Delaware 19901. Bernd Förtsch is the 100% indirect beneficial owner of Crowdex.

(3)	The address for TubeSolar is Berliner Allee 65, 86153 Augsburg, Germany. Bernd Förtsch indirectly owns a controlling interest in TubeSolar.

(4)	The address of BD1 is 1675 South State Street, Suite B, Kent County, Delaware 19901. Johannes Kuhn and Ute Kuhn are the beneficial owner of BD1.

(5)	The address of Arion is 8 Temasek Boulevard Suntec Tower 3 #29-03A Singapore U0 038988. Arion is majority beneficially owned by Johannes Kuhn and Ute Kuhn.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Crowdex and TubeSolar

Crowdex and TubeSolar are both directly and indirectly beneficially owned and controlled by Bernd Förtsch.

On September 22, 2020, we entered into a securities purchase agreement (“Series 1A SPA”) with Crowdex for the private placement of the Company’s newly designated Series 1A Convertible Preferred Stock (“Series 1A Preferred Stock”). We sold 2,000 shares of Series 1A Preferred Stock to Crowdex in exchange for $2,000,000 of gross proceeds at an initial closing under the Series 1A SPA on September 22, 2020.

In November 2020, Crowdex converted 1,200 shares of outstanding Series 1A Preferred Stock into 12,000 shares of Common Stock.

On November 27, 2020, we issued to Crowdex a $500,000 unsecured convertible promissory note in a private placement and received $500,000 of gross proceeds from the offering. On December 31, 2020, we sold 500 shares of Series 1A Preferred Stock to Crowdex in exchange for the cancellation of the note issued on November 27, 2020. There were no additional cash proceeds from this closing.

Crowdex acquired a $250,000 aggregate principal amount convertible promissory note of the Company from the original noteholder, Penumbra Solar, Inc., in September 2020. On December 9, 2021, Crowdex converted the note, together with accrued interest, into 2,726 shares of common stock.

On January 4, 2021, the Company entered into a securities purchase agreement with TubeSolar. Pursuant to this securities purchase agreement, the Company sold 2,500 shares of Series 1A Preferred Stock to TubeSolar and received $2,500,000 of gross proceeds on January 5, 2021. On July 19, 2021, we issued TubeSolar 600 shares of common stock upon the conversion by TubeSolar of 60 shares of Series 1A Preferred Stock. On September 3, 2021, we issued TubeSolar 400 shares of common stock upon the conversion by TubeSolar of 40 shares of Series 1A Preferred Stock.

On September 15, 2021, we entered into the JDA with TubeSolar to pursue the APV market. We also jointly established the JV. See “Business” for additional detail.

On February 1, 2022:

•	Crowdex converted their remaining 1,300 shares of Series 1A Preferred Stock into 13,000 shares of common stock; and

•	TubeSolar converted their remaining 2,400 shares of Series 1A Preferred Stock into 24,000 shares of common stock.

Relationship with BD1

On December 18, 2020, the Company entered into a securities exchange agreement (“BD1 Exchange Agreement”) with BD1. BD1 had previously acquired all of the Company’s existing outstanding unsecured notes (other than notes held by Global Ichiban and Crowdex) from the original note holders. Pursuant to the terms of the BD1 Exchange Agreement, BD1 agreed to surrender and exchange all of its outstanding promissory notes with principal balances of approximately $10.4 million (including accrued interest and default penalties). In exchange and without the payment of any additional consideration, the Company issued to BD1 two unsecured convertible promissory notes with principal amounts of $10,340,000 (the “First Exchange Note”) and $160,000 (the “Second Exchange Note”). On August 16, 2021, BD1 sold and assigned a portion of the First Exchange Note equal to $600,000 in principal amount to Nanyang Investment Management Pte Ltd (“Nanyang”) on behalf of a client account for a purchase price of $600,000, and on January 21, 2022, further sold and assigned a portion of the First Exchange Note equal to $1,000,000 in principal amount to Nanyang on behalf of a client account for a purchase price of $1,000,000. On January 3, 2022, BD1 sold and assigned a portion of the First Exchange Note equal to $1,000,000 in principal amount to Fleur Capital Pte Ltd (“Fleur”) on behalf of a client account for a purchase price of $1,000,000. The Company has issued to BD1 an unsecured convertible promissory note with principal amount of $7,740,000 replacing the First Exchange Note (the “Replacement Note” and, together with the Second Exchange Note, the “BD1 Exchange Notes”).

On August 2, 2021, we entered into a securities purchase agreement with BD1 for the private placement of an aggregate of 667 shares of our common stock at a fixed price of $75 (as adjusted for the reverse stock split) per share in two tranches of 333 shares in exchange for $10,000,000 of aggregate gross proceeds. On September 2, 2021, we closed on the first tranche and, on November 5, 2021, we closed on the second tranche, receiving aggregate gross proceeds of $10,000,000.

On February 1, 2022, BD1 converted its $7,900,000 aggregate outstanding principal amount of BD1 Exchange Notes into 79,000 shares of common stock.

Johannes Kuhn is the indirect beneficial owner of BD1.

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Flison AG Asset Acquisition

Asset Purchase Agreement

On April 17, 2023, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Flisom AG, a leading developer and manufacturer of photovoltaic thin film solar cells (“Seller”), pursuant to which, among other things, the Company purchased certain assets relating to thin-film photovoltaic manufacture and production from Seller (collectively, the “Assets”), including (i) certain manufacturing equipment located at Seller’s Niederhasli, Switzerland facility (the “Manufacturing Facility”) and (ii) related inventory and raw materials at the Manufacturing Facility (collectively, the “Transaction”). In connection with the Transaction, the Company also received a license to certain intellectual property rights used in the operation of the Assets and will also acquire, by operation of Swiss law, the employment contracts of certain employees of Seller in Switzerland who are functionally predominantly working with the Assets, subject to such employees being offered the right to remain employed by Seller after the closing of the Transaction (the “Closing”). The total consideration paid by the Company to Seller in connection with the Transaction was an aggregate amount in cash equal to $2,800,000.

Ancillary Agreements

At the Closing, the Company and Seller also entered into (i) a Transition Services Agreement requiring that Seller provide transition support for the Company’s operation of the Assets, with fees to be due and payable by the Company for performance of such support services, (ii) a Sublease Agreement related to the Company’s use of the premises at the Manufacturing Facility where the Assets are located (the “Sublease Agreement”), and (iii) a Technology License Agreement, pursuant to which Seller granted the Company a revocable, non-exclusive license to certain intellectual property rights of the Seller used in the operation of the Assets (the “Licensed IP”), subject to certain encumbrances on the Licensed IP in favor of Seller’s lender.

The Company and Seller also intend to enter into, as promptly as practicable following the Closing, a Subcontractor Agreement (the “Subcontractor Agreement”), pursuant to which the Company will agree to manufacture the photovoltaic cells necessary to fulfill certain outstanding supply agreement obligations between the Seller and one of its significant customers, in exchange for the Company receiving the incoming proceeds from the fulfillment of the supply arrangement.

Letter Agreement

On April 20, 2023, the Company entered into a letter agreement (the “Letter Agreement”) with FL1 Holding GmbH, a German company (“FL1”), BD1 and certain of their affiliated entities (collectively, the “Affiliates”). FL1 is controlled by Johannes Kuhn. Mr. Kuhn also controls BD1, one of the Company’s largest stockholders.

In connection with the prospective acquisition by FL1 of substantially all shares in Seller, FL1 and one or more of the Affiliates agreed, on behalf of itself and its affiliates (i) to certain noncompetition and nonsolicitation obligations with respect to the Company and the Assets, including certain prospective customers of the products produced using the Assets, for a period of five (5) years from the Closing, subject to certain exceptions, (ii) to cause Seller to use certain of its intellectual property rights for limited internal purposes until such time as a joint collaboration agreement is entered into after the Closing among Seller, the Company and certain other affiliates of FL1 related to the licensing and use of such intellectual property, and otherwise not to dispose of or fail to maintain such intellectual property, (iii) to reimburse the Company for certain pre-Closing liabilities of Seller to the extent incurred by the Company following the closing of the Transaction; and (iv) to indemnify the Company for breaches of certain representations, warranties and covenants relating to the Assets.

Pursuant to the Letter Agreement, BD1 and its parent company agreed that (1) it and its affiliates will not offer to acquire or acquire, by merger, tender offer or otherwise, all or substantially all of the outstanding shares of capital stock of the Company not beneficially owned by BD and its affiliates, without the approval of a committee comprised of disinterested and independent members of the Company’s Board of Directors and the affirmative vote of a majority of the voting power of outstanding shares of the Company not beneficially owned by BD and its affiliates; (2) BD and its affiliates will not transfer any shares of the Company’s capital stock beneficially owned by them unless the transferee agrees in writing to be bound by the foregoing restriction; and (3) each of them will stand behind the obligations of FL1 pursuant to the Letter Agreement.

The Letter Agreement also grants the Company the option, but not the obligation, (i) to purchase certain intellectual property rights of Seller relating to thin-film photovoltaic manufacture and production for $2,000,000 following the release of certain liens on such intellectual property rights in favor of Seller’s lender, and (ii) for a period of 12 months following the Closing, to resell the Assets to FL1 for an aggregate amount equal to $5,000,000, with such transaction to close within 90 days following the exercise of the Company’s resale right. On June 16, 2023, the Company exercised its option to resell the Assets to FL1.

Policies and Procedures with Respect to Transactions with Related Persons

The Board recognizes that related person transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, our Audit Committee charter requires that all such transactions will be reviewed and subject to approval by members of our Audit Committee, which will have access, at our expense, to our or independent legal counsel. Future transactions with our officers, directors or greater than five percent stockholders will be on terms no less favorable to us than could be obtained from independent third parties.

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DESCRIPTION OF CAPITAL STOCK

The following summary describes our common stock and the material provisions of our certificate of incorporation and our bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and of the Delaware General Corporation Law (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws. We encourage you to read those documents and the DGCL carefully.

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.

The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval, unless otherwise required by law or applicable stock exchange rules. Additional authorized but unissued shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Outstanding Capital Stock

As of September 25, 2023, the Company had issued and outstanding 549,199 shares of common stock, 48,100 shares of Series A preferred stock and 900 shares of Series 1B preferred stock.

Series A Preferred Stock

Rank

The Series A preferred stock ranks pari passu to the common stock with respect to dividends and rights upon liquidation.

Voting Rights

Except as otherwise required by law (or with respect to approval of certain actions), the Series A preferred stock shall have no voting rights.

Dividends

Holders of Series A preferred stock are entitled to cumulative dividends at a rate of 8% per annum when and if declared by the Board of Directors at its sole discretion. The dividends may be paid in cash or in the form of common stock (valued at 10% below market price, but not to exceed the lowest closing price during the applicable measurement period), at the discretion of the Board of Directors. The dividend rate on the Series A Preferred Stock is indexed to the Company's stock price and subject to adjustment.

Conversion and Redemption Rights

The Series A preferred stock may be converted into shares of common stock at the option of the Company if the closing price of the common stock exceeds $232 million, as adjusted, for twenty consecutive trading days, or by the holder at any time. The Company has the right to redeem the Series A preferred stock at a price of $8.00 per share, plus any accrued and unpaid dividends. At June 30, 2023, the preferred shares were not eligible for conversion to common shares at the option of the Company. The holder of the preferred shares may convert to common shares at any time. After making adjustment for the Company’s prior reverse stock splits, all 48,100 outstanding Series A preferred shares are convertible into less than one common share. Upon any conversion (whether at the option of the Company or the holder), the holder is entitled to receive any accrued but unpaid dividends.

Liquidation Value

Upon any liquidation, dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A preferred stock shall be entitled to receive, pari passu with any distribution to the holders of common stock of the Company, an amount equal to $8.00 per share of Series A preferred stock plus any accrued and unpaid dividends.

Series 1B Preferred Stock

Rank

The Series 1B preferred stock ranks senior to the common stock with respect to dividends and rights upon liquidation.

Voting Rights

Except as otherwise specifically provided in the Series 1B certificate of designation or as otherwise required by law, the Series 1B preferred stock shall have no voting rights. However, as long as any shares of Series 1B preferred stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series 1B preferred stock, (a) alter or change adversely the powers, preferences or rights given to the Series 1B preferred stock or alter or amend the Series 1B certificate of designation, (b) amend the Company’s certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series 1B preferred stock, (c) increase the number of authorized shares of Series 1B preferred stock, or (d) enter into any agreement with respect to any of the foregoing.

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Dividends

Holders of the Series 1B preferred stock will not be entitled to any fixed rate of dividends. If the Company pays a dividend or otherwise makes a distribution or distributions payable on shares of common stock, then the Company shall pay such dividend or make such distribution to the holders of the Series 1B preferred stock in such amounts as each share of Series 1B preferred stock would have been entitled to receive if such share of Series 1B preferred stock was converted into shares of common stock at the time of payment of such stock dividend or distribution.

Conversion Rights

Shares of the Series 1B preferred stock will be convertible at the option of the holder into common stock at an initial conversion price of equal to $28.00 per share.

The conversion price for the Series 1B preferred stock is subject to adjustment on the earliest of the date that (a) a resale registration statement relating to the shares of common stock underlying the Series 1B preferred stock has been declared effective by the SEC, (b) all of such underlying shares of common stock have been sold pursuant to SEC Rule 144 or may be sold pursuant to SEC Rule 144 without volume or manner-of-sale restrictions, (c) the one year anniversary of the closing provided that a holder of such underlying shares is not an affiliate of the Company or (d) all of such underlying shares may be sold pursuant to an exemption from registration under Section 4(a)(1) of the Securities Act without volume or manner-of-sale restrictions (such earliest date, the “Reset Date”).

On the Reset Date, the conversion price shall be equal to the lower of (i) $28.00 and (ii) 90% of the lowest VWAP for the Company’s common stock out of the 10 trading days commencing 5 trading days immediately prior to the Reset Date, provided that the conversion price may not be adjusted to less than $10.00 per share.

A holder (together with its affiliates) may not convert any portion of such holder’s Series 1B preferred stock to the extent that the holder would beneficially own more than 4.99% of the Company’s outstanding shares of common stock after conversion, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the maximum amount of its beneficial ownership of outstanding shares of the Company’s common stock after converting the holder’s Series 1B preferred stock up to 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Series 1B preferred stock.

Until the Company has obtained approval of its stockholders in compliance with Nasdaq Listing Rule 5635(d), the Company may not issue, upon conversion of the Series 1B preferred stock, a number of shares of common stock which, when aggregated with any shares of common stock issued on or after the original issue date of the Series 1B Preferred and prior to such conversion date in connection with any conversion of Series 1B preferred stock, would exceed 19.99% of the Company’s currently issued and outstanding shares of common stock.

Redemption

There is no scheduled or mandatory redemption for the Series 1B preferred stock. There is no redemption for the Series 1B preferred stock exercisable (i) at the option of the holder, or (ii) at the option of the Company.

Liquidation Value

Upon our liquidation, dissolution or winding up, holders of Series 1B preferred stock will be entitled to be paid out of our assets, prior to the holders of our common stock, an amount equal to $1,000 per share plus any accrued but unpaid dividends (if any) thereon.

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Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our Board out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is duly and validly issued, fully paid and non-assessable.

Preferred Stock

Our Board is authorized by our charter to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our charter and bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

Board Composition; Removal of Directors and Filling Board Vacancies

Our charter provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least a majority of the shares entitled to vote at an election of directors.

Our bylaws authorize only our Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board may only be set by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board but promotes continuity of management.

Staggered Board

Our Board is divided into three classes, with one class of directors elected at each year’s annual stockholders meeting. Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders.

Advance Notice Requirements

Our bylaws provide advance notice procedures for stockholders seeking to bring matters before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Special Meetings

Our bylaws provide that special meetings of stockholders may only be called at the request of a majority of the Board, and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

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Undesignated Preferred Stock

Our charter provides for 25,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board were to determine that a takeover proposal is not in the best interests of our stockholders, our Board could cause shares of convertible preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our charter grants our Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Computershare Investor Services.

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Outstanding Common Stock Warrants

In connection with our December 2022 issuance of our senior secured convertible notes, we issued certain common stock warrants to the investors in the December 2022 transaction. The following is a summary of the material terms and provisions of these warrants.

These warrants are currently exercisable for 389,500 shares of the Company’s common stock, at an exercise price equal to $25.36 per share, in each case subject to adjustment in the event of share dividends, share splits, reorganizations or similar events affecting shares of the Company’s common stock, as well as future issuance by the Company of securities with a purchase or conversion, exercise or exchange price that is less than the exercise price of the warrants in effect at any time. The warrants will be exercisable for five years from their date of issuance.

We currently have 389,500 outstanding common stock warrants issued in connection with our December 2022 senior secured convertible note financing with a per share exercise price of $25.36. These warrants have a “full ratchet” adjustment feature that will be triggered by the consummation of this offering. Based upon the offering price of $2.88, the number of these common stock warrants would increase to 3,429,765, and the per share exercise price would be reduced to $2.88 per share. These warrants have a further adjustment which is based upon the VWAP for the Company's common stock over the five trading days following the announcement of this offering. The actual full ratchet adjustment will be calculated after the date of this Prospectus.

A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would beneficially own more than 4.99% of the Company’s outstanding shares of common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the amount of its beneficial ownership of outstanding shares of common stock after exercising the holder’s warrants up to 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Except as otherwise provided in the warrants or by virtue of the holders’ ownership of shares of common stock, the holders of warrants do not have the rights or privileges of holders of shares of common stock, including any voting rights, until such warrant holders exercise their warrant.

In connection with our August 2022 securities purchase agreement (“SPA”), we issued certain common stock warrants to the investors of the SPA. The following is a summary of the material terms and provisions of these warrants.

These warrants are currently exercisable for 7,076 shares of the Company’s common stock at an exercise price equal to $1,060 per share, in each case subject to adjustment in the event of share dividends, share splits, reorganizations or similar events affecting shares of the Company common stock. The warrants are exercisable for five years from their date of issuance.

The holder may not exercise the Warrants to the extent that, after giving effect to such exercise, the holder would beneficially own in excess of 9.99% of the shares of Common Stock outstanding, or, at the holder’s election on not less than 61 days notice, 19.99%. The Warrants are exercisable for cash. If, at the time the holder exercises any Warrants, a registration statement registering the issuance of the shares of Common Stock underlying the Warrants is not then effective or available for the issuance of such shares, then the Warrants may be net exercised on a cashless basis according to a formula set forth in the Warrants.

Except as otherwise provided in the warrants or by virtue of the holders’ ownership of shares of common stock, the holders of warrants do not have the rights or privileges of holders of shares of common stock, including any voting rights, until such warrant holders exercise their warrant.

The foregoing description of these warrants does not purport to be complete and is qualified by the full text of the forms of warrants which are filed as exhibits to the registration statement of which this prospectus forms a part.

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Outstanding Senior Secured Convertible Notes

In December 2022, we issued $15.0 million of our senior secured convertible notes. As of September 25, 2023, $400 thousand of our senior secured convertible notes remained outstanding. The following is a summary of the material terms and provisions of these senior secured convertible notes.

The senior secured convertible notes have a maturity of 18 months from date of issuance (June 19, 2024) and bear interest at a rate of 4.5% per annum, payable on a quarterly basis in arrears.

A holder may elect to receive repayment of all or any portion of the principal amount of the senior secured notes in shares of common stock, at a conversion price equal to the lower of (1) $25.36 (the “Fixed Conversion Price”) and (2) 80% of the three lowest VWAPs of the common stock on the 10 trading days preceding delivery of a conversion notice by a holder, provided that the conversion price may in no event be less than $40.00 (the “Floor Price”).

A holder (together with its affiliates) may not convert any portion of such holder’s senior secured convertible notes to the extent that the holder would beneficially own more than 4.99% of the Company’s outstanding shares of common stock after conversion, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the maximum amount of its beneficial ownership of the Company’s outstanding shares of common stock after converting the holder’s senior secured convertible notes to up to 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the senior secured convertible notes.

At any time that the conversion price would otherwise be below the Floor Price, on conversion, the Company will pay to the holders, in cash, an amount equal to (y) the difference between the number of shares of common stock that would have been issued at the conversion price (without giving effect to the Floor Price) and the number of shares of common stock actually issued based on the Floor Price, multiplied by (z) the VWAP of the common stock on the date of conversion.

The Fixed Conversion Price of the senior secured convertible notes is subject to certain anti-dilution adjustments, including in the event of any stock splits or combinations, certain dividends and distributions, reclassification, exchange or substitution of the Company’s common stock or in the event that the Company issues shares of common stock, convertible securities, rights or options to acquire common stock or convertible securities or any combination thereof, including as units with other securities at a purchase or conversion, exercise or exchange price of less than the Fixed Conversion Price then in effect, in which case the Fixed Conversion Price shall be reduced to the lowest price paid for a share of common stock or unit (or the lowest conversion or exercise price at which purchasers of any convertible securities or options or rights to acquire the Company’s common stock or convertible securities may acquire a share of common stock pursuant to the terms of such convertible securities) in such transaction, with such lowest price per share being subject to calculation in accordance with the terms of the senior secured notes.

In addition, the holders have the option to require early prepayment of the principal amount of the senior secured convertible notes in cash from up to 30% of the gross proceeds of certain subsequent financings. The holders will also have pre-emptive rights to participate for up to 20% of the securities offered and sold in certain subsequent financing conducted by the Company during the 18-month term of the senior secured convertible notes.

The senior secured convertible notes are secured by a lien on substantially all of the Company’s assets.

Except as otherwise provided in the senior secured convertible notes, or by virtue of a holders’ ownership of shares of common stock, a holder of senior secured convertible notes does not have the rights or privileges of holders of shares of the Company’s common stock, including any voting rights, until such time that a holder’s senior secured convertible note is converted into shares of the Company’s common stock.

The foregoing description of the senior secured convertible notes does not purport to be complete and is qualified by the full text of the form of the senior secured convertible notes which is filed as an exhibit to the registration statement of which this prospectus forms a part.

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DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering units, each unit consisting of one share of common stock and one Common Warrant to purchase one share of common stock. We are also offering to each purchaser whose purchase of shares of common stock in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, units containing Pre-Funded Warrants in lieu of shares of common stock that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of shares of common stock we are offering will be decreased on a one-for-one basis. Because one Common Warrant is being sold together in this offering with each share of common stock or, in the alternative, each Pre-Funded Warrant to purchase one share of common stock, the number of Common Warrants sold in this offering will not change as a result of a change in the mix of the shares of common stock and Pre-Funded Warrants sold.

We are also registering the shares of common stock issuable from time to time upon exercise of the Common Warrants and Pre-Funded Warrants included in the units offered hereby. Our units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of common stock (or Pre-Funded Warrants) and the Common Warrants comprising our units are immediately separable and will be issued separately in this offering.

The following summary of certain terms and provisions of the Pre-Funded Warrants and Common Warrants offered hereby is not complete and is subject to and qualified in its entirety by the provisions of the form of Pre- Funded Warrant, and the form of Common Warrant, which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant and the form of Common Warrant.

Exercisability.   The Pre-Funded Warrants are exercisable at any time after their original issuance until they are exercised in full. The Common Warrants are immediately exercisable at any time after their original issuance up to the date that is five years after their original issuance. Each of the Common Warrants and the Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the Common Warrants or Pre-Funded Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the Common Warrants or Pre-Funded Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Common Warrant or Pre-Funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Common Warrant or Pre-Funded Warrant. No fractional shares of common stock will be issued in connection with the exercise of a Common Warrant or Pre-Funded Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation.   A holder will not have the right to exercise any portion of the Pre-Funded Warrants or Common Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Pre-Funded Warrant or Common Warrant, 9.99%) of the number of shares of our shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrant or Common Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price.   The exercise price for the Pre-Funded Warrants is $0.0001 per share. The exercise price per whole share of common stock purchasable upon exercise of the Common Warrants is $2.88 per share. The exercise price of the Common Warrants may also be reduced to any amount and for any period of time at the sole discretion of our board of directors. The exercise price and number of shares of common stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock.

Transferability.   Subject to applicable laws, the Common Warrants and the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing.   We do not intend to apply for the listing of the Common Warrants or Pre-Funded Warrants offered in this offering on any stock exchange. Without an active trading market, the liquidity of the Common Warrants and the Pre-Funded Warrants will be limited.

Warrant Agent.   The Common Warrants and Pre-Funded Warrants are expected to be issued in registered form under a warrant agreement between Computershare Investor Services, as warrant agent, and us. The Common Warrants and Pre-Funded Warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

52

Rights as a Stockholder.   Except as otherwise provided in the Common Warrants or the Pre-Funded Warrants or by virtue of such holder’s ownership of our shares of common stock, the holder of a Common Warrant or Pre-Funded Warrant does not have the rights or privileges of a holder of our shares of common stock, including any voting rights, until the holder exercises the Common Warrant or Pre-Funded Warrant.

Fundamental Transactions.   In the event of a fundamental transaction, as described in the Common Warrants and the Pre-Funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the Common Warrants and the Pre-Funded Warrants will be entitled to receive upon exercise of the Common Warrants or the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Common Warrants or the Pre-Funded Warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Common Warrant, in the event of certain fundamental transactions, the holders of the Common Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Common Warrants on the date of consummation of such transaction.

Governing Law.   The Pre-Funded Warrants, the Common Warrants and Warrant Agreement are governed by New York law.

The material terms and provisions of our common stock and each other class of our securities are described under the caption “Description of Capital Stock” in this prospectus.

Placement Agent’s Warrants

We have agreed to issue to the placement agent (or its permitted assignees) warrants to purchase up to a total of 107,179 shares of common stock (3% of the shares of common stock included in the Units, including the shares of common stock underlying and Pre-Funded Warrants, but excluding the shares of common stock underlying the Common Warrants) at an exercise price per share of Common Stock equal to 125% of the public offering price per Unit. The placement agent’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing six months from the closing of the offering and expiring five (5) years from the commencement of sales in the offering and will be exercisable for cash only unless an effective registration statement is not available at the time of exercise, in which case the warrants could be exercised on a cashless basis. The placement agent’s Warrants are not exercisable or convertible for more than five years from the commencement of sales of the public offering. The placement agent’s Warrants will also provide for customary anti-dilution provisions. The Warrants are not redeemable by us. The placement agent’s Warrants and the shares of common stock issuable upon exercise of the placement agent’s Warrants have been included on the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of outstanding shares

Except as otherwise noted, all information in this prospectus reflects and assumes (i) no sale of Pre-Funded Warrants in this offering, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis and (ii) no exercise of the Common Warrants issued in this offering.

Based on the number of shares of our common stock outstanding as of September 25, 2023, upon the closing of this offering we will have outstanding 4,121,834 shares of common stock.

Except for the outstanding shares that are held by our affiliates, substantially all of our outstanding shares may be resold in the public market immediately (i) without any restriction or (ii) with minimal restrictions in compliance with the SEC’s Rule 144 (as described below) as applied to sales by non-affiliates.

Unless purchased or held by our affiliates, the 3,572,635 shares sold in this offering and the 3,572,635 shares issuable upon the exercise of the Common Warrants may be resold in the public market immediately without any restriction.

53

Lock-up agreements

In connection with this offering, we, our officers and directors, and certain existing security holders beneficially owning more than 5% of our outstanding common stock agreed that, for a period of six months from September 28, 2023 (the date of this prospectus), we and they will not, without the prior written consent of Dawson James Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions.

Dawson James Securities Inc., in their sole discretion may release any of the securities subject to these lock-up agreements at any time. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock. See “Plan of Distribution.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreements referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144.

Rule 144(a)(1) defines an “affiliate” of an issuing company as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Directors, officers and holders of ten percent or more of the Company’s voting securities (including securities which are issuable within the next sixty days) are deemed to be affiliates of the issuing company. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements referred to above, if applicable).

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our “affiliates,” are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding; or

•	the average weekly trading volume of our common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

54

 PLAN OF DISTRIBUTION

We are offering up 3,572,635 Units at a public offering price of $2.88 per unit for $10.3 million in gross proceeds from this offering, before deduction of placement agent commissions and offering expenses, in a best-efforts offering. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus.

Pursuant to a placement agency agreement, dated as of September 27, 2023, we have engaged Dawson James Securities, Inc. to act as our exclusive placement agent (the “Placement Agent”) to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to the rights and remedies available to all investors in this offering under federal and state securities laws, the investors which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

The placement agency agreement provides that the Placement Agent’s obligations are subject to conditions contained in the placement agency agreement.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement and the Units will be offered at a fixed price and are expected to be issued in a single closing. We expect to deliver the securities being offered pursuant to this prospectus on or about October 2, 2023.

Placement Agent Fees, Commissions and Expenses

Upon the closing of this offering, we will pay the placement agent a cash transaction fee equal to 8% of the aggregate gross cash proceeds to us from the sale of the securities in the offering. In addition, we will reimburse the placement agent for its out-of-pocket expenses incurred in connection with this offering, including the fees and expenses of the counsel for the placement agent, up to $155,000.

The following table shows the public offering price, placement agent fees and proceeds, before expenses, to us.

	Per Unit	Total
Public offering price	$2.88	$10,289,189
Placement agent fees (1)	$0.23	$823,135
Proceeds, before expenses, to us (2)	$2.65	$9,466,054

(1)	Does not include additional compensation the Placement Agent will receive and reimbursement for out-of-pocket expenses incurred in connection with this offering as described above.
(2)	The amount of offering proceeds to us presented in this table assumes no Pre-Funded Warrants are issued in lieu of shares of common stock and does not give effect to any exercise of the Common Warrants.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the placement agent commission, will be approximately $363,992, all of which are payable by us. This figure includes, among other things, the placement agent’s fees and expenses (including the legal fees, costs and expenses for the placement agent’s legal counsel) up to $155,000.

No action has been taken by us or the Placement Agent that would permit a public offering of the shares of the units, or the shares of common stock, Pre-Funded Warrants or Common Warrants in any jurisdiction outside the United States where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the securities offering hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the securities in any jurisdiction where that would not be permitted or legal.

The Placement Agent have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

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Placement Agent’s Warrants

We have agreed to issue to the Placement Agent (or its permitted assignees) warrants to purchase up to a total of 107,179 shares of common stock (3% of the shares of common stock included in the Units, including shares of common stock underlying any Pre-funded Warrants, but excluding the shares of common stock underlying the Common Warrants) at an exercise price equal to 125% of the public offering price of $2.88 per Unit. The Placement Agent’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing six months from the closing of the offering and expiring five (5) years from the commencement of sales in the offering and will be exercisable for cash only unless an effective registration statement is not available at the time of exercise, in which case the warrants could be exercised on a cashless basis. The Placement Agent’s Warrants are not exercisable or convertible for more than five years from the commencement of sales of the public offering. The Placement Agent’s Warrants will also provide for customary anti-dilution provisions. The Placement Agent’s Warrants and the shares of common stock issuable upon exercise of the Placement Agent’s Warrants have been included on the registration statement of which this prospectus forms a part.

The Placement Agent’s Warrants and the underlying shares are deemed to be compensation by FINRA, and therefore will be subject to a 180-day lock-up period pursuant to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the Placement Agent’s Warrants nor any of our common stock issued upon exercise of the placement agent’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following commencement of sale of this offering subject to certain exceptions permitted by FINRA Rule 5110(e)(2).

Right of First Refusal

In addition, with certain exceptions, for a period of nine months following the closing of this offering, we have granted Dawson the right to act as lead managing underwriter or sole book runner, or as lead placement agent, for any and all future equity, equity-linked or convertible debt offerings of the Company or any successor to or any subsidiary of the Company during such period.

Tail

We have also agreed to pay Dawson a tail fee equal to 8% of the aggregate gross cash proceeds to us, if any investor, who was contacted or introduced to us by Dawson during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction during the nine-month period following the closing of this offering.

Determination of Offering Price

Our common stock is currently traded on The Nasdaq Capital Market under the symbol “ASTI.” On September 27, 2023, the closing price of our common stock was $5.51 per share.

The public offering price of the securities offered by this prospectus will be determined by negotiation between us and the placement agent. Among the factors that will be considered in determining the final public offering price of the shares:

•	Our history and our prospects;
•	The industry in which we operate;
•	Our past and present operating results; and
•	The general condition of the securities markets at this time of this offering.

The public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock sold in this offering. That price is subject to change as a result of market conditions and other factors and we cannot assure you that the shares of common stock sold in this offering can be resold at or above the public offering price.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the placement agents and the placement agents may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agents and should not be relied upon by investors.

Listing

Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “ASTI.”

The last reported sales price of our shares of common stock on September 27, 2023 was $5.51 per share. The actual public offering price per unit was determined between us, the placement agent and the investors in the offering, and was at a discount to the current market price of our common stock. There is no established public trading market for the Pre-Funded Warrants or the Common Warrants, and we do not expect such a market to develop. In addition, we do not intend to apply for listing of the Pre-Funded Warrants or the Common Warrants on any securities exchange or other trading system.

Lock-Up Agreements

We, our officers and directors and certain stockholders have agreed, subject to limited exceptions, for a period of six months after the closing of this offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the placement agent agreement or thereafter acquired without the prior written consent of Dawson James Securities Inc. Dawson James Securities, Inc. may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Other Relationships

From time to time, certain of the placement agent and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they will receive customary fees and commissions. The lead manager has received compensation for services previously provided to the Company.

Transfer Agent, Warrant Agent and Registrar

The transfer agent, warrant agent and registrar for our common stock is Computershare Investor Services.

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Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent acting as principal. Under these rules and regulations, the placement agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the placement agent may be required to make for these liabilities.

LEGAL MATTERS

Carroll Legal LLC, Denver, CO will pass upon the validity of the securities offered hereby for us. The placement agent is represented by ArentFox Schiff LLP, Washington, DC.

EXPERTS

The financial statements of Ascent Solar Technologies, Inc. as of December 31, 2022 and 2021 and for each of the year ended December 31, 2022 and 2021 appearing in this prospectus have been audited by Haynie & Company, independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Ascent Solar Technologies, Inc. to continue as a going concern as described in Note 4 to the financial statements as of December 31, 2022 and 2021), appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

We also maintain a website at www.ascentsolar.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider information on our website to be part of this prospectus.

You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Ascent Solar Technologies, Inc.

Attn: Investor Relations

12300 Grant Street

Thornton, CO 80241

Telephone: (720) 872-5000

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ASCENT SOLAR TECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Ascent Solar Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ascent Solar Technologies, Inc. (the Company) as of December 31, 2022 and 2021, and the related statements of operations and comprehensive income, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has continued limited photovoltaic production at its manufacturing facility which has led to continued operating losses and the Company does not expect that sales revenue and operating cash flows will be sufficient to support operations. The Company also has a working capital deficit and is dependent on outside financing to fund its operations. There is no assurance that the Company will be able to raise additional capital. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Complex Financing Transactions

Description of the Matter:

The Company's financing transactions include debt conversion features that require analysis to determine if there is an embedded derivative, if derivative accounting is required and if the conversion feature should be bifurcated. The Company also issued warrants that require evaluation to determine if they are accounted for as a liability or equity and the calculations to estimate the fair value for the allocation of proceeds. The financing transactions are discussed in Note 12 and Note 15 to the financial statements.

How We Addressed the Matter in Our Audit:

We reviewed the underlying agreements, evaluated management’s analysis, and compared that to applicable accounting guidance. We also tested the inputs used for the allocation of proceeds.

Revenue Recognition

Description of the Matter:

The Company's long-term contract with a customer includes non-recurring milestone and engineering payments upon completion of certain tasks. Management analyzed the underlying performance obligations to determine if the revenue should be recognized over time or at a point in time. Revenue recognition is discussed in Note 1 to the financial statements.

How We Addressed the Matter in Our Audit:

We reviewed the underlying agreement, evaluated management’s revenue recognition analysis, and tested certain revenue transactions to ensure the performance obligation was met prior to recognizing revenue.

/s/ Haynie & Company

Haynie & Company

Salt Lake City, Utah

March 10, 2023

We have served as the Company’s auditor since 2017.

F-3

ASCENT SOLAR TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash and cash equivalents	$11,483,018	$5,961,760
Trade receivables, net of allowance of $26,000 and $26,000, respectively	1,769	49,250
Inventories	615,283	592,172
Prepaid and other current assets	344,110	247,736
Total current assets	12,444,180	6,850,918
Property, Plant and Equipment:	22,590,169	22,425,935
Accumulated depreciation	(22,038,508)	(22,146,273)
Net property, plant and equipment	551,661	279,662
Other Assets:
Operating lease right-of-use assets, net	4,324,514	4,984,688
Patents, net of accumulated amortization of $154,218 and $135,050, respectively	79,983	86,595
Equity method investment	61,379	21,205
Other non-current assets	1,214,985	625,000
Total other assets	5,680,861	5,717,488
Total Assets	18,676,702	12,848,068
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$595,157	$642,165
Related party payables	67,164	45,000
Accrued expenses	888,869	657,216
Accrued payroll	490,185	230,698
Severance payable	437,079	—
Accrued professional services fees	952,573	103,620
Accrued interest	559,060	475,671
Current portion of operating lease liability	733,572	646,742
Other payable	250,000	250,000
Total current liabilities	4,973,659	3,051,112
Long-Term Liabilities:
Non-current operating lease liabilities	3,827,878	4,532,490
Non-current convertible notes, net	5,268,399	8,076,847
Accrued warranty liability	21,225	21,225
Total liabilities	14,091,161	15,681,674
Commitments and contingencies (Note 18)
Stockholders’ Deficit:
Series A preferred stock, $.0001 par value; 750,000 shares authorized; 48,100 and 48,100 shares issued and outstanding, respectively ($850,301 and $801,533 Liquidation Preference, respectively)	5	5
Common stock, $0.0001 par value, 500,000,000 authorized; 34,000,812 and 4,786,804 shares issued and outstanding, respectively	3,400	479
Additional paid in capital	452,135,653	424,948,698
Accumulated deficit	(447,537,493)	(427,782,788)
Accumulated other comprehensive loss	(16,024)	—
Total stockholders’ equity (deficit)	4,585,541	(2,833,606)
Total Liabilities and Stockholders’ Equity (Deficit)	$18,676,702	$12,848,068

The accompanying notes are an integral part of these financial statements.

F-4

ASCENT SOLAR TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2022	2021
Revenues
Products	$694,286	$607,783
Milestone and engineering	528,500	—
Total Revenues	1,222,786	607,783
Costs and Expenses
Costs of revenue	2,011,459	1,902,414
Research, development and manufacturing operations	5,975,921	4,140,319
Selling, general and administrative	4,736,562	3,297,982
Share-based compensation	5,478,734	—
Depreciation and amortization	75,645	57,314
Total Costs and Expenses	18,278,321	9,398,029
Loss from Operations	(17,055,535)	(8,790,246)
Other Income/(Expense)
Other income/(expense), net	33,100	(169,423)
Interest expense	(2,704,909)	(1,088,327)
Change in fair value of derivatives and loss on extinguishment of liabilities, net	—	4,047,993
Total Other Income/(Expense)	(2,671,809)	2,790,243
Income/(Loss) on Equity Method Investment	(27,361)	—
Net Income/(Loss)	$(19,754,705)	$(6,000,003)
Net Income/(Loss) Per Share (Basic)	$(0.66)	$(1.54)
Net Income/(Loss) Per Share (Diluted)	$(0.66)	$(1.54)
Weighted Average Common Shares Outstanding (Basic)	29,803,237	3,894,015
Weighted Average Common Shares Outstanding (Diluted)	29,803,237	3,894,015
Other Comprehensive Income/(Loss)
Foreign currency translation gain/(loss)	(16,024)	—
Net Comprehensive Income/(Loss)	$(19,770,729)	$(6,000,003)

The accompanying notes are an integral part of these financial statements.

F-5

ASCENT SOLAR TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Series A Preferred Stock		Series A1 Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Other Accumulated Comprehensive	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	(Deficit)
Balance at January 1, 2021	48,100	$5	1,300	$—	3,660,439	$366	$401,590,211	$(421,782,785)	$—	(20,192,203)
Proceeds from issuance of Series 1A Preferred Stock	—	—	2,500	—	—	—	2,500,000	—	—	2,500,000
Proceeds from issuance of Common Stock	—	—	—		148,334	15	12,999,985	—	—	13,000,000
Conversion of Global Ichiban Note into Common Shares	—	—	—	—	33,600	3	5,799,997	—	—	5,800,000
Loss on Extinguishment of Liabilities	—	—	—	—	—	—	1,686,079	—	—	1,686,079
Conversion of TubeSolar Series 1A Preferred Stock into Common Stock	—	—	(100)	—	200,000	20	(20)	—	—	—
Conversion of Nanyang Note into Common Stock	—	—	—	—	200,000	20	99,980	—	—	100,000
Conversion of Crowdex Note into Common Stock	—	—	—	—	545,042	55	272,466	—	—	272,521
Net Loss								(6,000,003)	—	(6,000,003)
Balance at December 31, 2021	48,100	$5	3,700	$—	4,787,415	$479	$424,948,698	$(427,782,788)	$—	(2,833,606)
Conversion of TubeSolar Series 1A Preferred Stock into Common Stock	—	—	(2,400)	—	4,800,000	480	(480)	—	—	—
Conversion of Crowdex Series 1A Preferred Stock into Common Stock	—	—	(1,300)	—	2,600,000	260	(260)	—	—	—
Conversion of BD1 Note into Common Shares	—	—	—	—	15,800,000	1,580	7,898,420	—	—	7,900,000
Conversion of Nanyang Note into Common Shares	—	—	—	—	3,000,000	300	1,499,700	—	—	1,500,000
Conversion of Fleur Note into Common Shares	—	—	—	—	2,000,000	200	999,800	—	—	1,000,000
Conversion of Sabby Note into Common Shares	—	—	—	—	70,000	7	107,094	—	—	107,101
Private placement warrants	—	—	—	—			2,990,029	—	—	2,990,029
Beneficial conversion feature	—	—	—	—			4,490,029	—	—	4,490,029
Proceeds from private placement:										—
Common stock (8/19 @ $2.70)	—	—	—	—	943,397	94	2,551,311	—	—	2,551,405
Warrants (8/19 @ $1.73)	—	—	—	—	—	—	2,448,595			2,448,595
Private placement costs	—	—	—	—	—	—	(1,276,017)	—	—	(1,276,017)
Share-based compensation	—	—	—	—	—	—	5,478,734	—	—	5,478,734
Net Loss	—	—	—	—	—	—	—	(19,754,705)	—	(19,754,705)
Foreign Currency Translation Loss	—	—	—	—	—	—	—	—	(16,024)	(16,024)
Balance at December 31, 2022	48,100	$5	—	$—	34,000,812	$3,400	$452,135,653	$(447,537,493)	$(16,024)	$4,585,541

The accompanying notes are an integral part of these financial statements.

F-6

ASCENT SOLAR TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2022	2021
Operating Activities:
Net income/(loss)	$(19,754,705)	$(6,000,003)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	75,645	57,314
Share-based compensation	5,478,734	—
Operating lease asset amortization	694,229	648,975
Loss on equity method investment	27,361	—
Patent write off	—	297,702
Amortization of debt discount	2,609,389	1,008,162
Warranty reserve	—	7,082
Change in fair value of derivatives and (gain) on extinguishment of liabilities, net	—	(4,047,993)
Other	4,497	—
Changes in operating assets and liabilities:
Accounts receivable	47,481	(43,711)
Inventories	(23,111)	(57,741)
Prepaid expenses and other current assets	(686,359)	(301,161)
Accounts payable	(47,008)	(77,173)
Related party payable	22,164	(90,834)
Operating lease liabilities	(656,334)	(575,401)
Accrued interest	83,389	62,781
Accrued expenses	1,618,053	(292,442)
Net cash (used in) operating activities	(10,506,575)	(9,404,443)
Investing Activities:
Purchase of property, plant and equipment	(169,357)	(280,317)
Contributions to equity method investment	(83,559)	(21,205)
Patent activity costs	(12,556)	—
Net cash provided by (used in) investing activities	(265,472)	(301,522)
Financing Activities:
Proceeds from issuance of convertible debt and warrants	13,500,000	—
Proceeds from issuance of stock and warrants	5,000,000	15,500,000
Financing issuance cost	(2,206,695)	—
Net cash provided by (used in) financing activities	16,293,305	15,500,000
Net change in cash and cash equivalents	5,521,258	5,794,035
Cash and cash equivalents at beginning of period	5,961,760	167,725
Cash and cash equivalents at end of period	$11,483,018	$5,961,760
Supplemental Cash Flow Information:
Cash paid for interest	$—	$—
Non-Cash Transactions:
Conversions of preferred stock and convertible notes to equity	$10,507,101	$6,072,521
Series 1A preferred stock conversion	$740	$100,000
Extinguishment of note payable	$—	$193,200
Operating lease assets obtained in exchange for operating lease liabilities	$53,193	$—
Purchase of equipment not yet paid at end of the year	$159,119	$—
Conversion of bridge loan into common stock and warrants	$1,000,000	$—

The accompanying notes are an integral part of these financial statements.

F-7

ASCENT SOLAR TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Ascent Solar Technologies, Inc. (“Ascent” or the "Company") was incorporated on October 18, 2005 from the separation by ITN Energy Systems, Inc. (“ITN”) of its Advanced Photovoltaic Division and all of that division’s key personnel, core technologies, and certain trade secrets and royalty free licenses to use in connection with the manufacturing, developing marketing, and commercializing Copper-Indium-Gallium-diSelenide (“CIGS”) photovoltaic (“PV”) products. ITN, a private company incorporated in 1994, is an incubator dedicated to the development of thin film, PV, battery, fuel cell and nano technologies. Through its work on research and development contracts for private and governmental entities, ITN developed proprietary processing and manufacturing know how applicable to PV products generally, and CIGS PV products in particular. ITN formed Ascent to commercialize its investment in CIGS PV technologies.

The Company focus is on integrating its PV products into scalable and high value markets such as agrivoltaics, aerospace, satellites, near earth orbiting vehicles, and fixed wing unmanned aerial vehicles (“UAV”). The value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in these industries, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent has the capability to design and develop finished products for end users in these areas as well as collaborate with strategic partners to design and develop custom integrated solutions for products like fixed-wing UAVs. Ascent sees significant overlap of the needs of end users across some of these industries and can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

On January 28, 2022 , the Company effected a reverse stock split of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at a ratio of one-for-five thousand (the “Reverse Stock Split”). The Company’s common stock began trading on a split-adjusted basis on January 31, 2022. Stockholders also received one whole share of Common Stock in lieu of a fractional share and no fractional shares were issued. All shares and per share amounts in the financial statements and accompanying notes have been retroactively adjusted to give effect to the Reverse Stock Split.

Following the Reverse Stock Split, the Company’s issued and outstanding shares of Common Stock were decreased from approximately 23.74 billion pre-split shares to 4.81 million post-split shares. In connection with the Reverse Stock Split effectiveness, the number of authorized shares of the Company's Common Stock were decreased from 30 billion to 500 million shares.

Although the Company is focused on various markets for its product, the Chief Executive Officer makes significant operating decisions and assesses the performance of the Company as a single business segment. Accordingly, the Company has one reportable segment.

F-8

NOTE 2. BASIS OF PRESENTATION

The accompanying financial statements have been derived from the accounting records of the Company as of December 31, 2022 and 2021, and the results of operations for the years then ended.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents: The Company classifies all short-term investments in interest bearing bank accounts and highly liquid debt securities purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances which may exceed federally insured limits. The Company does not believe this results in significant credit risk.

Inventories: All inventories are stated at the lower of cost or net realizable value, with cost determined using the weighted average method. Inventory balances are frequently evaluated to ensure they do not exceed net realizable value. The computation for net realizable value takes into account many factors, including expected demand, product life cycle and development plans, module efficiency, quality issues, obsolescence and others. Management's judgment is required to determine reserves for obsolete or excess inventory. As of December 31, 2022, and 2021, the Company had inventory reserve balances of $338,348 and $395,943, respectively. If actual demand and market conditions are less favorable than those estimated by management, additional inventory write downs may be required.

Property, Plant and Equipment: Property, plant and equipment are recorded at the original cost to the Company. Assets are being depreciated over estimated useful lives of three to 10 years using the straight-line method, as presented in the table below, commencing when the asset is placed in service. Leasehold improvements are depreciated over the shorter of the remainder of the lease term or the life of the improvements. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Expenditures for repairs and maintenance are expensed as incurred.

Useful Lives
in Years
Manufacturing machinery and equipment	5 - 10
Furniture, fixtures, computer hardware/software	3 - 7
Leasehold improvements	life of lease

Patents: At such time as the Company is awarded patents, patent costs are amortized on a straight-line basis over the legal life on the patents, or over their estimated useful lives, whichever is shorter. As of December 31, 2022, and 2021, the Company had net patent costs of $79,983 and $86,595, respectively. Of these amounts $25,847 and $45,015 represent costs net of amortization incurred for awarded patents, and the remaining $54,136 and $41,580 represents costs incurred for patent in process applications as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, the Company capitalized $12,556 and $0 in patent costs, respectively, as it worked to secure design rights and trademarks for newly developed products. Amortization expense was $19,168 and $37,891 for the years ended December 31, 2022 and 2021, respectively.

During the year ended December 31, 2021, the Company concluded that certain expired patents were not curable and certain patents in process would not be granted. As such, during the year ended December 31, 2021, the Company wrote off the remaining book value of these assets and recorded a charge of $297,702 in Other income/(expense) in the Statement of Operations.

As of December 31, 2022, future amortization of patents is expected as follows:

2023	$19,168
2024	6,493
2025	186
$25,847

Impairment of Long-lived Assets: The Company analyzes its long-lived assets (property, plant and equipment) and definitive-lived intangible assets (patents) for impairment, both individually and as a group, whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Events that might cause impairment would include significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. An undiscounted cash flow analysis is calculated to determine if impairment exists. If impairment is determined to exist, any related loss is calculated using the difference between the fair value and the carrying value of the assets. During the years ended December 31, 2022 and 2021, the Company did not incur impairments of its manufacturing facilities and equipment.

F-9

Equity Method Investment: The Company accounts for its investments in stock of other entities over which the Company has significant influence, but not control, using the equity method of accounting. Under the equity method of accounting, the Company increases its investment for contributions made and records its proportionate share of net earnings, declared dividends and partnership distributions based on the most recently available financial statements of the investee. The Company re-evaluates the classification at each balance sheet date and when events or changes in circumstances indicate that there is a change in the Company’s ability to exercise significant influence. The Company evaluates its equity method investments for potential impairment whenever events or changes in circumstances indicate that there is an other-than-temporary decline in the value of the investment. Declines in fair value that are deemed to be other-than-temporary are charged to Other income (expense), net.

Related Party Payables: The Company accounts for fees due to board members in the related party payables account on the Balance Sheets.

Convertible Notes: The Company issues, from time to time, convertible notes. Refer to Note 12 for further information.

Convertible Preferred Stock: The Company evaluates its preferred stock instruments under FASB ASC 480, "Distinguishing Liabilities from Equity" to determine the classification, and thereby the accounting treatment, of the instruments. Refer to Notes 13 and 14 for further discussion on the classification of each instrument.

Derivatives: The Company evaluates its financial instruments under FASB ASC 815, "Derivatives and Hedging" to determine whether the instruments contain an embedded derivative. When an embedded derivative is present, the instrument is evaluated for a fair value adjustment upon issuance and at the end of every reporting period. Any adjustments to fair value are treated as gains and losses in fair values of derivatives and are recorded in the Statements of Operations. Refer to Note 10 for further discussion on embedded derivatives.

Product Warranties: The Company provides a limited warranty to the original purchaser of products against defective materials and workmanship. The Company also guarantees that standalone modules and PV integrated consumer electronics will achieve and maintain the stated conversion efficiency rating for certain products. Warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms, historical experience and analysis of peer company product returns. The Company assesses the adequacy of its liabilities and makes adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

Leases: The Company determines if an arrangement is a lease or contains a lease at the inception of the contract. The Company accounts for non-lease components, such as certain taxes, insurance and common area maintenance, separate from the lease arrangement. Operating lease liabilities, which represent the Company’s obligation to make lease payments arising from the lease, and corresponding Operating lease right-of-use assets, which represent the Company’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments over the lease term. The Company utilizes the lease term for which it is reasonably certain to use the underlying asset, including consideration of options to extend or terminate the lease. Incentives received from landlords are recorded as a reduction to the lease right-of-use assets. The Company does not recognize lease right-of-use assets and corresponding lease liabilities for leases with initial terms of 12 months or less.

The Company calculates the present value of future payments using the discount rate implicit in the lease, if available, or its incremental borrowing rate. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. In determining the Company's operating lease right of use assets and operating lease liabilities, the Company applied these incremental borrowing rates to the minimum lease payments within the lease agreement.

Revenue Recognition:

Product revenue. The Company recognizes revenue for the sale of PV modules and other equipment sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. For module and other equipment sales contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation identified in the contract based on relative standalone selling prices, or estimates of such prices, and recognize the related revenue as control of each individual product is transferred to the customer.

During the years ended December 31, 2022 and 2021, the Company recognized product revenue of $694,286 and $607,783, respectively. For the years ended December 31, 2022 and 2021, one customer’s revenue individually represented 82% and 83%, respectively, of the Company’s product total revenue.

Milestone and engineering revenue. Each milestone and engineering arrangement is a separate performance obligation. The transaction price is estimated using the most likely amount method and revenue is recognized as the performance obligation is satisfied through achieving manufacturing, costs or engineering targets. During the year ended December 31, 2022, the Company recognized total milestone revenue of $528,500. The Company did not have Milestone and engineering revenue during the year ended December 31, 2021.

F-10

 Government contracts revenue. Revenue from government research and development contracts is generated under terms that are cost plus fee or firm fixed price. The Company generally recognizes this revenue over time using cost-based input methods, which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. In applying cost-based input methods of revenue recognition, we use the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue to recognize.

Cost based input methods of revenue recognition are considered a faithful depiction of our efforts to satisfy long-term government research and development contracts and therefore reflect the performance obligations under such contracts. Costs incurred that do not contribute to satisfying the Company's performance obligations are excluded from our input methods of revenue recognition as the amounts are not reflective of transferring control under the contract. Costs incurred towards contract completion may include direct costs plus allowable indirect costs and an allocable portion of the fixed fee. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the loss anticipated on the contract.

No government contract revenue was recognized for the years ended December 31, 2022 and 2021.

As a practical expedient, the Company elects to exclude disclosures related to certain unsatisfied performance obligations. These performance obligations include the milestone performance obligations which are wholly unsatisfied as of December 31, 2022.

Receivables and Allowance for Doubtful Accounts: Trade accounts receivable are recorded at the invoiced amount as the result of transactions with customers. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates the collectability of accounts receivable using analysis of historical bad debts, customer creditworthiness and current economic trends. Reserves are established on an account-by-account basis and are written off against the allowance in the period in which the Company determines that is it probable that the receivable will not be recovered.

The Company bills the government under cost-based research and development contracts at provisional billing rates which permit the recovery of indirect costs. These rates are subject to audit on an annual basis by the government agencies’ cognizant audit agency. The cost audit may result in the negotiation and determination of the final indirect cost rates. In the opinion of management, re-determination of any cost-based contracts will not have a material effect on the Company’s financial position or results of operations.

As of December 31, 2022 and 2021, the Company had an accounts receivable, net balance of $1,769 and $49,250, respectively. As of December 31, 2022 and 2021, the Company had an allowance for doubtful accounts of $26,000 and $26,000, respectively.

The payment terms and conditions in customer contracts vary. Customers required to prepay are represented by deferred revenues, included in Accrued Liabilities on the Balance Sheets, until the Company’s performance obligations are satisfied. Invoiced customers are typically required to pay within 30 days of invoicing. Deferred revenue was as follows:

Balance as of January 1, 2021	$307,500
Additions	22,500
Recognized as revenue	(307,500)
Balance as of December 31, 2021	22,500
Additions	229,813
Recognized as revenue	(239,313)
Balance as of December 31, 2022	$13,000

Shipping and Handling Costs: The Company classifies shipping and handling costs for products shipped to customers as a component of “Cost of revenues” on the Company’s Statements of Operations. Customer payments of shipping and handling costs are recorded as a component of Revenues.

Share-Based Compensation: The Company measures and recognizes compensation expense for all share-based payment awards made to employees, officers, directors, and consultants based on estimated fair values. The value of the portion of the award that is ultimately expected to vest, net of estimated forfeitures, is recognized as expense on a straight-line basis, over the requisite service period in the Company’s Statements of Operations. Forfeitures are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates the fair value of its restricted stock awards as its stock price on the grant date.

Research, Development and Manufacturing Operations Costs: Research, development and manufacturing operations expenses were $5,975,921 and $4,140,319 for the years ended December 31, 2022 and 2021, respectively. Research, development and manufacturing operations expenses include: 1) technology development costs, which include expenses incurred in researching new technology, improving existing technology and performing federal government research and development contracts, 2) product development costs, which include expenses incurred in developing new products and lowering product design costs, and 3) pre-production and production costs, which include engineering efforts to improve production processes, material yields and equipment utilization, and manufacturing efforts to produce saleable product. Research, development and manufacturing operations costs are expensed as incurred, with the exception of costs related to inventoried raw materials, work-in-process and finished goods, which are expensed as cost of revenue as products are sold.

F-11

Marketing and Advertising Costs: Marketing and advertising costs are expensed as incurred. Marketing and advertising expenses were $7,605 and $8,912 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes: Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates as of the date of enactment. Interest and penalties, if applicable, would be recorded in operations.

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years (2019-2022) in these jurisdictions. The Company believes its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company’s financial condition, results of operations, or cash flows. Therefore, no reserves for uncertain income tax positions have been recorded.

Earnings per Share: Earnings per share (“EPS”) are the amount of earnings attributable to each share of common stock. Basic EPS has been computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders includes dividends on cumulative preferred stock (whether or not earned). Diluted earnings per share have been computed by dividing net income adjusted on an if-converted basis for the period by the weighted average number of common shares and potentially dilutive common share outstanding (which consist of options and convertible securities using the treasury stock method or the if-converted method, as applicable, to the extent they are dilutive).

Approximately 1.4 million dilutive shares and 3.9 million warrants for the year ended December 31, 2022 and approximately 28.2 million dilutive shares for the year ended December 31, 2021 were omitted because they were anti-dilutive.

Fair Value Estimates: Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses fair value hierarchy based on three levels of inputs, of which, the first two are considered observable and the last unobservable, to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain long-lived assets and current liabilities have been measured at fair value on a recurring and non-recurring basis. The carrying amount of our long-term debt outstanding approximates fair value because the Company's current borrowing rate does not materially differ from market rates for similar bank borrowings and are considered to be Level 2. The carrying value for cash and cash equivalents, accrued expenses and other assets and liabilities approximate their fair values due to their short maturities.

Reclassifications: Certain prior year balances have been reclassified to conform to current year presentation. Specifically, prior year accrued expenses was disaggregated to conform to the current year presentation.

F-12

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for smaller reporting public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Management is evaluating the impact of this ASU on the Company’s financial statement presentation.

Other new pronouncements issued but not effective as of December 31, 2022 are not expected to have a material impact on the Company’s financial statements.

NOTE 4. LIQUIDITY, CONTINUED OPERATIONS, AND GOING CONCERN

The Company is currently focusing on integrating its PV products into scalable and high value markets which includes agrivoltaics, aerospace, etc. and has limited PV production at its manufacturing facility. The Company does not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements until it has fully implemented its relaunch strategy. During the year ended December 31, 2022 the Company used $10,506,575 in cash for operations. As of December 31, 2022, the Company had $662,321 in accounts and related party payables and $559,060 in interest payable.

Additionally, projected product revenues are not anticipated to result in a positive cash flow position for the year 2023 overall and, as of December 31, 2022, the Company has a working capital of $7,470,521. Although the Company has working capital, additional financing will be required for the Company to reach a level of sufficient sales to achieve profitability.

The Company continues to seek additional funding through strategic or financial investors, but there is no assurance the Company will be able to raise additional capital on acceptable terms or at all. If the Company's revenues do not increase rapidly, and/or additional financing is not obtained, the Company will be required to significantly curtail operations to reduce costs and/or sell assets. Such actions would likely have an adverse impact on the Company's future operations.

As a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

Management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 5. RELATED PARTY TRANSACTIONS

On September 15, 2021, the Company entered into a Long-Term Supply and Joint Development Agreement (“JDA”) with TubeSolar, a significant stakeholder in the Company. Under the terms of the JDA, the Company will produce, and TubeSolar will purchase, thin-film PV foils (“PV Foils”) for use in TubeSolar’s solar modules for agricultural photovoltaic (“APV”) applications that require solar foils for its production. Additionally, the Company will receive (i) up to $4 million of non-recurring engineering (“NRE”) fees, (ii) up to $13.5 million of payments upon achievement of certain agreed upon production and cost structure milestones and (iii) product revenues from sales of PV Foils to TubeSolar. The JDA has no fixed term, and may only be terminated by either party for breach. The Company recognized $512,000 of NRE revenue and $3,000 product revenue under the JDA during the year ended December 31, 2022. The Company recognized $40,000 in product revenue from TubeSolar during the year ended December 31, 2021.

The Company and TubeSolar also established Ascent Solar Technologies Germany GmbH (“Ascent Germany”), in which TubeSolar holds of 30% of the entity. Ascent Germany was established to operate a PV manufacturing facility in Germany that will produce and deliver PV Foils exclusively to TubeSolar. Until Ascent Germany’s facility is fully operational, PV Foils will be manufactured in the Company’s existing facility in Thornton, Colorado. The parties expect to jointly develop next generation tooling for use in manufacturing PV Foils at the JV facility. The Company accounts for this investment as an equity method investment as it does not have control of this entity, but does have significant influence over the activities that most significantly impact the entity’s operations and financial performance. The Company contributed $83,559 and $21,205 to Ascent Germany during the years ended December 31, 2022 and 2021, respectively. The Company currently cannot quantify its maximum exposure in this entity.

F-13

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes property, plant and equipment as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Furniture, fixtures, computer hardware and computer software	$482,235	$473,448
Leasehold improvements	87,957	$45,000
Manufacturing machinery and equipment	21,739,504	21,818,624
Manufacturing machinery and equipment, in progress	280,473	88,863
Depreciable property, plant and equipment	22,590,169	22,425,935
Less: Accumulated depreciation and amortization	(22,038,508)	(22,146,273)
Net property, plant and equipment	$551,661	$279,662

Depreciation expense for the years ended December 31, 2022 and 2021 was $56,477 and $19,423, respectively. Depreciation expense is recorded under “Depreciation and amortization expense” in the Statements of Operations.

NOTE 7. OPERATING LEASES

The Company’s operating leases are primarily comprised of approximately 100,000 rentable square feet for its manufacturing and operations and a Company car. The building lease term is for 88 months commencing on September 21, 2020 at a rent of $50,000 per month including taxes, insurance and common area maintenance until December 31, 2020. Beginning January 1, 2021, the rent adjusted to $80,000 per month on a triple net basis and shall increase at an annual rate of 3% per annum until December 31, 2027.

As of December 31, 2022 and 2021, assets and liabilities related to the Company's lease were as follows:

	As of December 31,
	2022	2021
Operating lease right-of-use assets, net	$4,324,514	$4,984,688
Current portion of operating lease liability	733,572	646,742
Non-current portion of operating lease liability	3,827,878	4,532,490

During the years ended December 31, 2022 and 2021 the Company recorded operating lease costs included in Selling, general, and administrative expenses on the Statement of Operations of $1,042,346 and $1,033,570, respectively.

Future maturities of the operating lease liability are as follows:

2023	$1,029,633
2024	1,060,187
2025	1,090,196
2026	1,112,903
2027	1,146,291
Total lease payments	$5,439,210
Less amounts representing interest	$(877,760)
Present value of lease liability	$4,561,450

The remaining weighted average lease term and discount rate of the operating lease is 59.8 months and 7.0% respectively.

F-14

NOTE 8. INVENTORIES

Inventories consisted of the following at December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Raw materials	$577,799	$575,154
Work in process	37,351	15,803
Finished goods	133	1,215
Total	$615,283	$592,172

NOTE 9. NOTES PAYABLE

Prior to 2020, the Company entered into an agreement with A vendor (“Vendor”) to convert the balance of their account into a note payable in the amount of $250,000. The note bears interest of 5% per annum and matured on February 28, 2018. As of December 31, 2022, the Company had not made any payments on this note, the accrued interest was $68,836, and the note is due upon demand. This note is recorded as Other payable in the Balance Sheets.

NOTE 10. SECURED PROMISSORY NOTE

Global Ichiban Secured Promissory Notes

As of January 1, 2021, the Company had an outstanding secured convertible promissory notes issued to Global Ichiban Limited (“Global”) with a principal amount of $5,800,000 (“GI Note”) and remaining discount of $394,363. Principal on the GI Note, if not converted, would be payable in a lump sum on September 30, 2022. The GI Note does not bear any accrued interest but bears a default interest rate of 18% in the event of a default. The GI Note is secured by a lien on substantially all of the Company’s assets pursuant to the Security Agreement dated November 30, 2017 (the “Security Agreement”) entered into between the Company and Global. On March 9, 2021, the Company entered into a settlement agreement (“Settlement”) with Global. Pursuant to the Settlement, the Company issued 33,600 shares of Common Stock of the Company to Global in exchange for the cancellation of the remaining GI Note of $5,800,000.

The conversion option associated with the GI Note was deemed to include an embedded derivative that required bifurcation and separate accounting under ASC Topic 815, Derivative and Hedging. As such, the Company ascertained the value of the conversion option as if separate from the convertible issuance and recorded that value as a derivative liability. The fair value measurements rely primarily on Company-specific inputs and the Company’s own assumptions. With the absence of observable inputs, the Company determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy. The derivative associated with the notes approximates management’s estimate of the fair value of the embedded derivative liability based on using a Monte Carlo simulation following a Geometric Brownian Motion.

Management assessed the fair value of this embedded derivative, as of January 1, 2021, using the following assumptions: annual volatility of 62%, and a dividend yield of 0%. As a result of the fair value assessment, the Company valued the derivative liability at $5,303,984 as of January 1, 2021.

On March 9, 2021, as a result of the Settlement, the entire GI Note was canceled and the Company recorded an aggregate net gain of $5,303,984 as “Change in fair value of derivatives and gain/loss on extinguishment of liabilities, net” in the Statement of Operations to properly reflect that the value of the embedded derivative had been eliminated.

F-15

NOTE 11. PROMISSORY NOTES

SBA PPP

On April 17, 2020, the Company obtained a PPP Loan from Vectra Bank Colorado (“Vectra”) in the aggregate amount of $193,200, which was established under the CARES Act, as administered by the Small Business Association (“SBA”). Under the terms of the CARES Act and the PPP, all or a portion of the principal amount of the PPP Loan is subject to forgiveness so long as, over the 24-week period following the Company’s receipt of the proceeds of the PPP Loan, the Company uses those proceeds for payroll costs, rent, utility costs or the maintenance of employee and compensation levels. The PPP Loan is unsecured, guaranteed by the SBA, and has a 2 two-year term, maturing on April 17, 2022. Interest accrues on the loan beginning with the initial disbursement; however, payments of principal and interest are deferred until Vectra’s determination of the amount of forgiveness applied for by the Company is approved by the SBA. If the Company does not apply for forgiveness within 10 months after the last day of the covered period (defined, at the Company’s election as 24 weeks), such payments will be due that month. On September 4, 2021, the Company received notification from Vectra that the SBA has forgiven the PPP loan. The Company recognized $195,852 of forgiven principal and accrued interest in Change in fair value of derivatives and gain/(loss) on extinguishment of liabilities, net in the Statements of Operations.

NOTE 12. CONVERTIBLE NOTES

The following tables provide a summary of the activity of the Company's convertible notes:

	Principal Balance 1/1/2021	New Notes	Notes assigned or exchanged	Notes converted	Principal Balance 12/31/2021	Less: Discount Balance	Net Principal Balance 12/31/2021
BD1 Notes (related party)	$10,500,000	$—	$(600,000)	$—	$9,900,000	$(2,210,182)	$7,689,818
Crowdex Note (related party)	250,000	—	—	(250,000)	—	—	—
Nanyang Note	—	—	600,000	(100,000)	500,000	(112,971)	387,029
	$10,750,000	$—	$—	$(350,000)	$10,400,000	$(2,323,153)	$8,076,847

	Principal Balance 12/31/2021	New Notes	Notes assigned or exchanged	Notes converted	Principal Balance 12/31/2022	Less: Discount Balance	Net Principal Balance 12/31/2022
Nanyang Note	500,000	—	1,000,000	(1,500,000)	—	—	—
Fleur	—	—	1,000,000	(1,000,000)	—	—	—
Sabby	—	7,500,000	—	(107,101)	7,392,899	(4,777,643)	2,615,256
L1	—	7,500,000	—	—	7,500,000	(4,846,857)	2,653,143
	$10,400,000	$15,000,000	$—	$(10,507,101)	$14,892,899	$(9,624,500)	$5,268,399

BD1 Convertible Note

On December 18, 2020, the Company entered into a securities exchange agreement (“BD1 Exchange Agreement”) with BD1, who had previously acquired $6,252,000 of principal of existing unsecured debt and $1,145,000 of accrued interest from a number of investors. Pursuant to the terms of the BD1 Exchange Agreement, BD1 agreed to surrender and exchange all of its outstanding promissory notes with principal balances of approximately $10.4 million (including accrued interest and default penalties). In exchange, the Company issued to BD1 two unsecured convertible notes with an aggregate principal amount of $10,500,000 (“BD1 Exchange Notes”). The BD1 Exchange Notes do not bear any interest, and will mature on December 18, 2025. BD1 has the right, at any time until the BD1 Exchange Notes are fully paid, to convert any outstanding and unpaid principal into shares of Common Stock at a fixed conversion price equal to $0.50 per share. Accordingly, the Company would issue 21,000,000 shares of Common Stock upon a full conversion of the BD1 Exchange Notes.

On August 13, 2021, BD1 assigned $600,000 of its outstanding principal balance to Nanyang Investment Management Pte Ltd (“Nanyang”). As of December 31, 2021, BD1 held notes with an aggregate principal amount of $9,900,000 convertible to 19,800,000 shares of common stock.

On January 3, 2022, BD1 assigned $1,000,000 of its convertible notes to Fleur Capital Pte Ltd (“Fleur”). On January 21, 2022, BD1 assigned $1,000,000 of its convertible notes to Nanyang . The aggregate remaining principal balance held by BD1 after these assignments was $7,900,000. On February 1, 2022, BD1 converted all of their remaining $7,900,000 aggregate outstanding principal amount into 15,800,000 shares of common stock. The remaining discount of approximately $1,721,000 was charged to interest expense upon conversion.

F-16

Nanyang Convertible Note

On August 13, 2021, as discussed above, BD1 assigned $600,000 of the BD1 Exchange Notes to Nanyang. This note does not bear any interest and will mature on December 18, 2025. Nanyang has the right, at any time until the note is fully paid, to convert any outstanding and unpaid principal into share of common stock at a fixed conversion price equal to $0.50 per share. Accordingly, the Company would issue 1,200,000 common shares upon full conversion of this note. Shares of common stock may not be issued pursuant to this note if, after giving effect to the conversion or issuance, Nanyang, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding shares of the Company’s common stock.

On October 13, 2021, $100,000 of Nanyang’s convertible notes were converted into 200,000 shares of common stock. As of December 31, 2021, Nanyang held notes with an aggregate principal amount of $500,000 convertible to 1,000,000 shares of common stock.

On January 21, 2022, as discussed above, BD1 assigned $1,000,000 of the BD1 Convertible Notes to Nanyang. This note does not bear any interest and will mature on December 18, 2025. Nanyang has the right, at any time until the note is fully paid, to convert any outstanding and unpaid principal into shares of common stock at a fixed conversion price equal to $0.50 per share. Shares of common stock may not be issued pursuant to this note if, after giving effect to the conversion or issuance, Nanyang, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding shares of the Company’s common stock. The discount on the principal is charged to interest expense, ratably, over the life of the note.

On February 2, 2022, Nanyang converted $600,000 of their convertible notes into 1,200,000 shares of common stock. The associated discount on the converted portion of the notes of approximately $133,000 was charged to interest expense.

In July 2022, the Company and Nanyang agreed to waive the 4.99% cap on securities beneficially owned by Nanyang and its affiliates. On July 11, 2022, Nanyang converted all of their remaining $900,000 balance of their convertible notes into 1,800,000 shares of common stock. The remaining associated discount of approximately $176,000 on the note was charged to interest expense.

Fleur Convertible Note

On January 21, 2022, as discussed above, BD1 assigned $1,000,000 of the BD1 Convertible Notes to Fleur. This note does not bear any interest and will mature on December 18, 2025. Fleur has the right, at any time until the note is fully paid, to convert any outstanding and unpaid principal into shares of common stock at a fixed conversion price equal to $0.50 per share. Shares of common stock may not be issued pursuant to this note if, after giving effect to the conversion or issuance, Fleur, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding shares of the Company’s common stock. The discount on the principal is charged to interest expense, ratably, over the life of the note.

On February 2, 2022, Fleur converted $700,000 of their convertible notes into 1,400,000 shares of common stock. The associated discount on the converted portion of the notes of approximately $155,000 was charged to interest expense. The discount on the remaining principal will be charged to interest expense, ratably, over the life of the note.

In July 2022, the Company and Fleur agreed to waive the 4.99% cap on securities beneficially owned by Fleur. On July 11, 2022, Fleur converted all of their remaining $300,000 balance of their convertible notes into 600,000 shares of common stock. The remaining associated discount of approximately $59,000 on the note was charged to interest expense.

Sabby / L1 Convertible Note

On December 19, 2022, the Company entered into a Securities Purchase Contract (the “Purchase Contract”) with two institutional investors (each, an “Investor” and collectively, the “Investors”) for the issuance of $12,500,000 in aggregate principal amount of Senior Secured Original Issue 10% Discount Convertible Advance Notes, for a purchase price of $11,250,000 in cash, net of an original issuance discount of $1,250,000 (the “Registered Advance Notes”), which matures in 18 months, bears 4.5% interest per annum, payable, at the option of the Company, in kind or in cash, subject to certain conditions, and is convertible, at the option of the holders from time to time, into shares of the Company’s Common Stock, or repayable in cash at maturity.

Under the Purchase Contract, in a concurrent private placement (the “Private Placement”), the Company issued to the Investors an additional $2,500,000 in aggregate principal amount of Senior Secured Original Issue 10% Discount Convertible Advance Notes, for a purchase price of $2,250,000 in cash, net of an original issuance discount of $250,000 (the “Private Placement Advance Notes” and, together with the Registered Advance Notes, the “Advance Notes”), which matures in 18 months, bears 4.5% interest per annum, payable, at the option of the Company, in kind or in cash, subject to certain conditions, and is convertible, at the option of the holders from time to time, into shares of the Company’s Common Stock, or repayable in cash at maturity.

F-17

The Advanced Notes are also secured by a pledge of all assets of the Company pursuant to a Security Agreement, dated as of December 19, 2022 and can be converted, at the option of the Investors, into shares of the Company’s Common Stock at a conversion price, which is equal to the lower of (1) a 30% premium to the average of the five most recent daily volume weighted average price (“VWAPs”) of the Common Stock as measured on the day prior to the issuance of the Registered Advance Notes (the “Fixed Conversion Price”) and (2) 92.5% of the three lowest VWAPs of the Common Stock on the 10 trading days preceding delivery of a Conversion Notice by an Investor. The conversion price cannot be less than $0.57 if required in accordance with the rules and regulations of Nasdaq. An Investor (together with its affiliates) may not convert any portion of such Investor’s Advance Notes to the extent that the Investor would beneficially own more than 4.99% of the Company’s outstanding shares of Common Stock after conversion, except that upon at least 61 days prior notice from the Investor to the Company, the Investor may increase the maximum amount of its beneficial ownership of the Company’s outstanding shares of Common Stock after converting the holder’s Advance Notes to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion.

Additionally, the Investors have the option to require early prepayment of the principal amount of the Registered Advance Notes in cash from up to 30% of the gross proceeds of any subsequent issuance by the Company, for cash, of shares of the Company’s Common Stock or convertible securities, or any combination of units thereof. The Company, pursuant to the terms in the Purchase Contract, 210 days after the date of the Purchase Contract, may request that one of the Investors (the “Additional Advance Notes Investor”) acquire from the Company for a purchase price equal to 90% of the principal amounts thereof, additional Advance Notes (the “Additional Advance Notes”) to be issued in a registered direct offering in an aggregate principal amount not to exceed $1,000,000 (or, with the consent of the Additional Advance Notes Investor, $2,000,000) in any given month, up to an aggregate principal amount of $35,000,000 of Additional Advance Notes, provided, however, that no more than one Additional Advance Note may be issued during any 30-day period.

The Company also issued to the Investors warrants to purchase up to 2,513,406 shares of Common Stock (the “Warrants”), which have a five-year term and an exercise price of $3.93 per share, in each case subject to adjustment in accordance with the terms thereof. The Warrants are exercisable for cash. If, at the time the holder exercises any Warrants, a registration statement registering the issuance of the shares of Common Stock underlying the Warrants is not then effective or available for the issuance of such shares, then the Warrants may be net exercised on a cashless basis according to a formula set forth in the Warrants. There were 2,513,406 warrants outstanding as of December 31, 2022.

On December 19, 2022, the Company received $13,500,000 of gross proceeds from the Investors. The $13,500,000 was allocated between the Advanced Notes and Warrants purchased based on the relative fair value of these instruments. The fair value of the Advanced Notes was estimated as the proceeds received and the fair value of the Warrants was determined using the Black Scholes model using the following inputs and are both considered to be Level 2 inputs on the fair value hierarchy:

Warrants
Expected stock price volatility	129.5%
Dividend yield	0%
Risk-free interest rate	3.7%
Expected life of the warrants (in years)	2.5

Additionally, the Company determined the conversion feature was beneficial to the Investors at the date of issuance. The Company allocated a portion of the proceeds to the beneficial conversion feature ("BCF") based on its intrinsic value. The Company then allocated transaction costs based on these allocations resulting in the following allocation of proceeds:

	Gross Amount	Allocation	Original Note Discount	Transaction Costs	Net Amount
Convertible Debt	$15,000,000	$(7,480,058)	$(1,500,000)	$(930,678)	$5,089,264
Warrants	—	2,990,029	—	(462,256)	2,527,773
BCF	—	4,490,029	—	(694,155)	3,795,874
	$15,000,000	$—	$(1,500,000)	$(2,087,089)	$11,412,911

The discount on the note is recorded as interest expense ratably over the term of the note. During the year ended December 31, 2022, an Investor converted $107,101 principal into 70,000 shares of Common Stock. Interest payable on the Advance Notes, as of December 31, 2022 is approximately $22,100.

F-18

NOTE 13. SERIES A PREFERRED STOCK

Holders of Series A Preferred Stock are entitled to cumulative dividends at a rate of 8% per annum when and if declared by the Board of Directors at its sole discretion. The dividends may be paid in cash or in the form of common stock (valued at 10% below market price, but not to exceed the lowest closing price during the applicable measurement period), at the discretion of the Board of Directors. The dividend rate on the Series A Preferred Stock is indexed to the Company's stock price and subject to adjustment.

The Series A Preferred Stock may be converted into shares of common stock at the option of the Company if the closing price of the common stock exceeds $1,160,000, as adjusted, for twenty consecutive trading days, or by the holder at any time. The Company has the right to redeem the Series A Preferred Stock at a price of $8.00 per share, plus any accrued and unpaid dividends. At December 31, 2022, the preferred shares were not eligible for conversion to common shares at the option of the Company. The holder of the preferred shares may convert to common shares at any time. After making adjustment for the Company’s prior reverse stock splits, all 48,100 outstanding Series A preferred shares are convertible into less than one common share. Upon any conversion (whether at the option of the Company or the holder), the holder is entitled to receive any accrued but unpaid dividends.

Except as otherwise required by law (or with respect to approval of certain actions), the Series A Preferred Stock shall have no voting rights. Upon any liquidation, dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A Preferred Stock shall be entitled to receive, pari passu with any distribution to the holders of common stock of the Company, an amount equal to $8.00 per share of Series A Preferred Stock plus any accrued and unpaid dividends.

As of December 31, 2022, there were 48,100 shares of Series A Preferred Stock outstanding and accrued and unpaid dividends of $465,501.

NOTE 14. SERIES 1A PREFERRED STOCK

Each share of Series 1A Preferred Stock has an original issue price of $1,000 per share. Shares of the Series 1A Preferred Stock are convertible into common stock at a fixed conversion price equal to $0.50 per common share, subject to standard ratable anti-dilution adjustments.

Outstanding shares of Series 1A Preferred Stock are entitled to vote together with the holders of common stock as a single class (on an as-converted to common stock basis) on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stock holders (or written consent of stockholders in lieu of meeting).

Holders of the Series 1A Preferred Stock are not entitled to any fixed rate of dividends. If the Company pays a dividend or otherwise makes a distribution payable on shares of common stock, holders of the Series 1A Preferred Stock will receive such dividend or distribution on an as-converted to common stock basis. There are no specified redemption rights for the Series 1A Preferred Stock. Upon liquidation, dissolution or winding up, holders of Series 1A Preferred Stock will be entitled to be paid out of the Company’s assets, prior to the holders of our common stock, an amount equal to $1,000 per share plus any accrued but unpaid dividends (if any) thereon.

As of January 1, 2021, Crowdex Investment, LLC ("Crowdex") owned 1,300 shares of Series 1A Preferred Stock. On February 1, 2022, Crowdex converted their 1,300 shares of Series 1A Preferred Stock into 2,600,000 shares of common stock.

On January 4, 2021, the Company entered into a securities purchase agreement (“Series 1ATranche 2 SPA”) with TubeSolar. Pursuant to the Series 1A Tranche 2 SPA, the Company sold 2,500 shares of Series 1A Preferred Stock to TubeSolar and received $2,500,000 of gross proceeds on January 5, 2021. During the year ended December 31, 2021, TubeSolar converted 100 shares of Series 1A Preferred Stock into 200,000 shares of common stock. On February 1, 2022 TubeSolar converted their remaining 2,400 shares of Series 1A Preferred Stock into 4,800,000 shares of common stock.

NOTE 15. STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

At, the Company had 500 million shares of common stock, $0.0001 par value, authorized for issuance. Each share of common stock has the right to one vote. As of December 31, 2022, the Company had 34,000,812 shares of common stock outstanding. The Company has not declared or paid any dividends related to the common stock through December 31, 2022.

On March 4, 2021, Baybridge purchased 15,000 shares of the Company’s common stock for an aggregate purchase price of $3,000,000.

On August 2, 2021, the Company entered into a common stock purchase agreement (“Common Stock SPA”) with BD1 for the placement of 133,333 shares of the Company’s common stock for an aggregate purchase price of $10,000,000. The first tranche of 66,667 shares for $5,000,000 closed on September 2, 2021 and the second tranche closed on November 5, 2021.

F-19

Private Placement Offering

On August 4, 2022, the Company received $1,000,000 of gross proceeds pursuant to an unsecured convertible promissory note (the “Bridge Note”) sold and issued to Lucro Investments VCC – ESG Opportunities Fund (“Lucro”), an affiliate of Fleur. The Bridge Note matures on February 3, 2023 (the “Maturity Date”) and does not bear interest (except in the event of a default). If the Company completes a “Qualified Financing”, the $1 million outstanding principal amount of the Bridge Note will automatically convert into the type of securities offered by the Company in the Qualified Financing on the same pricing, terms and conditions as specified in the Qualified Financing. A Qualified Financing is defined as (i) the Company’s issuance and sale of shares of its equity or equity-linked securities to investors, (ii) on or before the Maturity Date, (iii) in a financing with total proceeds to the Company of at least $5,000,000 (inclusive of the conversion of the $1,000,000 Bridge Note), and (iv) which financing would result in the listing of the Company’s common stock on the Nasdaq Capital Market (“Nasdaq”).

On August 8, 2022, the Company entered into a securities purchase agreement (“SPA”) with Lucro for the private placement (the “Common Stock Private Placement”) of an aggregate of 943,397 shares (the “Shares”) of the Company’s common stock and warrants exercisable for up to an additional 1,415,095 shares of Common Stock (the “Warrants”). The Shares and Warrants were sold in units (the “Units”) at a fixed price of $5.30 per Unit. Each Unit consists of (i) one Share and (ii) Warrants exercisable for 1.5 shares of Common Stock.

Each Warrant is exercisable for five years at an exercise price of $5.30 per one share of Common Stock. The holder may not exercise the Warrants to the extent that, after giving effect to such exercise, the holder would beneficially own in excess of 9.99% of the shares of Common Stock outstanding, or, at the holder’s election on not less than 61 days notice, 19.99%. The Warrants are exercisable for cash. If, at the time the holder exercises any Warrants, a registration statement registering the issuance of the shares of Common Stock underlying the Warrants is not then effective or available for the issuance of such shares, then the Warrants may be net exercised on a cashless basis according to a formula set forth in the Warrants. There were 1,415,905 warrants outstanding at December 31, 2022.

On August 19, 2022, the Company received $4,000,000 of gross proceeds from the Common Stock Private Placement and the $1,000,000 Bridge Note was canceled and converted into Common Stock and Warrants. The $5,000,000 was allocated between the Common Stock and Warrants purchased based on the relative fair value of these instruments. The fair value of the Common Stocks was determined using the closing price of the stock at close if the SPA (Level 1 on the fair value hierarchy) and the fair value of the Warrants was determined using the Black Scholes model using the following inputs (Level 2 on the fair value hierarchy):

Warrants
Expected stock price volatility	82%
Dividend yield	0%
Risk-free interest rate	3%
Expected life of the warrants (in years)	5

Warrants

As of December 31, 2022, there are 3,929,311 outstanding warrants with exercise prices between $3.93 and $5.30 per share.

F-20

Preferred Stock

December 31, 2022, the Company had 25,000,000 shares of preferred stock, $0.0001 par value, authorized for issuance. Preferred stock may be issued in classes or series. Designations, powers, preferences, rights, qualifications, limitations and restrictions are determined by the Company’s Board of Directors. The following table summarizes the designations, shares authorized, and shares outstanding for the Company’s Preferred Stock:

Preferred Stock Series Designation	Shares Authorized	Shares Outstanding
Series A	750,000	48,100
Series 1A	5,000	—
Series B-1	2,000	—
Series B-2	1,000	—
Series C	1,000	—
Series D	3,000	—
Series D-1	2,500	—
Series E	2,800	—
Series F	7,000	—
Series G	2,000	—
Series H	2,500	—
Series I	1,000	—
Series J	1,350	—
Series J-1	1,000	—
Series K	20,000	—

Series A Preferred Stock

Refer to Note 13 for Series A Preferred Stock activity.

Series 1A Preferred Stock

Refer to Note 14 for Series 1A Preferred Stock activity.

Series B-1, B-2, C, D, D-1, E, F, G, H, I, J, J-1, and K Preferred Stock

There were no transactions involving the Series B-1, B-2, C, D, D-1, E, G, H, I, J, J-1, or K during the years ended December 31, 2022 and 2021.

NOTE 16. SHARE-BASED COMPENSATION

On September 21, 2022, the Company’s Board of Directors appointed Jeffrey Max as the Company’s new Chief Executive Officer and granted an inducement grant of restricted stock units (“RSUs”) for an aggregate of 3,534,591 shares of Ascent’s common stock. 20% of the RSUs are fully vested upon grant. The remaining 80% of the RSUs vests in equal monthly increments over the next 36 months. Any outstanding and unvested RSUs will accelerate and fully vest upon the earlier of (i) a change of control and (ii) the termination of Mr. Max’s employment for any reason other than (x) by the Company for cause or (y) by Mr. Max without good reason. The estimated fair value of the restricted stock unit is $5.37, the closing price at grant date. The RSUs will settle in eight equal increments on the last business day of each calendar quarter beginning with the initial settlement date of September 30, 2024.

On December 12, 2022, the Company’s Board of Directors appointed Paul Warley as the Company’s new Chief Financial Officer and granted him an inducement grant of RSUs for an aggregate of 700,000 shares of Ascent’s common stock. 20% of the RSUs are fully vested upon grant. The remaining 80% of the RSUs vests in equal monthly increments over the next 36 months. Any outstanding and unvested RSUs will accelerate and fully vest upon the earlier of (i) a change of control and (ii) the termination of Mr. Warley’s employment for any reason other than (x) by the Company for cause or (y) by Mr. Warley without good reason. The estimated fair value of the restricted stock unit is $2.98, the closing price at grant date. The RSUs will settle in eight equal increments on the last business day of each calendar quarter beginning with the initial settlement date of December 31, 2024.

The Company recognized share-based compensation expense related to restricted stock grants of $5,478,734 for the year ended December 31, 2022.

F-21

Total unrecognized share-based compensation expense from unvested restricted stock as of December 31, 2022 was approximately $15,588,000 is expected to be recognized over a weighted average period of approximately 33.5 months. As of December 31, 2022, 3,152,033 shares were expected to vest in the future. The following table summarizes non-vested restricted stock and the related activity as of and for the year ended December 31, 2022:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2022	—	$—
Granted	4,234,591	4.97
Vested	(1,082,558)	5.06
Non-vested at December 31, 2022	3,152,033	$4.95

NOTE 17. INCOME TAXES

The Company records income taxes using the liability method. Under this method, deferred tax assets and are computed for the expected future impact of temporary differences between the financial statement and income tax bases of assets and liabilities using current income tax rates and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements. Tax positions must meet a “more-likely-than-not” recognition threshold before a benefit is recognized in the financial statements.

At December 31, 2022, the Company had $233.6 million of cumulative net operating loss carryforwards for federal income tax purposes that were available to offset future taxable income through the year 2037. At December 31, 2022, the Company had $74.7 million of cumulative net operating loss carryforwards for federal income tax purposes that were available to offset future taxable income indefinitely. Under the Internal Revenue Code, the future utilization of net operating losses may be limited in certain circumstances where there is a significant ownership change. The Company prepared an analysis for the year ended December 31, 2012 and determined that a significant change in ownership had occurred as a result of the cumulative effect of the sales of common stock through its offerings. Such change limited the Company’s utilizable net operating loss carryforwards to $298.4 million for the year ended December 31, 2022. Available net operating loss carryforwards may be further limited in the event of another significant ownership change.

Deferred income taxes reflect an estimate of the cumulative temporary differences recognized for financial reporting purposes from that recognized for income tax reporting purposes. At December 31, 2022 and 2021, the components of these temporary differences and the deferred tax asset were as follows:

	As of December 31,
	2022	2021
Deferred Tax Asset
Accrued expenses	$388,000	$104,000
Inventory allowance	83,000	98,000
Other	7,000	5,000
Operating lease liability	1,122,000	1,280,000
Tax effect of NOL carryforward	76,089,000	74,167,000
Share-based compensation	1,348,000	—
Depreciation	(52,000)	596,000
Section 174 costs	355,000	—
Warranty reserve	5,000	5,000
Gross Deferred Tax Asset	79,345,000	76,255,000
Valuation allowance	(78,261,000)	(75,003,000)
Net Deferred Tax Asset	$1,084,000	$1,252,000
Operating lease right-of-use asset, net	(1,064,000)	(1,231,000)
Amortization	(20,000)	(21,000)
Net Deferred Tax Liability	$(1,084,000)	$(1,252,000)
Total	—	—

F-22

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical losses and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is not more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2022. The Company’s deferred tax valuation allowance of $78.3 million reflected above is an increase of $3.3 million from the valuation allowance reflected as of December 31, 2021 of $75.0 million.

As of December 31, 2022, the Company has not recorded a liability for uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax (benefit)/expense. No interest and penalties related to uncertain tax positions were accrued at December 31, 2022.

The Company’s effective tax rate for the years ended December 31, 2022 and 2021 differs from the statutory rate due to the following (expressed as a percentage of pre-tax income):

	2022	2021
Federal statutory rate	21.0%	21.0%
State statutory rate	3.1%	5.4%
Permanent tax differences	(2.9)%	(3.9)%
Derivative/Warrant Revaluation	—%	—%
Debt Discount	—%	12.7%
Deferred true-ups	(3.3)%	4.9%
Deferred rate change	(1.4)%	—%
Other	—%	0.7%
Change in valuation allowance	(16.5)%	(40.8)%
Effective tax rate	—%	—%

F-23

NOTE 18. COMMITMENTS AND CONTINGENCIES

On September 21, 2022, the Company and Mr. Lee entered into a Separation Agreement and Release of Claims September 21, 2022 (the “Separation Agreement”). Under the Separation Agreement Mr. Lee is entitled, subject to his non-revocation of a general release of claims in favor of the Company, to the following separation benefits: (i) payment of twelve (12) months salary equal to $360,000, which amount shall be payable in accordance with the Company’s customary payroll practices and regular payroll time periods as in effect from time to time; (ii) the Company will pay Mr. Lee’s $200,000 declared but unpaid cash bonus in two installments; and (iii) the Company shall pay COBRA premiums at the Company’s current contribution level for the next 12 months. The Company accrued liabilities of approximately $363,000 included in Severance Payable on the Balance Sheet as of December 31, 2022.

The Company is subject to various legal proceedings, both asserted and unasserted, that arise in the ordinary course of business. The Company cannot predict the ultimate outcome of such legal proceedings or in certain instances provide reasonable ranges of potential losses. However, as of the date of this report, the Company believes that none of these claims will have a material adverse effect on its financial position or results of operations. In the event of unexpected subsequent developments and given the inherent unpredictability of these legal proceedings, there can be no assurance that the Company’s assessment of any claim will reflect the ultimate outcome, and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company’s financial position or results of operations in particular annual periods.

NOTE 19. RETIREMENT PLAN

The Company has a qualified 401(k) plan which provides retirement benefits for all of its eligible employees. Under the plan, employees become eligible to participate at the first entry date, provided they are at least 21 years of age. The Company will match 100% of the first four percent of employee contributions. In addition, the Company may make discretionary contributions to the Plan as determined by the Board of Directors. Employees are immediately vested in all salary reduction contributions. Employer contributions vest over a three-year period, one-third per year. Employer 401(k) match expense was $129,040 and $31,423 for the year ended December 31, 2022 and 2021, respectively. 401(k) match expenses are recorded under “Research, development and manufacturing operations" expense and “Selling, general and administrative" expense in the Statements of Operations.

NOTE 20. SUBSEQUENT EVENTS

Subsequent to December 31, 2022, Sabby and L1 converted approximately $2.5 million principal into 2,928,105 shares of Common Stock.

F-24

ASCENT SOLAR TECHNOLOGIES, INC.
CONDENSED BALANCE SHEETS

(unaudited)

	June 30,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	$905,621	$11,483,018
Trade receivables, net of allowance of $0 and $26,000, respectively	14,916	1,769
Inventories, net	678,288	615,283
Prepaid and other current assets	302,044	344,110
Total current assets	1,900,869	12,444,180

Property, Plant and Equipment:	26,431,542	22,590,169
Accumulated depreciation	(22,079,147)	(22,038,508)
Property, Plant and Equipment, net	4,352,395	551,661

Other Assets:
Operating lease right-of-use assets, net	3,929,876	4,324,514
Patents, net of accumulated amortization of $163,803 and $154,218 respectively	78,567	79,983
Equity method investment	67,685	61,379
Other non-current assets	1,332,471	1,214,985
	5,408,599	5,680,861
Total Assets	$11,661,863	$18,676,702
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$1,152,303	$595,157
Related party payables	15,193	67,164
Accrued expenses	783,276	888,869
Accrued payroll	491,895	927,264
Accrued professional services fees	784,551	952,573
Accrued interest	672,969	559,060
Current portion of operating lease liability	765,378	733,572
Conversions payable (Note 11)	500,370	—
Current portion of convertible notes, net	5,606,467	—
Other payable	250,000	250,000
Total current liabilities	11,022,402	4,973,659
Long-Term Liabilities:
Non-current operating lease liabilities	3,411,364	3,827,878
Non-current convertible notes, net	—	5,268,399
Accrued warranty liability	21,225	21,225
Total liabilities	14,454,991	14,091,161
Commitments and contingencies (Note 16)
Stockholders’ Equity (Deficit):
Series A preferred stock, $.0001 par value; 750,000 shares authorized; 48,100 and 48,100 shares issued and outstanding, respectively ($874,485 and $850,301 Liquidation Preference, respectively)	5	5
Common stock, $0.0001 par value, 500,000,000 authorized; 55,937,658 and 34,000,812 shares issued and outstanding, respectively	5,566	3,400
Additional paid in capital	466,294,127	452,135,653
Accumulated deficit	(469,078,672)	(447,537,493)
Accumulated other comprehensive loss	(14,154)	(16,024)
Total stockholders’ equity (deficit)	(2,793,128)	4,585,541
Total Liabilities and Stockholders’ Equity (Deficit)	$11,661,863	$18,676,702

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-25

ASCENT SOLAR TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues
Products	$86,385	$627,571	$185,610	$681,781
Milestone and engineering	14,916	10,000	39,916	522,000
Total Revenues	101,301	637,571	225,526	1,203,781
Costs and Expenses
Costs of revenue	666,269	576,994	1,128,064	1,109,885
Research, development and manufacturing operations	822,321	1,453,273	2,488,016	2,859,595
Selling, general and administrative	1,178,832	871,881	2,770,652	1,693,145
Share-based compensation	560,861	—	1,965,311	—
Depreciation and amortization	24,443	17,838	50,224	34,503
Total Costs and Expenses	3,252,726	2,919,986	8,402,267	5,697,128
Loss from Operations	(3,151,425)	(2,282,415)	(8,176,741)	(4,493,347)
Other Income/(Expense)
Other income/(expense), net	—	2,000	10,000	2,000
Interest expense	(761,877)	(32,370)	(1,829,913)	(2,118,685)
Total Other Income/(Expense)	(761,877)	(30,370)	(1,819,913)	(2,116,685)
Income/(Loss) on Equity Method Investments	(170)	—	(170)	(2)
Net Income/(Loss)	$(3,913,472)	$(2,312,785)	$(9,996,824)	$(6,610,034)
Net Income/(Loss) Per Share (Basic and Diluted)	$(0.33)	$(0.08)	$(0.53)	$(0.25)
Weighted Average Common Shares Outstanding (Basic)	46,887,774	30,587,415	41,208,236	26,154,266
Weighted Average Common Shares Outstanding (Diluted)	46,887,774	30,587,415	41,208,236	26,154,266
Other Comprehensive Income/(Loss)
Foreign currency translation gain/(loss)	(4,836)	(6,256)	1,870	(13,353)
Net Comprehensive Income/(Loss)	$(3,918,308)	$(2,319,041)	$(9,994,954)	$(6,623,387)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-26

ASCENT SOLAR TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(unaudited)
For the Three and Six Months Ended June 30, 2023

	Series A Preferred Stock		Series 1B Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Other Accumulated Comprehensive	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	(Deficit)
Balance at January 1, 2023	48,100	$5	—	$—	34,000,812	$3,400	$452,135,653	$(447,537,493)	$(16,024)	$4,585,541
Impact of adopting ASU 2020-06	—	—	—	—	—	—	(3,795,874)	109,631	—	(3,686,243)
Balance at January 1, 2023, as adjusted	48,100	$5	—	$—	34,000,812	$3,400	$448,339,779	$(447,427,862)	$(16,024)	$899,298
Conversion of L1 Note into Common Stock	—	—	—	—	1,440,090	144	508,596	—	—	508,740
Conversion of Sabby Note into Common Stock	—	—	—	—	2,051,052	205	1,083,513	—	—	1,083,718
Share-based compensation	—	—	—	—	—	—	1,404,450	—	—	1,404,450
Net Loss	—	—	—	—	—	—	—	(6,083,352)	—	(6,083,352)
Foreign Currency Translation Loss	—	—	—	—	—	—	—	—	6,706	6,706
Balance at March 31, 2023	48,100	$5	—	$—	37,491,954	$3,749	$451,336,338	$(453,511,214)	$(9,318)	$(2,180,440)
Conversion of L1 Note into Common Stock	—	—	—	—	7,585,704	759	731,319	—	—	732,078
Conversion of Sabby Note into Common Stock	—	—	—	—	10,575,000	1,058	1,038,873	—	—	1,039,931
Share-based compensation	—	—	—	—	—	—	560,861	—	—	560,861
Proceeds from issurance of Series 1B Preferred Stock	—	—	900	—	—	—	900,000	—	—	900,000
Preferred Stock issuance cost							(20,000)			(20,000)
Common stock issued for services	—	—	—	—	285,000	—	92,750	—	—	92,750
Down round deemed dividend	—	—	—	—	—	—	11,653,986	(11,653,986)	—	—
Net Loss	—	—	—	—	—	—	—	(3,913,472)	—	(3,913,472)
Foreign Currency Translation Loss	—	—	—	—	—	—	—	—	(4,836)	(4,836)
Balance at June 30, 2023	48,100	$5	900	$—	55,937,658	$5,566	$466,294,127	$(469,078,672)	$(14,154)	$(2,793,128)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-27

ASCENT SOLAR TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(unaudited)
For the Three and Six Months Ended June 30, 2022

	Series A Preferred Stock		Series 1A Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Other Accumulated Comprehensive	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	(Deficit)
Balance at January 1, 2022	48,100	$5	3,700	$—	4,786,804	$479	$424,948,698	$(427,782,788)		$(2,833,606)
Conversion of TubeSolar Series 1A Preferred Stock into Common Stock	—	—	(2,400)	—	4,800,000	480	(480)	—	—	—
Conversion of Crowdex Series 1A Preferred Stock into Common Stock	—	—	(1,300)	—	2,600,000	260	(260)	—	—	—
Conversion of BD1 Note into Common Stock	—	—	—	—	15,800,000	1,580	7,898,420	—	—	7,900,000
Conversion of Nanyang Note into Common Stock	—	—	—	—	1,200,000	120	599,880	—	—	600,000
Conversion of Fleur Note into Common Stock	—	—	—	—	1,400,000	140	699,860	—	—	700,000
Net Loss	—	—	—	—	—	—	—	(4,297,249)	—	(4,297,249)
Foreign Currency Translation Loss	—	—	—	—	—	—	—	—	(7,097)	(7,097)
Balance at March 31, 2022	48,100	$5	—	$—	30,586,804	$3,059	$434,146,118	$(432,080,037)	$(7,097)	$2,062,048
Net Loss	—	—	—	—	—	—	—	(2,312,785)	—	(2,312,785)
Foreign Currency Translation Loss	—	—	—	—	—	—	—	—	(6,256)	(6,256)
Balance at June 30, 2022	48,100	$5	—	$—	30,586,804	$3,059	$434,146,118	$(434,392,822)	$(13,353)	$(256,993)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-28

ASCENT SOLAR TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)

	For the Six Months Ended
	June 30,
	2023	2022
Operating Activities:
Net income/(loss)	$(9,996,824)	$(6,610,034)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	50,224	34,503
Share-based compensation	1,965,311	—
Operating lease asset amortization	394,638	340,114
Amortization of debt discount	1,542,085	2,086,301
Loss on equity method investment	170	2
Inventory reserve expense	83,357	—
Changes in operating assets and liabilities:
Accounts receivable	(13,147)	(786,824)
Inventories	(146,362)	(85,934)
Prepaid expenses and other current assets	17,330	(559,774)
Accounts payable	557,146	185,596
Related party payable	(51,971)	7,127
Operating lease liabilities	(384,708)	(322,729)
Accrued interest	113,909	30,383
Accrued expenses	(708,984)	305,585
Net cash used in operating activities	(6,577,826)	(5,375,684)
Investing Activities:
Contribution.s to equity method investment	—	(83,559)
Payments on purchase of assets	(3,841,373)	(66,053)
Patent activity costs	(8,169)	(7,192)
Net cash used in investing activities	(3,849,542)	(156,804)
Financing Activities:
Proceeds from issuance of Series 1B Preferred Stock	880,000	—
Payment of convertible notes	(1,025,423)	—
Net cash used in financing activities	(145,423)	—
Effect of foreign exchange rate on cash	(4,606)
Net change in cash and cash equivalents	(10,577,397)	(5,532,488)
Cash and cash equivalents at beginning of period	11,483,018	5,961,760
Cash and cash equivalents at end of period	$905,621	$429,272
Non-Cash Transactions:
Right-of-use assets acquired through operating lease liabilities	$—	$21,045
Purchase of equipment not yet paid at end of period	$—	$213,922
Non-cash conversions of convertible notes to equity	$3,364,467	$9,200,000
Series 1A preferred stock conversion	$—	$740
Down round deemed dividend	$11,653,986	$—
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$173,600	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-29

ASCENT SOLAR TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Ascent Solar Technologies, Inc. (the “Company") is focusing on integrating its photovoltaic ("PV") products into scalable and high value markets such as agrivoltaics, aerospace, satellites, near earth orbiting vehicles, and fixed wing unmanned aerial vehicles (“UAV”). The value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in these industries, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent has the capability to design and develop finished products for end users in these areas as well as collaborate with strategic partners to design and develop custom integrated solutions for products like fixed-wing UAVs. Ascent sees significant overlap of the needs of end users across these industries and can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

Effective March 13, 2023, the Company redeployed its Thornton manufacturing facility as a Perovskite Center of Excellence and dedicated the facility to the industrial commercialization of the Company's patent-pending Perovskite solar technologies. On April 18, 2023, the Company completed its acquisition of the manufacturing assets of Flisom AG ("Flisom"), a Zurich based thin-film solar manufacturer. The Company will continue to be headquartered in Thornton, CO.

NOTE 2. BASIS OF PRESENTATION

The accompanying, unaudited, condensed financial statements have been derived from the accounting records of the Company as of June 30, 2023, and December 31, 2022, and the results of operations for the three and six months ended June 30, 2023, and 2022.

The accompanying, unaudited, condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, these interim financial statements do not include all of the information and footnotes typically found in U.S. GAAP audited annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair statement have been included. The Condensed Balance Sheet at December 31, 2022, has been derived from the audited financial statements as of that date but does not include all of the information and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. These condensed financial statements and notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Operating results for the three and six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies were described in Note 3 to the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. Except for the adoption of FASB ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) as disclosed below, there have been no significant changes to our accounting policies as of June 30, 2023.

Revenue Recognition:

Product revenue. The Company recognizes revenue for the sale of PV modules and other equipment sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. For module and other equipment sales contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation identified in the contract based on relative standalone selling prices, or estimates of such prices, and recognizes the related revenue as control of each individual product is transferred to the customer.

During the three months ended June 30, 2023 and 2022, the Company recognized product revenue of $86,385 and $627,571, respectively. During the six months ended June 30, 2023 and 2022, the Company recognized product revenue of $185,610 and $681,781, respectively.

F-30

Milestone and engineering revenue. Each milestone and engineering arrangement is a separate performance obligation. The transaction price is estimated using the most likely amount method and revenue is recognized as the performance obligation is satisfied through achieving manufacturing, cost, or engineering targets. During the three months ended June 30, 2023 and 2022, the Company recognized total milestone and engineering revenue of $14,916 and $10,000, respectively. During the six months ended June 30, 2023 and 2022, the Company recognized total milestone and engineering revenue of $39,916 and $522,000, respectively. $512,000 of the $522,000 earned in the prior period was earned from TubeSolar AG (“TubeSolar”), a related party.

Government contracts revenue. Revenue from government research and development contracts is generated under terms that are cost plus fee or firm fixed price. The Company generally recognizes this revenue over time using cost-based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. In applying cost-based input methods of revenue recognition, the Company uses the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue to recognize.

Cost based input methods of revenue recognition are considered a faithful depiction of the Company’s efforts to satisfy long-term government research and development contracts and therefore reflect the performance obligations under such contracts. Costs incurred that do not contribute to satisfying the Company’s performance obligations are excluded from the input methods of revenue recognition as the amounts are not reflective of transferring control under the contract. Costs incurred towards contract completion may include direct costs plus allowable indirect costs and an allocable portion of the fixed fee. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the loss anticipated on the contract.

No government contract revenue was recognized during the three and six months ended June 30, 2023 and 2022.

Accounts Receivable. As of June 30, 2023 and December 31, 2022, the Company had an accounts receivable, net balance of $14,916 and $1,769, respectively. As of June 30, 2023 and December 31, 2022, the Company had an allowance for doubtful accounts of $0 and $26,000, respectively.

Deferred revenue for the six months ended June 30, 2023 was as follows:

Balance as of January 1, 2023	$13,000
Additions	29,350
Recognized as revenue	(29,350)
Balance as of June 30, 2023	$13,000

Earnings per Share: Earnings per share (“EPS”) are the amount of earnings attributable to each share of common stock. Basic EPS has been computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders has been computed by deducting dividends accumulated for the period on cumulative preferred stock (whether or not earned) and deemed dividends due to down round financings from net income. For the three and six months ended June 30, 2023, income available to common stockholders was adjusted for deemed dividends due to down round financings of $11,653,986 (Note 11). Diluted earnings per share has been computed by dividing income available to common stockholders adjusted on an if-converted basis for the period by the weighted average number of common shares and potentially dilutive common share outstanding (which consist of warrants, options, restricted stock units and convertible securities using the if-converted or treasury stock method to the extent they are dilutive). Approximately 55.3 million and 2.4 million shares of dilutive shares were excluded from the three months period ended June 30, 2023 and 2022, respectively, EPS calculation as their impact is antidilutive. Approximately 56.0 million and 2.4 million shares of dilutive shares were excluded from the six months period ended June 30, 2023 and 2022, respectively, EPS calculation as their impact is antidilutive.

F-31

Net loss attributable to common shareholders for the three and six months ended June 30, 2023 was as follows:

	Three months ended	Six months ended
	June 30, 2023	June 30, 2023
Net Loss	$(3,913,472)	$(9,996,824)
Down round deemed dividend	(11,653,986)	(11,653,986)
Net Loss attributable to common shareholders	(15,567,458)	(21,650,810)
Earnings Per Share (Basic and Diluted)	(0.33)	(0.53)

Recently Adopted or to be Adopted Accounting Policies

On January 1, 2023, the Company adopted ASU 2020-06. The adoption resulted in the elimination of the beneficial conversion feature recognized on the Company’s convertible debt. The Company elected to apply the modified retrospective method to all open contracts as of January 1, 2023, and the cumulative effect of initially applying ASU 2020-06 was recognized as an adjustment to the Company’s retained earnings balance as of January 1, 2023. Comparative periods have not been restated and continue to be reported under the accounting standard in effect for those periods.

The cumulative effect of the changes made to the Company’s January 1, 2023, condensed balance sheet for the adoption of ASU 2020-06 is as follows:

	Balance at December 31, 2022	Adjustments Due to Adoption	Balance at January 1, 2023
Liabilities
Non-current convertible notes, net	$5,268,399	$3,686,243	$8,954,642
Shareholders' equity
Additional paid in capital	452,135,653	(3,795,874)	448,339,779
Accumulated deficit	(447,537,493)	109,631	(447,427,862)

The impact due to the change in accounting principle on net income and earnings per share for the three and six months ended June 30, 2023 is as follows:

	Post ASU 2020-06	Pre ASU 2020-06	Difference
Three months ended June 30, 2023
Net Loss	$(3,913,472)	$(6,687,795)	$2,774,323
Net Loss attributable to common shareholders	(15,567,458)	(18,341,781)	2,774,323
Earnings Per Share (Basic and Diluted)	(0.33)	(0.39)	(0.06)

Six months ended June 30, 2023
Net Loss	$(9,996,824)	$(14,971,111)	$4,974,287
Net Loss attributable to common shareholders	(21,650,810)	(26,625,097)	4,974,287
Earnings Per Share (Basic and Diluted)	(0.53)	(0.65)	(0.12)

Other new pronouncements issued but not effective as of June 30, 2023 are not expected to have a material impact on the Company’s condensed financial statements.

NOTE 4. LIQUIDITY, CONTINUED OPERATIONS, AND GOING CONCERN

During the year ended December 31, 2022, the Company entered into multiple financing agreements to fund operations. Further discussion of these transactions can be found in Notes 12 and 15 in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

In March 2023, the Company redeployed its Thornton manufacturing facility to focus on industrial commercialization of the Company's patent-pending Perovskite solar technologies. Additionally, while the Company purchased manufacturing assets in Zurich, Switzerland in April 2023 with plans to commence manufacturing using this equipment, Management continues to evaluate its manufacturing options. Management does not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements until the Company is able to achieve large scale production capacities. During the six months ended June 30, 2023 the Company used $6,577,826 in cash for operations.

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Additionally, projected revenues may not result in a positive cash flow position for the next twelve months. The Company also has a working capital deficit of $9,121,533 as of June 30, 2023. Management does not believe cash liquidity is sufficient for the next twelve months and will require additional financing.

The Company continues to look for ways to expand its production of PV films at industrial scale, and to secure long-term contracts for the sale of such output. The Company continues activities related to securing additional financing through strategic investors, but there is no assurance the Company will be able to raise additional capital on acceptable terms or at all. If the Company's revenues do not increase rapidly, and/or additional financing is not obtained, the Company will be required to significantly curtail operations to reduce costs and/or sell assets. Such actions would likely have an adverse impact on the Company's future operations.

As a result of the Company’s recurring losses from operations and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises doubt as to the Company’s ability to continue as a going concern.

Management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These condensed financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 5. ASSET ACQUISITION

On April 17, 2023, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Flisom (the “Seller”), pursuant to which, among other things, the Company purchased certain assets relating to thin-film photovoltaic manufacturing and production from the Seller (collectively, the “Assets”), including (i) certain manufacturing equipment located at Seller’s Niederhasli, Switzerland facility (the “Manufacturing Facility”) and (ii) related inventory and raw materials at the Manufacturing Facility (collectively, the “Transaction”). In connection with the Transaction, the Company also acquired, by operation of Swiss law, the employment contracts of certain employees of Seller in Switzerland who are functionally predominantly working with the Assets, subject to such employees being offered the right to remain employed by Seller after the closing of the Transaction. The total consideration paid by the Company to Seller in connection with the Transaction was an aggregate amount in cash equal to $2,800,000.

At the Closing, the Company and Seller also entered into (i) a Transition Services Agreement requiring the Seller to provide transition support for the Company’s operation of the Assets, with fees to be paid by the Company for performing defined support services, (ii) a Sublease Agreement allowing the Company’s to use the Manufacturing Facility where the Assets are located, and (iii) a Technology License Agreement, pursuant to which Seller granted the Company a revocable, non-exclusive license to certain intellectual property rights of the Seller used in the operation of the Assets (the “Licensed IP”), subject to certain encumbrances on the Licensed IP in favor of Seller’s lender. The Company will also receive proceeds from fulfilling a supply agreement obligation for one of the Seller’s customers.

The total purchase price, including transaction costs of $1,283,926, was allocated as fvollows:

Asset Price Allocation
Inventory
Raw Material	$130,030
Finished Goods	62,427
Other Assets	98,746
Fixed Assets
Manufacturing machinery and equipment	3,682,621
Furniture, fixtures, computer hardware and computer software	110,102

F-33

In addition to the Asset Purchase Agreement, on April 20, 2023, the Company entered into a letter agreement (the “Letter Agreement”) with FL1 Holding GmbH, a German company (“FL1”) that is affiliated with BD 1 Investment Holding, LLC (“BD1”), an affiliate of the Company, BD1 and BD Vermögensverwaltung GmbH (“BD”), the parent entity of FL1 (collectively, the “Affiliates”), in connection with the prospective acquisition by FL1 of substantially all shares in Seller following the Closing, subject to the satisfaction of certain terms and conditions. The Letter Agreement, among other things, granted the Company the option, but not the obligation, (i) to purchase certain intellectual property rights of Seller relating to thin-film photovoltaic manufacture and production for $2,000,000 following the release of certain liens on such intellectual property rights in favor of Seller’s lender, and (ii) for a period of 12 months following the Closing, to resell the Assets to the Affiliates for an aggregate amount equal to $5,000,000, with such transaction to close within 90 days following the exercise of the Company’s resale right. On June 16, 2023, the Company exercised its option to resell the Assets to the Affiliates.

NOTE 6. RELATED PARTY TRANSACTIONS

On September 15, 2021, the Company entered into a Long-Term Supply and Joint Development Agreement (“JDA”) with TubeSolar. Under the terms of the JDA, the Company will produce, and TubeSolar will purchase, thin-film photovoltaic (“PV”) foils (“PV Foils”) for use in TubeSolar’s solar modules for agricultural photovoltaic (“APV”) applications that require solar foils for its production. Additionally, the Company will receive (i) up to $4 million of non-recurring engineering (“NRE”) fees, (ii) up to $13.5 million of payments upon achievement of certain agreed upon production and cost structure milestones and (iii) product revenues from sales of PV Foils to TubeSolar. The JDA has no fixed term, and may only be terminated by either party for breach. No revenue was recognized under the JDA during the three and six months ended June 30, 2023. $512,000 of NRE revenue were recognized under the JDA during the six months ended June 30, 2022. In June, 2023, TubeSolar filed an application for the opening of insolvency proceedings with the competent insolvency court due to insolvency.

The Company and TubeSolar have also jointly established Ascent Solar Technologies Germany GmbH (“Ascent Germany”), in which TubeSolar holds 30% of the entity. Ascent Germany was established to operate a PV manufacturing facility in Germany that will produce and deliver PV Foils exclusively to TubeSolar. The parties expect to jointly develop next generation tooling for use in manufacturing PV Foils at the JV facility. The Company accounts for this investment as an equity method investment as it does not have control of this entity, but does have significant influence over the activities that most significantly impact the entity’s operations and financial performance. The Company contributed $0 and $83,559 to Ascent Germany during the six months ended June 30, 2023 and 2022, respectively. The Company currently cannot quantify its maximum exposure in this entity.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes property, plant and equipment as of June 30, 2023 and December 31, 2022:

	As of June 30,	As of December 31,
	2023	2022
Furniture, fixtures, computer hardware and computer software	$592,336	$482,235
Manufacturing machinery and equipment	25,492,755	21,739,504
Leasehold improvements	103,951	87,957
Manufacturing machinery and equipment, in progress	242,500	280,473
Depreciable property, plant and equipment	26,431,542	22,590,169
Less: Accumulated depreciation and amortization	(22,079,147)	(22,038,508)
Net property, plant and equipment	$4,352,395	$551,661

Depreciation expense for the three months ended June 30, 2023 and 2022 was $19,650 and $13,046, respectively. Depreciation expense for the six months ended June 30, 2023 and 2022 was $40,639 and $24,919, respectively. Depreciation expense is recorded under “Depreciation and amortization expense” in the unaudited Condensed Statements of Operations.

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NOTE 8. OPERATING LEASE

The Company’s lease is primarily comprised of approximately 100,000 rentable square feet for its manufacturing and operations. This lease is classified and accounted for as an operating lease. The building lease term is for 88 months commencing on September 21, 2020 at a rent of $50,000 per month including taxes, insurance and common area maintenance until December 31, 2020. Beginning January 1, 2021, the rent adjusted to $80,000 per month on a triple net basis and shall increase at an annual rate of 3% per annum until December 31, 2027.

As of June 30, 2023 and December 31, 2022, assets and liabilities related to the Company’s leases were as follows:

	As of June 30,	As of December 31,
	2023	2022
Operating lease right-of-use assets, net	$3,929,876	$4,324,514
Current portion of operating lease liability	765,378	733,572
Non-current portion of operating lease liability	3,411,364	3,827,878

During the three months ended June 30, 2023 and 2022, the Company recorded operating lease expense included in selling, general and administrative expenses of $271,542 and $258,392, respectively. During the six months ended June 30, 2023 and 2022, the Company recorded operating lease expense included in selling, general and administrative expenses of $533,910 and $516,785, respectively.

Future maturities of the operating lease liability are as follows:

Remainder of 2023	$509,232
2024	1,049,018
2025	1,080,488
2026	1,112,903
2027	1,146,290
Total lease payments	4,897,931
Less amounts representing interest	(721,189)
Present value of lease liability	$4,176,742

The remaining weighted average lease term and discount rate of the operating leases is 54 months and 7.0%, respectively.

NOTE 9. INVENTORIES

Inventories, net of reserves, consisted of the following at June 30, 2023 and December 31, 2022:

	As of June 30,	As of December 31,
	2023	2022
Raw materials	$598,160	$577,799
Work in process	17,701	37,351
Finished goods	62,427	133
Total	$678,288	$615,283

NOTE 10. OTHER PAYABLE

On June 30, 2017, the Company entered into an agreement with a vendor (“Vendor”) to convert the balance of their account into a note payable in the amount of $250,000. The note bears interest of 5% per annum and matured on February 28, 2018. As of June 30, 2023, the Company had not made any payments on this note, the accrued interest was $75,034, and the note is due upon demand. This note is recorded as Other payable in the Condensed Balance Sheets.

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NOTE 11. CONVERTIBLE NOTES

The following table provides a summary of the activity of the Company's secured, convertible, promissory notes:

	Principal Balance 12/31/2022	Notes converted	Principal Balance 6/30/2023	Less: Discount Balance	Net Principal Balance 6/30/2023
Sabby Volatility Warrant Master Fund, LTD	$7,392,899	$(4,431,207)	$2,961,692	$(782,138)	$2,179,554
L1 Capital Global Opportunities Master Fund, Ltd	7,500,000	(2,843,333)	4,656,667	(1,229,754)	3,426,913
	$14,892,899	$(7,274,540)	$7,618,359	$(2,011,892)	$5,606,467

Sabby / L1 Convertible Notes

On December 19, 2022, the Company entered into a Securities Purchase Contract (the “Securities Purchase Contract”) with two institutional investors (each, an “Investor” and collectively, the “Investors”) for the issuance to the Investors of $12,500,000 in aggregate principal amount of Senior Secured Original Issue 10% Discount Convertible Advance Notes pursuant to a direct registered offering (the “Registered Advance Notes”) and $2,500,000 in aggregate principal amount of Senior Secured Original Issue 10% Discount Convertible Advance Notes in a concurrent private placement (the “Private Placement Advance Notes” and, together with the Registered Advance Notes, the “Advance Notes”).

On March 29, 2023, the Company and each of the Investors entered into a Waiver and Amendment Agreement (the “Amendment”) relating to the Securities Purchase Contract and the Advance Notes to waive any event of default arising under Section 2.1 of the Advance Notes relating to the Company’s receipt of notice from the Listing Qualifications Department of Nasdaq indicating that the Company is not in compliance with the $1.00 Minimum Bid Price Requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market (the “Specified Default”).

Pursuant to the Amendment, the Company and each of the Investors agreed to waive the Specified Default and further agreed to the amend the Advance Notes to provide that (i) the new “Floor Price” for all purposes of the Advance Notes is $0.20 per share of the Company’s common stock, (ii) until the Company regains compliance with the $1.00 Minimum Bid Price Requirement, “Conversion Price” under the Advance Notes will mean the “Alternative Conversion Price” (as defined in the Advance Notes) and (iii) the Company will make certain prepayments of the Advance Notes held by the Investors on the following dates and in the following aggregate cash amounts, at a price equal to 100% of the principal amount of the Advance Notes to be repaid plus accrued and unpaid interest thereon (if any). The Company's failure to comply with the terms of the Amendment would constitute an Event of Default under the Advance Notes.

On April 12, 2023, the Company and each of the Investors entered in a further amendment to the Amendment (the “Revised Amendment”), to provide for a consistent prepayment schedule for the Advance Notes held by each of the Investors. After giving effect to the Revised Amendment, the Advance Notes will be prepaid by the Company in cash on the following dates and in the following aggregate amounts, at a price equal to 100% of the principal amount of the Advance Notes to be prepaid plus accrued and unpaid interest thereon (if any). The Company’s failure to comply with the terms of the Revised Amendment would constitute an “Event of Default” under the Advance Notes.

Prepayment Date	Aggregate
April 3, 2023	$333,333
April 13, 2023	333,333
May 18, 2023	666,667
June 19, 2023	666,667
$2,000,000

On May 22, 2023, the Investors and the Company agreed to defer for 90 days each of the two prepayments of $666,667 that were scheduled for May 18, 2023 and June 19, 2023. Accordingly, (i) the May 18, 2023 payment is deferred until August 16, 2023, and (ii) the June 19, 2023 payment is delayed until September 17, 2023.

F-36

On May 25, 2023, the Company and each of the Investors entered into a Waiver and Amendment Agreement (the “Second Amendment”) relating to the Securities Purchase Contract and the Advance Notes. Pursuant to the Second Amendment, the Company and each of the Investors agreed to amend the Advance Notes to provide that if the Company receives a Notice of Conversion at a time that the Conversion Price (or, as applicable, the Alternative Conversion Price) then in effect Price, without regard to the Floor Price (the “Applicable Conversion Price”), is less than the Floor Price then in effect, the Company shall issue a number of shares equal to the Conversion Amount divided by such Floor Price and, at its election (x) pay the economic difference between the Applicable Conversion Price and such Floor Price (the “Outstanding Conversion Amount”) in cash at such time or (y) pay the Outstanding Conversion Amount following the consummation of a reverse stock split by the Company (1) in cash or (2) by issuing to the Holder a number of shares of Common Stock with an aggregate value equal to the Outstanding Conversion Amount, with the value per share of Common Stock for purposes of such calculation equal to (i) if such shares are issued on or prior to August 23, 2023, the daily VWAP of the Common Stock on the Trading Day following the date of the consummation of such reverse stock split or (ii) if such shares are issued after August 23, 2023, 90% of the daily VWAP of the Common Stock on the Trading Day following the date of the consummation of such reverse stock split. As of June 30, 2023, the Company had $500,370 in Outstanding Conversion Amounts recorded as Conversions Payable on the Condensed Balance Sheets.

The Securities Purchase Contract also included certain warrants to purchase up to 2,513,406 shares of common stock (the "Warrants"). The Warrants were issued with an exercise price equal to $3.93 per share, subject to certain adjustments in certain events, including the future issuance by the Company of securities with a purchase or conversion, exercise or exchange price that is less than the exercise price of the Warrants then in effect at any time.

On April 14, 2023 the Company entered a securities purchase agreement (“SPA”) with Lucro Investments VCC-ESG Opportunities Fund (“Lucro”) for an approximate $9 million private placement (the “Private Placement”) of an aggregate of 7,499,997 shares of the Company’s Common Stock. The per share purchase price for the Shares is $1.20 per share. The terms of the SPA with Lucro triggered certain adjustments to the Advance Notes and the Warrants in accordance with the existing terms of the outstanding Advance Notes and the outstanding Warrants. Following these adjustments:

•	The fixed conversion price of the remaining principal outstanding on the Advance Notes was lowered to $0.3661 per share of Common Stock;
•	The exercise price of the outstanding Warrants was lowered to $0.3661 per share of Common Stock; and
•	The number of shares that the Warrants are exercisable for increased from 2,513,406 to 26,980,840 shares of Common Stock.

On June 29, 2023 the Company entered a securities purchase agreement (“Series 1B SPA”) with accredited investors (the "Accredited Investors") for the private placement of $900,000 for 900 shares of the Company’s newly designated Series 1B Convertible Preferred Stock (“Series 1B Preferred Stock”) (Note 13). Shares of the Series 1B Preferred Stock are convertible at the option of the holder into common stock at an initial conversion price of equal to $0.14 per share.

The terms of the Series 1B SPA triggered certain further adjustments to the Advance Notes and the Warrants in accordance with the existing terms of the outstanding Advance Notes and the outstanding Warrants. Following these further adjustments in June 2023:

1.	The fixed conversion price of the remaining principal outstanding on the Advance Notes was lowered to $0.1268 per share of Common Stock;
2.	The exercise price of the outstanding Warrants was lowered to $0.1268 per share of Common Stock; and
3.	The number of shares that the Warrants are exercisable for increased from 26,980,840 to 77,899,728 shares of Common Stock.

F-37

Pursuant to ASC 260, Earnings per Share, the Company recorded a deemed dividend for the down round adjustments of $11,653,986 which reduced income available to common shareholders in the Company's earnings per share calculations.

During the six months ended June 30, 2023, the Company settled $7.3 million of principal as follows:

Debt Settlement
Equity issued for convertible debt	$3,364,467
Conversions payable	500,370
Cash repayments	1,025,423
Accelerated discount recognized in APIC	2,384,280
Principal settled during the six months ended June 30, 2023	$7,274,540

During the three and six months ended June 30, 2023, the Company had interest expense of $746,578 and $1,799,506, respectively, of which, $640,438 and $1,542,097 for the three and six months ended June 30, 2023, respectively, was due to accretion of discount on the Advanced Notes. Interest payable was $105,647 as of June 30, 2023.

NOTE 12. SERIES A PREFERRED STOCK

As of January 1, 2023, there were 48,100 shares of Series A Preferred Stock outstanding. Holders of Series A Preferred Stock are entitled to cumulative dividends at a rate of 8% per annum when and if declared by the Board of Directors at its sole discretion. The dividends may be paid in cash or in the form of common stock (valued at 10% below market price, but not to exceed the lowest closing price during the applicable measurement period), at the discretion of the Board of Directors. The dividend rate on the Series A Preferred Stock is indexed to the Company's stock price and subject to adjustment.

The Series A Preferred Stock may be converted into shares of common stock at the option of the Company if the closing price of the common stock exceeds $1,160,000, adjusted for reverse stock splits, for twenty consecutive trading days, or by the holder at any time. The Company has the right to redeem the Series A Preferred Stock at a price of $8.00 per share, plus any accrued and unpaid dividends, plus the make-whole amount (if applicable). At June 30, 2023, the preferred shares were not eligible for conversion to common shares at the option of the Company. The holder of the preferred shares may convert to common shares at any time. After making adjustment for the Company’s prior reverse stock splits, all 48,100 outstanding Series A preferred shares are convertible into less than one common share. Upon any conversion (whether at the option of the Company or the holder), the holder is entitled to receive any accrued but unpaid dividends.

Except as otherwise required by law (or with respect to approval of certain actions), the Series A Preferred Stock shall have no voting rights. Upon any liquidation, dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A Preferred Stock shall be entitled to receive, pari passu with any distribution to the holders of common stock of the Company, an amount equal to $8.00 per share of Series A Preferred Stock plus any accrued and unpaid dividends.

As of June 30, 2023, there were 48,100 shares of Series A Preferred Stock outstanding and accrued and unpaid dividends of $489,685.

NOTE 13. SERIES 1B PREFERRED STOCK

On June 29, 2023, the Company entered into the Series 1B SPA with Accredited Investors for the private placement of 900 shares of Series 1B Preferred Stock for $900,000 gross proceeds.

The Series 1B Preferred Stock ranks senior to the common stock with respect to dividends and rights upon liquidation. Holders of the Series 1B Preferred Stock do not have voting rights and are not entitled to any fixed rate of dividends; however, if the Company pays a dividend or otherwise makes a distribution or distributions payable on shares of common stock, then the Company will make a dividend or distribution to the holders of the Series 1B Preferred Stock in such amounts as each share of Series 1B Preferred Stock would have been entitled to receive if such share of Series 1B Preferred Stock was converted into shares of common stock at the time of payment of the stock dividend or distribution.

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There is no scheduled or mandatory redemption for the Series 1B Preferred Stock and there is no redemption for the Series 1B Preferred Stock exercisable (i) at the option of the Investor, or (ii) at the option of the Company.

Upon our liquidation, dissolution or winding up, holders of Series 1B Preferred Stock will be entitled to be paid out of our assets, prior to the holders of our common stock, an amount equal to $1,000 per share plus any accrued but unpaid dividends (if any) thereon.

Shares of the Series 1B Preferred Stock are convertible at the option of the holder into common stock at an initial conversion price of equal to $0.14 per share. The conversion price for the Series 1B Preferred Stock is subject to adjustment on the earliest of the date that (a) a resale registration statement relating to the shares of common stock underlying the Series 1B Preferred Stock has been declared effective by the SEC, (b) all of such underlying shares of common stock have been sold pursuant to SEC Rule 144 or may be sold pursuant to SEC Rule 144 without volume or manner-of-sale restrictions, (c) the one year anniversary of the closing provided that a holder of such underlying shares is not an affiliate of the Company or (d) all of such underlying shares may be sold pursuant to an exemption from registration under Section 4(a)(1) of the Securities Act without volume or manner-of-sale restrictions (such earliest date, the “Reset Date”).

On the Reset Date, the conversion price shall be equal to the lower of (i) $0.14 and (ii) 90% of the lowest VWAP for the Company’s common stock out of the 10 trading days commencing 5 trading days immediately prior to the Reset Date, provided that the conversion price may not be adjusted to less than $0.05 per share.

Holders of the Series 1B Preferred Stock (together with its affiliates) may not convert any portion of such Investor’s Series 1B Preferred Stock to the extent that the holder would beneficially own more than 4.99% of the Company’s outstanding shares of common stock after conversion, except that upon at least 61 days’ prior notice from the holders to the Company, the holder may increase the maximum amount of its beneficial ownership of outstanding shares of the Company’s Common Stock after converting the holder’s Series 1B Preferred Stock up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Series 1B Preferred Stock.

NOTE 14. STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

At June 30, 2023, the Company had 500 million shares of common stock, $0.0001 par value, authorized for issuance. Each share of common stock has the right to one vote. As of June 30, 2023, the Company had 55,937,658 shares of common stock outstanding. The Company has not declared or paid any dividends related to the common stock during the three or six months ended June 30, 2023 and 2022.

During the six months ended June 30, 2023, $7.3 million of convertible debt principal was converted into 21,651,846 shares of common stock and 285,000 shares of common stock was issued for vendor services.

Preferred Stock

At June 30, 2023, the Company had 25 million shares of preferred stock, $0.0001 par value, authorized for issuance. Preferred stock may be issued in classes or series. Designations, powers, preferences, rights, qualifications, limitations and restrictions are determined by the Company’s Board of Directors.

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The following table summarizes the designations, shares authorized, and shares outstanding for the Company’s Preferred Stock:

Preferred Stock Series Designation	Shares Authorized	Shares Outstanding
Series A	750,000	48,100
Series 1A	5,000	—
Series B-1	2,000	—
Series B-2	1,000	—
Series 1B	900	900
Series C	1,000	—
Series D	3,000	—
Series D-1	2,500	—
Series E	2,800	—
Series F	7,000	—
Series G	2,000	—
Series H	2,500	—
Series I	1,000	—
Series J	1,350	—
Series J-1	1,000	—
Series K	20,000	—

Warrants

As of June 30, 2023, there are 79,314,823 outstanding warrants with exercise prices between $0.1268 and $5.30 per share.

Series A Preferred Stock

Refer to Note 12 for information on Series A Preferred Stock.

Series 1B Preferred Stock

Refer to Note 13 for information on Series 1B Preferred Stock.

Series 1A, B-1, B-2, C, D, D-1, E, F, G, H, I, J, J-1, and K Preferred Stock

There were no transactions involving the Series 1A, B-1, B-2, C, D, D-1, E, F, G, H, I, J, J-1, or K during the three and six months ended June 30, 2023.

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NOTE 15. SHARE-BASED COMPENSATION

In 2022, the Company granted restricted stock units to its Chief Executive Officer and Chief Financial Officer. On April 26, 2023, the Company terminated its employment contract with the Company's then Chief Executive Officer resulting in the forfeiture of 2,277,848 restricted stock units. The remaining non-vested shares of 466,666 units as of June 30, 2023 are expected to vest in the future. Total unrecognized share-based compensation expense from the remaining unvested restricted stock as of June 30, 2023 was approximately $1,390,667 and is expected to be recognized over 30 months. The Company recognized share-based compensation expense related to restricted stock grants of $560,861 and $1,965,311 for the three and six months ended June 30, 2023. The following table summarizes non-vested restricted stock and the related activity as of June 30, 2023:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2023	3,152,033	4.95
Vested	407,519	4.82
Forfeited	2,277,848	5.37
Non-vested at June 30, 2023	466,666	2.98

NOTE 16. COMMITMENTS AND CONTINGENCIES

On April 26, 2023, the board of directors of the Company terminated Jeffrey Max as the Company’s President and Chief Executive Officer. Mr. Max claims that his termination was not for cause as defined in his employment agreement which could enable him to certain benefits, including severance and vesting of restricted stock units. Management believes Mr. Max was terminated for cause and any such claims, if asserted, would be without substantial merit. Although the outcome of any legal proceedings is uncertain, the Company will vigorously defend any future claims made by Mr. Max.

The Company is subject to various legal proceedings, both asserted and unasserted, that arise in the ordinary course of business. The Company cannot predict the ultimate outcome of such legal proceedings or in certain instances provide reasonable ranges of potential losses. However, as of the date of this report, the Company believes that none of these claims will have a material adverse effect on its financial position or results of operations. In the event of unexpected subsequent developments and given the inherent unpredictability of these legal proceedings, there can be no assurance that the Company’s assessment of any claim will reflect the ultimate outcome, and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company’s financial position or results of operations in particular quarterly or annual periods.

NOTE 17. SUBSEQUENT EVENTS

Subsequent to June 30, 2023, Sabby and L1 converted approximately $2.6 million principal for 12.6 million shares of Common Stock.

F-41

3,572,635 UNITS CONSISTING OF

ONE SHARE OF COMMON STOCK

OR PRE-FUNDED WARRANTS TO PURCHASE SHARES

OF COMMON STOCK AND

WARRANTS TO PURCHASE SHARES

OF COMMON STOCK

ASCENT SOLAR TECHNOLOGIES, INC.

PROSPECTUS

September 28, 2023

Dawson James Securities Inc.